SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                      FORM 6-K

                               Report of Foreign Issuer

                         Pursuant to Rule 13a-16 or 15d-16 of

                         The Securities Exchange Act of 1934

                         For June 6, 2001 - December 31, 2001



               CARDIOME PHARMA CORP (formerly NORTRAN PHARMACEUTICALS)
               -------------------------------------------------------
                  (Translation of Registrant's name into English)


                                3650 Wesbrook Mall
               -------------------------------------------------------
                     (Address of principal executive offices)


                   Vancouver, British Columbia, V6S 2L2, CANADA
               -------------------------------------------------------



                        CIK # 0001036141   FILE NO. 0-29338
               -------------------------------------------------------



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

     Form 20-F   [X]          Form 40-F   [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

     Yes         [X]          No          [ ]

                                     FORM 6-K
                                TABLE OF CONTENTS

                        For June 6, 2001 - December 31, 2001

                              CARDIOME PHARMA CORP.
                     (formerly NORTRAN PHARMACEUTICALS INC.)

                       File No. 0-29338, CIK # 0001036141


Exhibit 1    Material Change Form - April 3, 2001

Exhibit 2 Press Release - June 21, 2001 (Arrhythmia Drug Demonstrates Oral Bioavailability)

Exhibit 3    Press Release - June 25, 2001 (Change Name to Cardiome Pharma
             Corp.)

Exhibit 4    Material Change Form - June 21, 2001

Exhibit 5    Material Change Form - June 25, 2001

Exhibit 6    Press Release - July 30, 2001 (Completes Phase I Safety Study)

Exhibit 7    Second Quarterly Interim Financial Statements

Exhibit 8    Confirmation of Mailing of Second Quarterly Financial Statements

Exhibit 9    Material Change Form - July 30, 2001

Exhibit 10   Press Release - August 3, 2001 (Second Quarter Results)

Exhibit 11   Material Change Form - August 3, 2001

Exhibit 12 Press Release - October 10, 2001 (Closes Private Placement Warrant Financing)

Exhibit 13   Material Change Form - October 10, 2001

Exhibit 14 Press Release - October 19, 2001 (Receives Approval to Commence Phase II)

Exhibit 15   Material Change Form - October 19, 2001

Exhibit 16   Third Quarterly Interim Financial Statements

Exhibit 17   Confirmation of Mailing of Third Quarterly Financial Statements

Exhibit 18   Press Release - October 31, 2001 (Third Quarter Results)

Exhibit 19   Notice of Extraordinarily General Meeting and Record Date

Exhibit 20   Preliminarily Prospectus dated November 23, 2001

Exhibit 21 Press Release - December 21, 2001 (Cardiome to Acquire U.S. Pharma Company)

Exhibit 22   Material Change Form - December 21, 2001

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                           CARDIOME PHARMA CORP.
                                           -------------------------------------
                                           (REGISTRANT)


Date: February 12, 2002

                                           /s/ Christina Yip
                                           -------------------------------------
                                                                   Christina Yip
                                                             Corporate Secretary

Exhibit 1

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                   FORM 27
                               SECURITIES ACT
                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Nortran Pharmaceuticals Inc.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          April 3, 2001

Item 3.   PRESS RELEASE

          April 3, 2001 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer reports on its financial results for the fiscal year ended November 30, 2000.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See press release dated April 3, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 5th day of June, 2001.

                                           NORTRAN PHARMACEUTICALS INC.

                                           Per:


                                           /s/ Christina Yip
                                           --------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Nortran                          3650 Wesbrook Mall     Tel: 604-222-5577
   PHARMACEUTICALS INC.          Vancouver, BC          Fax: 604-222-6617
                                 V6S 2L2 CANADA         Website: www.nortran.com
--------------------------------------------------------------------------------
       FOR IMMEDIATE RELEASE        TSE: NRT,       NASD BB: NTRDF

                NORTRAN ANNOUNCES FISCAL YEAR-END 2000 RESULTS
                ----------------------------------------------

Vancouver, Canada, April 3, 2001 - Nortran Pharmaceuticals Inc. (NRT-TSE) announced today its financial results for the fiscal year ended November 30, 2000. Nortran incurred a net loss of $4,496,038 or $0.12 per common share for the fiscal year ended November 30, 2000. These results compare with a net loss of $4,451,320 ($0.16 per common share) and $5,168,419 ($0.19 per common share)
for the years ended November 30, 1999 and November 30, 1998, respectively.

"The year 2000 was an important and eventful year of progress for the Company, a year which has placed the Company in a strong position to achieve several exciting milestones in 2001" said Bob Rieder, President & CEO. "We successfully completed an important $8.3 million financing and obtained a listing on The Toronto Stock Exchange. In October, Nortran entered into a licensing agreement with AstraZeneca for Nortran's antiarrhythmic compound RSD1122 in exchange for upfront, milestone, and royalty payments. Finally, Nortran's clinical candidate RSD1235 showed both safety and efficacy in pre-clinical studies and is expected to go forward into clinical development in the upcoming year."

Revenue for fiscal 2000 increased to $2,722,950 as compared to $787,081 for fiscal 1999. The increase in revenue for fiscal 2000 was due to an increase of $1,598,170 of revenue generated from collaborative agreements, $89,553 of research funding collected mainly from Science Council of BC and $248,146 of interest and other income. The licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The increase in interest resulted from a higher average cash reserve during fiscal 2000 as compared to fiscal 1999.

Research and development expenses increased to $4,732,656 in fiscal 2000 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of the Company's CP1 program, and pre-clinical studies of RSD1235, RSD1122, and Kv1.5 programs. General and administration expenses increased to $1,569,044 in fiscal 2000 as compared to $997,890 in fiscal 1999. The increase in general administration expenses was primarily due to higher consulting and professional fees, regulatory fees, travel and accommodation expenses resulting from the Company's listing on the Toronto Stock Exchange and the closing of AstraZeneca licensing deal.

Nortran's activities during the fiscal year ended November 30, 2000 were financed primarily by its working capital carried forward from the previous fiscal year and gross proceeds of $8,268,880 collected from the private placements completed in June 2000. At November 30, 2000, the Company had available cash reserves of $10,219,140 comprised of cash, cash equivalents and short-term investments as compared to $6,784,170 at November 30, 1999. Working capital as at November 30, 2000 was $10,019,044 at November 30, 2000 as compared to $6,237,713 as at November 30, 1999.

The company's annual general meeting will be held on May 28, 2001 at 2:00 p.m. at the Four Seasons Hotel, Vancouver, British Columbia.

Selected Financial Highlights (Canadian dollars) 1
--------------------------------------------------------------------------------
                                                           As at
Balance Sheets                             November 30, 2000   November 30, 1999
================================================================================

Cash and cash equivalents                     $   3,247,479       $   4,209,003
Short-term investments                            6,971,661           2,575,167
Other current assets                                890,912             258,516
--------------------------------------------------------------------------------
Total current assets                             11,110,052           7,042,686
Capital assets                                      452,970             461,576
Technology, license and patents                   2,009,018           2,359,468
--------------------------------------------------------------------------------
Total assets                                  $  13,572,040       $   9,863,730
================================================================================

Current liabilities                           $   1,091,008       $     804,973
Long-term capital lease obligations and debt           -                 91,306
Shareholders' equity                             12,481,032           8,967,451
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity    $  13,572,040       $   9,863,730
================================================================================


--------------------------------------------------------------------------------
                                                   For the year ended
Statements of Loss and Deficit             November 30, 2000   November 30, 1999
================================================================================

Revenue
Research collaborative, licensing and
  option fees                                 $   2,081,046       $     482,876
Interest income and other income                    506,541             258,395
Grant income                                        135,363              45,810
--------------------------------------------------------------------------------
                                                  2,722,950             787,081
================================================================================

Expenses
Research and Development                          4,732,656           3,585,593
General & Administrative                          1,569,044             997,890
Amortisation                                        917,288             654,918
--------------------------------------------------------------------------------
                                                  7,218,988           5,238,401
================================================================================

Net Loss for the period                       $  (4,496,038)      $  (4,451,320)

Deficit Beginning of period                     (16,314,589)        (11,863,269)
--------------------------------------------------------------------------------
Deficit End of period                         $ (20,810,627)      $ (16,314,589)
================================================================================
Net Loss per Common Share2                    $       (0.12)      $       (0.16)
================================================================================

1   Condensed from the Company's audited financial statements.
2 Loss per share is based on the weighted average number of common shares outstanding during the period.

Nortran Pharmaceuticals Inc. is a cardiac drug discovery and development company. Its primary programs are focused on prevention and treatment of cardiac arrhythmia, with three programs in that area. In its RSD1122 chronic therapy program, Nortran has a license agreement with AstraZeneca, one of the world's largest pharmaceutical companies. Nortran's expertise in ion channel biology has also focused on developing agents targeting the KV1.5 channel that is specific in atrial tissue. The Company is based at the University of British Columbia in Vancouver, and is traded on the Toronto Stock Exchange (NRT) and the NASD BB market (NTRDF).

ON BEHALF OF THE BOARD

/s/ Robert Rieder

President & Chief Executive Officer


   WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING"
                                  STATEMENTS.

Exhibit 2


Nortran                          3650 Wesbrook Mall     Tel: 604-222-5577
   PHARMACEUTICALS INC.          Vancouver, BC          Fax: 604-222-6617
                                 V6S 2L2 CANADA         Website: www.nortran.com
--------------------------------------------------------------------------------

       FOR IMMEDIATE RELEASE        TSE: NRT,       NASD BB: NTRDF



                            NORTRAN ARRHYTHMIA DRUG
                            -----------------------
                       DEMONSTRATES ORAL BIOAVAILABILITY
                       ---------------------------------


Vancouver, Canada, June 21, 2001 - Nortran Pharmaceuticals Inc. (NRT-TSE) reported today that preclinical studies have confirmed that its antiarrhythmic drug RSD1235 has significant oral bioavailability in dogs. Work carried out by an independent contract research organization under GLP conditions showed that in the four dogs tested, an average of 75% of the drug administered orally was found in the bloodstream. The results confirmed earlier data in rats, which are less indicative of human metabolism than canines.

In the study, blood levels of RSD1235 were examined in canines to determine if the drug was absorbed into the bloodstream after oral administration. Results indicated that RSD1235 was rapidly absorbed and that equivalent blood levels were achieved after oral dosing as for intravenous dosing. Plasma levels of 2.7-3.8 microgram/ml were achieved within 15-30 minutes and the clearance of the drug was similar to the intravenous formulation.

"We are currently developing RSD1235 for intravenous delivery in an acute-use setting, and that will continue to be our primary focus," said Dr. Alan Ezrin, Chief Scientific Officer. "However, these results confirm the potential for this drug to be delivered orally. This is very exciting news for Nortran, because it opens the possibility that RSD1235 could be delivered both intravenously and orally, greatly increasing its market potential."

Cardiac arrhythmia is an irregular - usually very rapid - beating of the heart. According to American Heart Association statistics, total arrhythmia-mention mortality was 500,000 out of 2,000,000 U.S. deaths, meaning that arrhythmia was a factor associated with every fourth death. There were 12.4 million cases of arrhythmia in major markets in 1999. This number is expected to increase to
14.2 million in 2009. Current drugs for treating arrhythmia have serious side effects that limit their use. Sales of these drugs totalled $1.3 billion in 1999. Nortran estimates that the side effect risks of current drugs results in a $3.1 billion unmet market need.

Nortran Pharmaceuticals Inc. is a cardiac drug discovery and development company. Its current focus is on prevention and treatment of cardiac arrhythmia, with three programs in that area. In its RSD1122 chronic therapy program, Nortran has a license agreement with AstraZeneca, one of the world's largest pharmaceutical companies. Nortran's RSD1235 acute-use atrial antiarrhythmic drug program is now in Phase 1 clinical testing. Nortran's Kv1.5 program, also focused on treatment of atrial arrhythmia, is in the pre-clinical phase. The Company is based at the University of British Columbia in Vancouver, and is traded on The Toronto Stock Exchange (NRT) and the NASD BB market (NTRDF).

ON BEHALF OF THE BOARD

/s/ Robert Rieder

President & Chief Executive Officer

   WARNING: THE COMPANY RELIES ON LITIGATION PROTECTION FOR "FORWARD-LOOKING"
                                  STATEMENTS.

Exhibit 3


Nortran                          3650 Wesbrook Mall     Tel: 604-222-5577
   PHARMACEUTICALS INC.          Vancouver, BC          Fax: 604-222-6617
                                 V6S 2L2 CANADA         Website: www.nortran.com
--------------------------------------------------------------------------------

       FOR IMMEDIATE RELEASE        TSE: NRT,       NASD BB: NTRDF



                    NORTRAN CHANGES NAME TO CARDIOME PHARMA CORP.
                    ---------------------------------------------

Vancouver, Canada, June 25, 2001 - Nortran Pharmaceuticals Inc. (the "Company") announced today it has changed its corporate name to Cardiome Pharma Corp. ("Cardiome") following a special resolution passed by the shareholders at its recent annual general meeting. This corporate name change reflects the Company's strategic focus on discovering and developing drugs to treat heart disease. Effective at the opening on June 26, 2001, the common shares of Cardiome will commence trading on the Toronto Stock Exchange under the new symbol "COM".

"The name Cardiome Pharma Corp. was chosen to better reflect our strategic focus in the cardiology area," said Bob Rieder, President & CEO. "Our management team and network of renowned cardiology researchers will drive the company's vision of becoming a world-leading cardiac drug company."

Heart disease is the world's number one killer. Falling within the broad category of heart disease, cardiac arrhythmia is an irregular - usually very rapid - beating of the heart. According to American Heart Association statistics, total arrhythmia-mention mortality was 500,000 out of 2,000,000 U.S. deaths in 1998, meaning that arrhythmia was a factor associated with every fourth death. There were 12.4 million cases of arrhythmia in major markets in 1999. This number is expected to increase to 14.2 million in 2009. Current drugs for treating arrhythmia have serious side effects that limit their use. Sales of these drugs totalled $1.3 billion in 1999. Nortran estimates that the side effect risks of current drugs results in a $3.1 billion unmet market need.

The Company is unveiling its new identity and corporate website at BIO2001, the International Biotechnology Convention & Exhibition currently being held in San Diego.

Cardiome is a cardiac drug discovery and development company. Its current focus is on prevention and treatment of cardiac arrhythmia, with three programs in that area. In its RSD1122 chronic therapy program, Cardiome has a license agreement with AstraZeneca, one of the world's largest pharmaceutical companies. Cardiome's RSD1235 acute-use atrial antiarrhythmic drug program is now in Phase I clinical testing. Cardiome's Kv1.5 program, also focused on treatment of atrial arrhythmia, is in the pre-clinical phase. The Company is based at the University of British Columbia in Vancouver, and is currently traded on The Toronto Stock Exchange (NRT) and the NASD BB market (NTRDF). Effective at the opening on June 26, 2001, the common shares of Cardiome will commence trading on The Toronto Stock Exchange under the new symbol "COM".

ON BEHALF OF THE BOARD

/s/ Robert Rieder

President & Chief Executive Officer


The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information:
Cardiome Pharma Corp.   Contact        Media Contact
Michael Midmer, Investor               Ruby Ng, Contemporary Communications Ltd.
Relations Manager
T: (604) 222-5577 ext. 705             T: (604) 734-3663 ext 312
E: mmidmer@cardiome.com                E: rng@ccpr.com
   --------------------




The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 4

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Nortran Pharmaceuticals Inc.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          June 21, 2001

Item 3.   PRESS RELEASE

          June 21, 2001 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announces that preclinical studies confirm that its antiarrhythmic drug RSD1235 has significant oral bioavailability in dogs.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See press release dated June 21, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 22nd day of June, 2001.

                                           NORTRAN PHARMACEUTICALS INC.

                                           Per:


                                           /s/ Christina Yip
                                           --------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 5

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Copr.
          (formerly Nortran Pharmaceuticals Inc.)
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          June 25, 2001

Item 3.   PRESS RELEASE

          June 25, 2001 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announces that it has changed its corporate name to Cardiome Pharma Corp.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See press release dated June 25, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 26th day of June, 2001.

                                           CARDIOME PHARMA CORP.

                                           Per:


                                           /s/ Christina Yip
                                           --------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 6


CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

       FOR IMMEDIATE RELEASE        TSE: COM,       NASD BB: COMTF


              CARDIOME PHARMA COMPLETES PHASE I SAFETY STUDY
              ----------------------------------------------

Vancouver, Canada, July 30, 2001 - Cardiome Pharma Corp. (TSE-COM, the "Company" or "Cardiome") announced today that it has completed a Phase I clinical trial demonstrating the safety of RSD1235, its lead drug being developed for acute atrial arrhythmia.

The results from this trial demonstrated that RSD1235 is safe and well tolerated over the dose range studied. No significant adverse events were observed. RSD1235 displayed a linear increase with dose in blood levels and a suitable half-life for intravenous conversion of atrial fibrillation. Cardiome plans to initiate a Phase II efficacy study in Q4, 2001. This study will be conducted in patients suffering from atrial fibrillation.

The Phase I trial was a randomized, single-blind, placebo-controlled, ascending-dose safety and tolerance study of RSD1235 in normal healthy volunteers. Twenty-eight subjects received an intravenous infusion over a ten minute period and were monitored for up to 24 hours following treatment. Vital signs and ECGs were monitored over the entire period. Plasma and urine levels of the drug were also measured to provide information on drug pharmacokinetics. The study was carried out in the U.S., under an Investigational New Drug application filed with the FDA in January.

"I am pleased that the Phase I study in normal subjects was well executed and achieved the objectives of defining a safe dose range to evaluate in our Phase II trial. In human volunteers we achieved plasma levels up to 4 microgram/mL, at the top dose of 5mg/kg," said Dr. Alan Ezrin, Chief Scientific Officer. "These levels are significantly higher than the expected therapeutic range that we will evaluate in patients with atrial fibrillation. The next step is to confirm in a Phase IIa trial that this drug is effective in treating patients suffering from new-onset atrial fibrillation."

This announcement follows an earlier disclosure by the company that animal data showed the drug has a high level of oral bioavailability. In that canine study, more than 75% of the drug orally administered was detected in the serum.

"This development program is now 90 days ahead of our original schedule," continued Dr. Ezrin. "This is a very exciting time in Cardiome's history and we are very proud of what the team has accomplished. After proving efficacy in patients in the Phase IIa trial, we intend to show that the drug can also be administered orally. The capability to deliver the drug orally could open up a market that is much larger than the IV market."

Atrial fibrillation is a condition in which the atria or storage chambers of the heart beat rapidly and erratically. Left untreated, the condition can cause stroke or ultimately, congestive heart failure. Approximately 7.6 million patients in the developed world (US, Europe, Japan) suffer occasionally or chronically from atrial fibrillation. About 3.2 million acute cases are reported each year. Current IV market estimates approach US$300 million per year while chronic oral dosing of RSD1235 in an extended release form could access a market estimated at US$2.7 billion.




The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cardiome is a cardiac drug discovery and development company. Its current focus is on prevention and treatment of cardiac arrhythmia, with three programs in that area. In addition to the acute-use RSD1235 program, Cardiome has an antiarrhythmic program - the RSD1122 program - focused on chronic use. The lead drug candidate in that program is licensed to AstraZeneca, one of the world's largest pharmaceutical companies. Cardiome's Kv1.5 program, also focused on treatment of atrial arrhythmia, is in the pre-clinical phase. The Company is based at the University of British Columbia in Vancouver, and is currently traded on The Toronto Stock Exchange (COM) and the NASD BB market (COMTF).

ON BEHALF OF THE BOARD

/s/ Robert W. Rieder
President & Chief Executive Officer

                                   - 30 -

For more information:
Cardiome Pharma Corp.   Contact        Media Contact
Michael Midmer, Investor               Ruby Ng, Contemporary Communications Ltd.
Relations Manager
T: (604) 222-5577 ext. 705             T: (604) 734-3663 ext 312
E: mmidmer@cardiome.com                E: rng@ccpr.com
   --------------------






The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 7

To Our Shareholders:

This quarter saw Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) continue its focus on the discovery and development of drugs to prevent and treat cardiac disease. The Company advanced development of its antiarrhythmic programs, most notably with the initiation of a Phase I clinical trial for RSD1235, a candidate for the treatment of acute atrial fibrillation.

During the second quarter, the Company changed its name in order to better communicate its focus to the world.

Commencement of Phase I Clinical Trial
Following a review of the study protocol and an Investigational New Drug (IND) application, the U.S. FDA approved commencement of a Phase I clinical trial for RSD1235. Initial dosing in the trial began on April 12, 2001.

The Phase I study investigates the safety of RSD1235 in humans. The study also assesses drug pharmacokinetics, and provides information relevant to selection of appropriate dose range to use for patients in a Phase II clinical trial. Phase I trial results will be released in the third quarter, with a Phase IIa slated to begin Q4, 2001.

Additional pre-clinical data, subsequent to quarter-end, confirmed that RSD1235 has significant oral bioavailability in dogs. The results confirmed earlier data in rats, which are less indicative of human metabolism than canines. The opportunity for an oral delivery antiarrhythmic, in addition to an I.V. therapy, greatly increases the market potential of RSD1235.

Reinforcement of Business Strategy
At the Company's annual general meeting on May 25, 2001, our shareholders passed a special resolution to change the Company's corporate name to Cardiome Pharma Corp. The name Cardiome Pharma Corp. was chosen to better reflect a strategic interest in cardiac disease.

Subsequent to quarter-end, the Company implemented the name change and unveiled its new corporate identity. The common shares of Cardiome commenced trading on the Toronto Stock Exchange under the symbol "COM", and on the NASD BB under the symbol "COMTF". The new corporate website (www.cardiome.com) was also unveiled
                                           ----------------
in late June.

Management's Discussion & Analysis
The following information should be read in conjunction with the unaudited Consolidated Financial Statements and Notes included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Annual Report for the year ended November 30, 2000.

Results of Operations
---------------------
For the three months ended May 31, 2001, the Company recorded a net loss of $2,633,997 ($0.06 per common share) compared to a net loss of $1,402,382 ($0.04 per common share) for the same quarter in the preceding fiscal year ("2000"). On a year-to-date basis, the Company posted a net loss of $4,090,246 ($0.10 per common share) for the six months ended May 31, 2001, compared to a net loss of $2,532,213 ($0.07 per common share) for the same period in 2000. The increase of operating loss was primarily due to the increased pre-clinical and clinical expenditures as described below.

Revenue for the second quarter ended May 31, 2001 increased to $139,684, compared to $121,479 for the same quarter in 2000. The Company generated cumulative total revenue of $357,238 for the six month period ended May 31, 2001, compared to $293,372 for the same period in 2000. The increase in revenue was mainly due to the additional research grant of $11,943 and the increase of $85,613 interest income, as a result of higher average cash and short-term investment balances, compared to the same quarter in 2000. These increases were offset by a decline in research collaborative revenue of $33,690.

Research and development expenses increased to $2,131,936 in the second quarter in 2001, compared to $915,941 in the same quarter in 2000. The Company accumulated a total research and development expenditure of $3,234,411 for the six month period ended May 31, 2001, compared to $1,776,197 for the same period in 2000. The increase was primarily due to the cost associated with increased operational activities as the Company prepared for and initiated a Phase I clinical trial for its lead compound, RSD1235, and progressed in its Kv1.5 program to enhance its research and development capabilities. The increase was also attributed to the additional pre-clinical work to support the Company's licensing activities for its cough project.

General and administration expenses increased slightly to $478,679 in the second quarter in 2001 as compared to $446,555 in the same quarter in 2000. The
Company had accumulated a total general and administration expenditure of $835,156 for the six month period ended May 31, 2001, compared to $754,362 for the same period in 2000. The increase was primarily due to the cost associated with added personnel and increased investor relations activities.

Amortization for the second quarter stayed at the same level at $163,066, compared to $161,365 for the same quarter in 2000 at $161,365. The Company recorded $377,917 of amortization for the six month period ended May 31, 2001, compared to $295,026 for the same period in 2000. The increase was primarily due to the additional write-off of intellectual property cost, incurred during the period, for the Company's inactive research projects.

Liquidity and Capital Resources
-------------------------------

The Company's activities during the six months ended May 31, 2001 were financed primarily by its working capital carried forward from the preceding fiscal year. At May 31, 2001, the Company had working capital of $6,061,004 as compared to

$10,019,044 at November 30, 2000. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $6,300,619 at May 31, 2001 as compared to $10,219,140 at November 30, 2000.

Capital expenditures incurred during the quarter ended May 31, 2001 were $46,153, including a total investment of $40,397 for the expansion of intellectual property rights and a total acquisition cost of $5,756 in capital assets. The cumulative capital expenditure for the six months ended May 31, 2001 was $245,711 with $208,850 of this investment in the expansion of intellectual property rights and the balance of $36,861 in capital assets.

Cardiome looks forward to continuing development of all three antiarrhythmic candidates, RSD1122, RSD1235, and Kv1.5.

Respectfully,


/s/ Robert Rieder

Robert Rieder
President & CEO

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian Dollars)
================================================================================

                                                                As at
                                                     --------------------------
                                                       May 31,     November 30,
                                                         2001           2000
                                                      (Unaudited)
ASSETS
-------------------------------------------------------------------------------

Current
   Cash and cash equivalents                        $  1,114,906   $  3,247,479
   Short-term investments                              5,185,713      6,971,661
   Accounts receivable and prepaid expenses              330,494        890,912
-------------------------------------------------------------------------------
                                                       6,631,113     11,110,052

Capital assets                                           378,659        452,970
License, patents and technology                        1,523,123      2,009,018
-------------------------------------------------------------------------------
                                                    $  8,532,895   $ 13,572,040
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
   Accounts payable and accrued liabilities         $    539,007   $    999,702
   Current portion of obligations under capital lease     18,224         41,145
   Current portion of long-term debt                      12,878         50,161
-------------------------------------------------------------------------------
Total Liabilities                                        570,109      1,091,008
-------------------------------------------------------------------------------

Shareholders' Equity
   Share Capital [Note 5]                             32,235,393     32,235,393
   Contributed surplus                                 1,056,266      1,056,266
   Deficit                                           (25,328,873)   (20,810,627)
-------------------------------------------------------------------------------
                                                       7,962,786     12,481,032
-------------------------------------------------------------------------------
                                                    $  8,532,895   $ 13,572,040
===============================================================================

On behalf of the Board:

/s/ Bob Rieder                      /s/ Michael Walker
------------------------------      ------------------------------
Robert Rieder, Director             Michael J. A. Walker, Director

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited - expressed in Canadian Dollars)
================================================================================

                                                  For the Three Months ended                For the Six Months ended
                                                            May 31,                                     May 31,
                                                -------------------------------------------------------------------------
                                                     2001              2000                      2001              2000
-------------------------------------------------------------------------------------------------------------------------
Revenue
   Research collaborative and licensing         $      15,356       $        -          $      45,804       $      79,494
   Grant income                                        24,006              55,000              81,443              69,500
   Interest and other income                          100,322              66,479             229,991             144,378
-------------------------------------------------------------------------------------------------------------------------
                                                      139,684             121,479             357,238             293,372
-------------------------------------------------------------------------------------------------------------------------

Expenses
   Research and development                         2,131,936             915,941           3,234,411           1,776,197
   General and administration                         478,679             446,555             835,156             754,362
   Amortization                                       163,066             161,365             377,917             295,026
-------------------------------------------------------------------------------------------------------------------------
                                                    2,773,681           1,523,861           4,447,484           2,825,585
-------------------------------------------------------------------------------------------------------------------------

Net loss for the period                             2,633,997           1,402,382           4,090,246           2,532,213

Deficit, beginning of period                       22,694,876          17,444,420          20,810,627          16,314,589

Adjustment for future income taxes [Note 4]              -                   -                428,000                -
-------------------------------------------------------------------------------------------------------------------------

Deficit, end of period                          $  25,328,873       $  18,846,802       $  25,328,873       $  18,846,802
=========================================================================================================================

Net loss per common share                       $        0.06       $        0.04       $        0.10       $        0.07
=========================================================================================================================

Weighted average number
 of outstanding shares                             41,215,848          35,073,412          41,215,848          34,922,609
=========================================================================================================================

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - expressed in Canadian Dollars)
================================================================================

                                                  For the Three Months ended                For the Six Months ended
                                                            May 31,                                     May 31,
                                                -------------------------------------------------------------------------
                                                     2001              2000                      2001              2000
-------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Loss for the period                          $  (2,633,997)      $  (1,402,382)      $  (4,090,246)      $  (2,532,213)
   Add: Non-cash item
     Amortization                                     163,066             161,365             377,917             295,026
-------------------------------------------------------------------------------------------------------------------------
                                                   (2,470,931)         (1,241,017)         (3,712,329)         (2,237,187)

Changes in non-cash working capital components
   Accounts receivable and prepaid expenses           496,689            (178,963)            560,418            (170,978)
   Accounts payable and accrued liabilities          (246,355)            155,539            (460,695)            (43,684)
-------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                  (2,220,597)         (1,264,441)         (3,612,606)         (2,451,849)
-------------------------------------------------------------------------------------------------------------------------

Financing Activities
   Share capital issued, net                             -                572,085                -                585,335
   Special warrants issued                               -              7,768,880                -              7,768,880
   Deferred financing cost                               -               (312,929)               -               (312,929)
   Repayment on obligations under capital leases      (11,592)            (15,895)            (22,921)            (31,435)
   Repayment on long-term debt                        (18,892)            (16,971)            (37,283)            (33,492)
-------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities       (30,484)          7,995,170             (60,204)          7,976,359
-------------------------------------------------------------------------------------------------------------------------

Investing Activities
   Purchase of capital assets                          (5,756)            (22,391)            (36,861)            (29,612)
   License and patents                                (40,397)           (133,255)           (208,850)           (166,351)
   Funds held in escrow                                  -             (7,768,880)               -             (7,768,880)
   Short-term investments                            (670,753)            282,117           1,785,948            (296,486)
-------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities      (716,906)         (7,642,409)          1,540,237          (8,261,329)
-------------------------------------------------------------------------------------------------------------------------

Decrease in cash during the period                 (2,967,987)           (911,680)         (2,132,573)         (2,736,819)

Cash and cash equivalents,
   beginning of period                              4,082,893           2,383,864           3,247,479           4,209,003
-------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents,
   end of period                                $   1,114,906       $   1,472,184       $   1,114,906       $   1,472,184
=========================================================================================================================

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)
================================================================================


1.   DESCRIPTION OF BUSINESS

     Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 24, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. At the Company's annual general meeting on May 25, 2001, the shareholders passed a special resolution to change the Company's corporate name to Cardiome Pharma Corp. to reflect the Company's strategic focus on discovering and developing cardiac drugs.

     The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's current focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

     The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products are dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.

2.   BASIS OF PRESENTATION

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. These interim financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the audited financial statements for the year ended November 30, 2000 included in the Company's Annual Report.

3.   NET LOSS PER COMMON SHARE

     Net loss per common share has been calculated using the weighted average number of common shares outstanding during the period. Fully-diluted loss per share has not been disclosed where the effect of common shares issuable upon the exercise of options and warrants would be anti-dilutive.

4.   ACCOUNTING POLICIES

     The accounting policies and methods of application used in preparation of these financial statements are consistent with the November 30, 2000 annual financial statement noted otherwise.

     Effective December 1, 2000, the Company retroactively adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in a decrease in technology and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense for the six months ended May 31, 2001 of $51,360. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)
================================================================================


5.   SHARE CAPITAL

     (a)   Authorized

           200,000,000 common shares without par value

     (b)   Issued and Outstanding

                                                      Number of
                                                    Common Shares     Amount
           --------------------------------------------------------------------
           Balance as at November 30, 2000           41,215,848    $ 32,235,393
           Issued during the quarter ended
              February 28, 2001                            -               -
           Issued during the quarter ended
              May 31, 2001                                 -               -
           --------------------------------------------------------------------
           Balance as at May 31, 2001                41,215,848    $ 32,235,393
           ====================================================================

     (c)   Share Purchase Warrants

           As at May 31, 2001 common share purchase warrants were outstanding as follows:

                                                   Exercise       Number of
           Date of Expiry                           Price       Common Shares
           --------------------------------------------------------------------
           October 14, 2001                          $1.40              554,920
           April 14, 2002                            $1.60            2,774,600
           June 5, 2002                              $1.60              178,571
           --------------------------------------------------------------------
           Balance as at May 31, 2001                                 3,508,091
           ====================================================================

     (d)   Stock Options

           At the Company's annual general meeting on May 28, 2001, the shareholders approved a new stock option plan (the "2001 Plan") for which up to six million common shares can be reserved for issuance to directors, officers, employees and consultants of the Company. The shareholders also approved the merger of the Company's 1998 Stock Option Plan (the "Old Plan") into the 2001 Plan such that the options outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan.

           As at May 31, 2001, the Company had 4,206,250 stock options outstanding, of which 2,705,000 were exercisable, at a weighted average exercise price of $1.14 per common share and expiring at various dates from July 8, 2001 to May 27, 2007. Subsequent to the quarter end, on July 8, 2001, options to acquire 175,000 common shares at $1.00 per share expired unexercised.

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)
================================================================================


5.   SHARE CAPITAL (Cont'd)

     (e)   Stock Options (Cont'd)

                                                    Weighted        Number of
                                                     Average      Common Shares
                                                  Exercise Price   Outstanding
           --------------------------------------------------------------------
           Balance, November 30, 2000                $1.29            3,678,750
           During the six months period
             ended May 31, 2001:
               Options granted                       $0.73              982,500
               Options forfeited                     $1.12             (105,000)
               Options expired                       $1.62             (350,000)
           --------------------------------------------------------------------
           Balance, May 31, 2001                     $1.14            4,206,250
           ====================================================================

     (f)   Commitment to issue shares

           Under the terms of a licensing agreement, the Company has agreed to issue 200,000 common shares to the licensor upon the achievement of certain milestones. As at May 31, 2001, these milestones had not been achieved. In addition, the Company intends to settle an accounts payable of approximately $16,000 with respect to an amendment to the license agreement by issuing common shares.

Exhibit 8

CARDIOME                                                      3650 Wesbrook Mall
                                                          Vancouver, BC  V6S 2L2
                                           Tel: 604-222-5577   Fax: 604-222-6617
                                                       Email: admin@Cardiome.com



July 30, 2001


VIA SEDAR
---------

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission


Attention: Statutory Filings
----------------------------

Dear Sir/Madame:

Re:     Cardiome Pharma Corp. (the "Company") - Filing of Interim Financial
---------------------------------------------------------------------------
                                      Statement
                                      ---------

We confirm that the interim financial statements for the quarter ended May 31, 2001 were sent to each of the persons listed on the Company's mailing list maintained in accordance with National Policy 41 on July 30, 2001.

If you have any questions, please contact the undersigned.

Please acknowledge receipt of this letter via SEDAR at your earliest convenience.

Yours truly,
Cardiome Pharma Corp.

/s/ Christina Yip

Christina Yip
Corporate Secretary

cc:   Toronto Stock Exchange

Exhibit 9

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Copr.
          (formerly Nortran Pharmaceuticals Inc.)
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          July 30, 2001

Item 3.   PRESS RELEASE

          July 30, 2001 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announces that it has completed a phase I clinical trial demonstrating the safety of RSD1235, its lead drug being developed for acute atrial arrhythmia.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See press release dated July 30, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 31st day of July, 2001.

                                           CARDIOME PHARMA CORP.

                                           Per:


                                           /s/ Christina Yip
                                           --------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 10


CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

       FOR IMMEDIATE RELEASE        TSE: COM,       NASD BB: COMTF


                     CARDIOME REPORTS SECOND QUARTER RESULTS
                     ---------------------------------------


Vancouver, Canada, August 3, 2001 - Cardiome Pharma Corp. (COM-TSE) reported today a net loss of $2,633,997 ($0.06 per common share) compared to a net loss of $1,402,382 ($0.04 per common share) for the same quarter in the preceding fiscal year ("2000").

Research and development expenses increased to $2,131,936 in the second quarter in 2001, compared to $915,941 in the same quarter in 2000. The Company accumulated a total research and development expenditure of $3,234,411 for the six month period ended May 31, 2001, compared to $1,776,197 for the same period in 2000. The increase was primarily due to the cost associated with increased drug development activities as the Company carried out a Phase I clinical trial for its lead compound, RSD1235.

The Company's activities during the six months ended May 31, 2001 were financed primarily by its working capital carried forward from the preceding fiscal year. At May 31, 2001, the Company had working capital of $6,061,004 as compared to $10,019,044 at November 30, 2000. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $6,300,619 at May 31, 2001 as compared to $10,219,140 at November 30, 2000.

Cardiome is a cardiac drug discovery and development company. Its current focus is on prevention and treatment of cardiac arrhythmia, with three programs in that area. Cardiome's RSD1235 acute-use atrial antiarrhythmic drug program has now completed Phase I clinical testing. In addition to the acute-use RSD1235 program, Cardiome has an antiarrhythmic program - the RSD1122 program - focused on chronic use. The lead drug candidate in that program is licensed to AstraZeneca, one of the world's largest pharmaceutical companies. Cardiome's Kv1.5 program, also focused on treatment of atrial arrhythmia, is in the pre-clinical phase. The Company is based at the University of British Columbia in Vancouver, and is currently traded on The Toronto Stock Exchange (COM) and the NASD BB market (COMTF).



                                 - more -


The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Selected Financial Highlights (Canadian dollars) 1
--------------------------------------------------------------------------------
                                                            As at
Balance Sheets                                  May 31, 2001   November 30, 2000
================================================================================

Cash and cash equivalents                       $  1,114,906       $  3,247,479
Short-term investments                             5,185,713          6,971,661
Accounts receivable & prepaid expenses               330,494            890,912
--------------------------------------------------------------------------------
Total current assets                               6,631,113         11,110,052

Capital assets                                       378,659            452,970
Other assets                                       1,523,123          2,009,018
--------------------------------------------------------------------------------
Total assets                                    $  8,532,895       $ 13,572,040
================================================================================

Current liabilities                             $    539,007       $    999,702
Long-term capital lease obligations and debt          31,102             91,306
Shareholders' equity                               7,962,786         12,481,032
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity      $  8,532,895       $ 13,572,040
================================================================================

---------------------------------------------------------------------------------------------------------------
                                                      For the Three Months Ended      For the Six Months Ended

Statements of Loss and Deficit                        May 31, 2001   May 31, 2000    May 31, 2001   May 31,2000
===============================================================================================================
Revenue
Research collaborative                                $     15,356   $       -      $     45,804   $     79,494
Grant income                                                24,006         55,000         81,443         69,500
Interest and other income                                  100,322         66,479        229,991        144,378
---------------------------------------------------------------------------------------------------------------
                                                           139,684        121,479        357,238        293,372
===============================================================================================================

Expenses
Research and Development                                 2,131,936        915,941      3,234,411      1,776,197
General & Administrative                                   478,679        446,555        835,156        754,362
Amortization                                               163,066        161,365        377,917        295,026
---------------------------------------------------------------------------------------------------------------
                                                         2,773,681      1,523,861      4,447,484      2,825,585
===============================================================================================================

Net Loss for the period                               $ (2,633,997)  $ (1,402,382)  $ (4,090,246)  $ (2,532,213)

Deficit, beginning of period                           (22,694,876)   (17,444,420)   (21,238,627)   (16,314,589)
---------------------------------------------------------------------------------------------------------------
Deficit, end of period                                $(25,328,873)  $(18,846,802)  $(25,328,873)  $(18,846,802)
===============================================================================================================
Net Loss per Common Share2                            $      (0.06)  $      (0.04)  $      (0.10)  $      (0.07)
===============================================================================================================

1   Condensed from the Company's unaudited financial statements.
2 Loss per share is based on the weighted average number of common shares outstanding during the period.

ON BEHALF OF THE BOARD

/s/ Robert Rieder
President & Chief Executive Officer

                                    - 30 -



The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 11

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Copr.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          August 3, 2001

Item 3.   PRESS RELEASE

          August 3, 2001 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announces its second quarter results.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See press release dated August 3, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 3rd day of August, 2001.

                                           CARDIOME PHARMA CORP.

                                           Per:


                                           /s/ Christina Yip
                                           --------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 12


CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

       FOR IMMEDIATE RELEASE        TSE: COM,       NASD BB: COMTF


             CARDIOME CLOSES PRIVATE PLACEMENT WARRANT FINANCING
             ---------------------------------------------------


Vancouver, Canada, October 10, 2001 - Cardiome Pharma Corp. (the "Company") announced today that it has closed a $1.1 million private placement financing. The non-brokered financing was subscribed to by current investors who purchased special warrants of the Company.

The special warrants were issued at a price of $0.60 per special warrant and are exercisable, for no additional consideration, into one common share and one-half of one common share purchase warrant, to be qualified for distribution by a prospectus. Each whole common share purchase warrant will entitle the holder to purchase one common share of the Company at $0.80 for a period of two years from closing.

The net proceeds from the special warrants, combined with the Company's current working capital, will be used to fund the ongoing clinical development of RSD1235, the Company's lead drug candidate for the treatment of atrial arrhythmia, as well as for general corporate purposes.

The Company also has plans to develop and test in the clinic an oral formulation of RSD1235, which has recently shown to be 75% bioavailable in pre-clinical models. The application of RSD1235 as an intravenous and oral antiarrhythmic therapy means that the market potential for this drug candidate is larger than anticipated.

Cardiome is a cardiac drug discovery and development company. Its current focus is on prevention and treatment of cardiac arrhythmia, with three programs in that area. In addition to the RSD1235 acute-use program, Cardiome's RSD1122 program is focused on a chronic use antiarrhythmic. RSD1122 is licensed to AstraZeneca, one of the world's largest pharmaceutical companies. Cardiome's Kv1.5 program, also focused on treatment of atrial arrhythmia, is in the pre-clinical phase. The Company is based at the University of British Columbia in Vancouver, and is currently traded on The Toronto Stock Exchange (COM) and the NASD BB market (COMTF).

ON BEHALF OF THE BOARD

/s/ Robert Rieder
President & Chief Executive Officer




The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 13

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Copr.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          October 10, 2001

Item 3.   PRESS RELEASE

          October 10, 2001 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announces the completion of a $1.1 million special warrant financing.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See press release dated October 10, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 10th day of October, 2001.

                                           CARDIOME PHARMA CORP.

                                           Per:


                                           /s/ Christina Yip
                                           --------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 14


CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

       FOR IMMEDIATE RELEASE        TSE: COM,       NASD BB: COMTF


                          CARDIOME RECEIVES APPROVAL
                          --------------------------
                          TO COMMENCE PHASE II STUDY
                          --------------------------


Vancouver, Canada, October 19, 2001 - Cardiome Pharma Corp. (the "Company") announced today that it has received approval from the U.S. FDA and Canadian Therapeutic Product Directorate (TPD) to begin a Phase II study of RSD1235, a novel candidate for the treatment of atrial fibrillation (AF). The approvals followed submission of IND (Investigational New Drug) applications in both the US and Canada.

"This is a landmark study in our antiarrhythmic development programme," said Dr. Alan Ezrin, Cardiome's Chief Scientific Officer. "We are pleased to have authorization to begin this study, and to be working with globally recognized cardiologists in several centres in both Canada and the US." Dr. Denis Roy of the Montreal Heart Institute and Dr. Bramah Singh of the UCLA School of Medicine serve as co-chairs for the study steering committee.

The 60-patient Phase II trial is a randomized, placebo-controlled, double-blind, step-dose study in patients with recent onset atrial fibrillation. The primary end point will be conversion of atrial fibrillation within 30 minutes of infusion. The Company has engaged a contract clinical research organization, CroMedica Global Inc., to oversee the study in up to 20 centres in the U.S. and Canada. Enrolment of patients will commence in November 2001. The study is expected to be completed within six months, with final results due in Q3, 2002.

"This trial is designed to provide unequivocal evidence regarding the effectiveness of our drug candidate," added Dr. Ezrin. "If RSD1235 meets our expectations, it will revolutionize the management of patients with AF."

Atrial fibrillation is a condition in which the atria or storage chambers of the heart beat rapidly and erratically. Left untreated, the condition can cause stroke or ultimately, congestive heart failure. Approximately 7.6 million patients in the developed world (US, Europe, Japan) suffer occasionally or chronically from atrial fibrillation. About 3.2 million acute cases are reported each year in the developed world. It is estimated that the market for an IV drug to treat such acute cases approaches US$300 million per year while chronic oral dosing of RSD1235 in an extended release form could access a market estimated at approximately US$3 billion.

Cardiome Pharma Corp. is a cardiac drug discovery and development company. Its current focus is on prevention and treatment of cardiac arrhythmia, with three programs in that area. In addition to the RSD1235 acute-use program, Cardiome's RSD1122 program is focused on a chronic use antiarrhythmic. RSD1122 is licensed to AstraZeneca, one of the world's largest pharmaceutical companies. Cardiome's Kv1.5 program, also focused on treatment of atrial arrhythmia, is in the pre-clinical phase. The Company is based at the University of British Columbia in Vancouver, and is traded on The Toronto Stock Exchange (COM) and the NASD BB market (COMTF).

ON BEHALF OF THE BOARD


/s/ Robert Rieder
President & Chief Executive Officer




The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 15

                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Copr.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          October 19, 2001

Item 3.   PRESS RELEASE

          October 19, 2001 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announces that it has received approval from the U.S. FDA and Canadian Therapeutic Product Directorate to begin a Phase II study of RSD1235, a novel candidate for the treatment of atrial fibrillation.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See press release dated October 19, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 22nd day of October, 2001.

                                           CARDIOME PHARMA CORP.

                                           Per:


                                           /s/ Christina Yip
                                           --------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 16


To Our Shareholders:

In Q3, 2001, Cardiome Pharma Corp. further strengthened its drive to emerge as a dominant North American cardiology company. The Company completed Phase I safety studies for RSD1235, an atrial antiarrhythmic candidate. The initiation of RSD1235's Phase II efficacy studies in the coming quarter will herald a period of unprecedented clinical activity and much opportunity for partnership.

Cardiome is committed to developing safe and effective antiarrhythmic therapies to confront significant unmet medical need. The Company has several products in the pipeline, including a molecule licensed to AstraZeneca and another arrhythmia program at the preclinical stage. Meanwhile, Cardiome seeks to broaden its focus by acquiring projects to address other important cardiology-related needs.

Maturing from an R&D to a Biopharmaceutical Focus
The progression of RSD1235 into human clinical testing further characterizes Cardiome as a clinical-stage, product-driven organization focused on developing cardiology drugs. In June 2001, the Company changed its name to better reflect its strategic interest in cardiac disease.

On June 26, Nortran Pharmaceuticals officially became Cardiome Pharma Corp. Cardiome shares commenced trading on the TSE under the symbol "COM" and on the NASD BB under the symbol "COMTF".

Transition from Bench to Bedside
The progress of Cardiome's lead antiarrhythmic drug candidate, RSD1235, mirrors our corporate maturation. The third quarter saw a number of significant news items including the announcement of bioavailability data and the completion of the Phase I study.

Data released in June indicates that RSD1235 is 75% orally bioavailable in dogs. In a GLP study carried out by an independent contract research organization, blood levels of RSD1235 were examined in canines to determine if the drug was absorbed into the bloodstream after oral administration. RSD1235 was rapidly absorbed and the blood levels achieved after oral dosing were equivalent to those achieved for intravenous dosing, suggesting that RSD1235 has potential as an oral delivery antiarrhythmic, in addition to an I.V. therapy.

On July 30, 2001, Cardiome announced completion of its Phase I clinical trial for RSD1235. The Phase I trial was a randomized, single-blind, placebo-controlled, ascending-dose safety and tolerance study of RSD1235 in normal healthy volunteers.

In this safety study, twenty-eight subjects received an intravenous infusion over a ten-minute period and were monitored for up to 24 hours following treatment. No significant adverse events were observed. The results from this trial demonstrated that RSD1235 is safe and well tolerated over the dose range studied.

Cardiome looks forward to initiating a Phase IIa study in the coming quarter. The Company is well funded to cover the costs of this study.

Management's Discussion & Analysis
The following information should be read in conjunction with the unaudited Consolidated Financial Statements and Notes included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Annual Report for the year ended November 30, 2000.

Results of Operations
---------------------
For the three months ended August 31, 2001, the Company recorded a net loss of $1,627,707 ($0.04 per common share) compared to a net loss of $1,762,631 ($0.05 per common share) for the same quarter in the preceding fiscal year ("2000").
On a year-to-date basis, the Company posted a net loss of $5,717,953 ($0.14 per common share) for the nine months ended August 31, 2001, compared to a net loss of $4,294,844 ($0.12 per common share) for the same period in 2000. The increase in year-to-date operating loss was primarily due to the increased pre-clinical and clinical expenditures as described below.

Revenue for the third quarter ended August 31, 2001 decreased to $189,472, compared to $235,822 for the same quarter in 2000. The Company generated $546,710 of cumulative total revenue for the nine-month period ended August 31, 2001, compared to $529,194 for the same period in 2000. The slight increase in revenue was mainly due to the $113,418 of adjustment to research collaborative revenue, resulting from the adoption of new recommendations under US GAAP as described in Note 4 of the interim financial statements. Compared to the same period in 2000, and before the aforementioned adjustment, research collaborative revenue declined by $33,690 while grant incomedeclined by $13,424. Interest income declined by $48,788 compared to the same period in 2000, resulting from the lower average cash reserve in 2001.

Research and development expenses declined to $1,261,751 in the third quarter in 2001, compared to $1,501,382 in the same quarter in 2000. The Company accumulated a total research and development expenditure of $4,496,162 for the nine-month period ended August 31, 2001, compared to $3,277,579 for the same period in 2000. The increase in year-to-date research and development expenditures was primarily due to the cost associated with increased operational activities as the Company initiated and completed a Phase I clinical trial for its lead compound, RSD1235, and progressed in its Kv1.5 program to enhance its research and development capabilities. The increase was also attributed to cost associated with some pre-clinical work conducted in support of the Company's licensing actitivies for its Cough project.

General and administration expenses increased to $407,584 in the third quarter in 2001 as compared to $331,367 in the same quarter in 2000. The Company had accumulated a total general and administration expenditure of $1,242,740 for the nine-month period ended August 31, 2001, compared to $1,085,729 for the same period in 2000. The increase was primarily due to the cost associated with added personnel and increased investor relations activities.

Amortization for the third quarter declined to $147,844, compared to $165,704 for the same quarter in 2000. The Company recorded $525,761 of amortization for the nine-month period ended May 31, 2001, compared to $460,730 for the same period in 2000. The increase was primarily due to the additional write-off of intellectual property cost for the Company's inactive research projects.

Liquidity and Capital Resources
-------------------------------

The Company's activities during the nine months ended August 31, 2001 were financed primarily by its working capital carried forward from the preceding fiscal year. At August 31, 2001, the Company had working capital of $4,417,072 as compared to $10,019,044 at November 30, 2000. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $4,775,454 at August 31, 2001 as compared to $10,219,140 at November 30, 2000.
Subsequent to the quarter ended August 31, 2001, the Company completed a private placement warrant financing and increased its cash reserve by $1,100,600, before financing cost, as described in Note 6 of the interim financial statements.

Capital expenditures incurred during the quarter ended August 31, 2001 were $50,651, including a total investment of $19,159 for the expansion of intellectual property rights and a total acquisition cost of $31,492 for capital assets. The cumulative capital expenditure for the nine months ended August 31, 2001 was $296,362 with $228,009 of this investment in the expansion of intellectual property rights and the balance of $68,353 in capital assets.

Respectfully,


/s/ Robert Rieder

Robert Rieder
President & CEO

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian Dollars)
===============================================================================

                                                             As at
                                               --------------------------------
                                                   August 31,     November 30,
                                                      2001            2000
                                                  (Unaudited)
ASSETS
-------------------------------------------------------------------------------


Current
   Cash and cash equivalents                     $   2,226,704    $   3,247,479
   Short-term investments                            2,548,750        6,971,661
   Accounts receivable and prepaid expenses            252,471          890,912
-------------------------------------------------------------------------------
Total current assets                                 5,027,925       11,110,052

Capital assets                                         353,354          452,970
License, patents and technology                      1,451,235        2,009,018
-------------------------------------------------------------------------------
                                                 $   6,832,514    $  13,572,040


LIABILITIES AND SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

Current
   Accounts payable and accrued liabilities $ 603,589 $ 999,702 Current portion of obligations under
      capital leases                                     7,264           41,145
   Current portion of long-term debt                      -              50,161
-------------------------------------------------------------------------------
Total current liabilities                              610,853        1,091,008
Deferred revenue                                     1,386,180             -
-------------------------------------------------------------------------------
Total liabilities                                    1,997,033        1,091,008
-------------------------------------------------------------------------------

Shareholders' Equity
Share Capital [Note 5]                              32,235,393       32,235,393
Contributed surplus                                  1,056,266        1,056,266
Deficit                                            (28,456,178)     (20,810,627)
-------------------------------------------------------------------------------
Total shareholders' equity                           4,835,481       12,481,032
-------------------------------------------------------------------------------
                                                 $   6,832,514    $  13,572,040
===============================================================================


On behalf of the Board:

/s/ Robert Rieder                        /s/ Michael J. A. Walker
-----------------------------------      -----------------------------------
Robert Rieder, Director                  Michael J. A. Walker, Director

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited - expressed in Canadian Dollars)
===============================================================================

                                                  For the Three Months ended                For the Nine Months ended
                                                          August 31,                                 August 31,
                                                -------------------------------------------------------------------------
                                                     2001              2000                      2001              2000
-------------------------------------------------------------------------------------------------------------------------
Revenue
   Research collaborative and licensing         $     113,418       $        -          $     159,222       $      79,494
   Grant income                                         6,693              32,060              88,136             101,560
   Interest and other income                           69,361             203,762             299,352             348,140
-------------------------------------------------------------------------------------------------------------------------
                                                      189,472             235,822             546,710             529,194
-------------------------------------------------------------------------------------------------------------------------

Expenses
   Research and development                         1,261,751           1,501,382           4,496,162           3,277,579
   General and administration                         407,584             331,367           1,242,740           1,085,729
   Amortization                                       147,844             165,704             525,761             460,730
-------------------------------------------------------------------------------------------------------------------------
                                                    1,817,179           1,998,453           6,264,663           4,824,038
-------------------------------------------------------------------------------------------------------------------------

Net loss for the period                             1,627,707           1,762,631           5,717,953           4,294,844

Deficit, beginning of period                       26,828,471          18,846,802          20,810,627          16,314,589

Adjustment for future income taxes [Note 4]              -                   -                428,000                -

Adjustment for deferred revenue [Note 4]                 -                   -              1,499,598                -
-------------------------------------------------------------------------------------------------------------------------

Deficit, end of period                          $  28,456,178       $  20,609,433       $  28,456,178       $  20,609,433
=========================================================================================================================

Net loss per common share                       $        0.04       $        0.05       $        0.14       $        0.12
=========================================================================================================================

Weighted average number
  of outstanding shares                            41,215,848          38,861,837          41,215,848          36,662,998
=========================================================================================================================

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - expressed in Canadian Dollars)
===============================================================================

                                                  For the Three Months ended                For the Nine Months ended
                                                          August 31,                                 August 31,
                                                -------------------------------------------------------------------------
                                                     2001              2000                      2001              2000
-------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Loss for the period                          $  (1,627,707)      $  (1,762,631)      $  (5,717,953)      $  (4,294,844)
   Add: Non-cash items
     Amortization                                     147,844             165,704             525,761             460,730
   Deferred revenue                                  (113,418)               -               (113,418)               -
-------------------------------------------------------------------------------------------------------------------------

                                                   (1,593,281)         (1,596,927)         (5,305,610)         (3,834,114)

  Changes in non-cash working capital components
     Accounts receivable and prepaid expenses          78,023              60,696             638,441            (110,282)
     Accounts payable and accrued liabilities          64,582                (244)           (351,013)            (43,928)
-------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                  (1,450,676)         (1,536,475)         (5,018,182)         (3,988,324)
-------------------------------------------------------------------------------------------------------------------------

Financing Activities
   Share capital issued, net                             -              7,354,734                -              7,940,069
   Special warrants redeemed                             -             (7,768,880)               -                   -
   Deferred financing cost                               -                312,929                -                   -
   Repayment on obligations under capital leases      (10,960)            (16,256)            (33,881)            (47,691)
   Repayment on long-term debt                        (12,878)            (17,432)            (50,161)            (50,924)
-------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities       (23,838)           (134,905)            (84,042)          7,841,454
-------------------------------------------------------------------------------------------------------------------------

Investing Activities
   Purchase of capital assets                         (31,492)            (74,762)            (77,702)           (104,374)
   License and patents                                (19,159)            (63,708)           (263,760)           (230,059)
   Funds held in escrow                                  -              7,768,880                -                   -
   Short-term investments                           2,636,963          (4,760,383)          4,422,911          (5,056,869)
-------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in)
  investing activities                              2,586,312           2,870,027           4,081,449          (5,391,302)
-------------------------------------------------------------------------------------------------------------------------

Decrease in cash during the period                  1,111,798           1,198,647          (1,020,775)         (1,538,172)

Cash and cash equivalents,
  beginning of period                               1,114,906           1,472,184           3,247,479           4,209,003
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
  end of period                                 $   2,226,704       $   2,670,831       $   2,226,704       $   2,670,831
=========================================================================================================================

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)
===============================================================================


1.   DESCRIPTION OF BUSINESS

     Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 24, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. At the Company's annual general meeting on May 28, 2001, the shareholders passed a special resolution to change the Company's corporate name to Cardiome Pharma Corp. to reflect the Company's strategic focus on discovering and developing cardiac drugs.

     The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's current focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

     The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products are dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from potential strategic partners.

2.   BASIS OF PRESENTATION

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. These interim financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the audited financial statements for the year ended November 30, 2000 included in the Company's Annual Report.

3.   NET LOSS PER COMMON SHARE

     Net loss per common share has been calculated using the weighted average number of common shares outstanding during the period. Fully-diluted loss per share has not been disclosed where the effect of common shares issuable upon the exercise of options and warrants would be anti-dilutive.

4.   ACCOUTING POLICIES

     The accounting policies and methods of application used in preparation of these financial statements are consistent with the November 30, 2000 annual financial statement unless noted otherwise.

     Effective December 1, 2000, the Company retroactively adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in a decrease in technology and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense for the six months ended August 31, 2001 of $77,040. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)
===============================================================================

4.   ACCOUTING POLICIES (Cont'd)

     Effective June 1, 2001, the Company retroactively adopted the new recommendations of the SEC to follow SAB 101 under the U.S. GAAP with respect to accounting for revenue. Revenue from collaborative arrangements typically includes licensing fees and milestone payments based on the achievement of specified events. Licensing fees and milestone payments or other contingent payments are recognized as revenue on a systematic basis over the period of the agreement. Before the adoption of the new recommendations, non-refundable licensing fee was recognized upon receipt. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase of deferred revenue and an increase of the deficit at December 1, 2000 of $1,499,598 and an increase of research collaborative and licensing revenue for the nine months ended August 31, 2001 of $113,418.

5.   SHARE CAPITAL

     (a)   Authorized

           200,000,000 common shares without par value

     (b)   Issued and Outstanding

                                                    Number of
                                                   Common Shares       Amount
           --------------------------------------------------------------------
           Balance as at November 30, 2000          41,215,848     $ 32,235,393
           Issued during the quarter ended
             February 28, 2001                            -                -
           Issued during the quarter ended
             May 31, 2001                                 -                -
           Issued during the quarter ended
             August 31, 2001                              -                -
           --------------------------------------------------------------------
           Balance as at August 31, 2001            41,215,848     $ 32,235,393
           ====================================================================

     (c)   Share Purchase Warrants

           As at August 31, 2001 common share purchase warrants were outstanding as follows:

                                                       Exercise     Number of
           Date of Expiry                               Price     Common Shares
           --------------------------------------------------------------------
           October 14, 2001                             $1.40          554,920*
           April 14, 2002                               $1.60        2,774,600
           June 5, 2002                                 $1.60          178,571
           -------------------------------------------------------------------
           Balance as at August 31, 2001                             3,508,091
           ===================================================================

           * Subsequent to the quarter ended August 31, 2001, these warrants were all expired on October 14, 2001.

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)
===============================================================================


5.   SHARE CAPITAL (Cont'd)

     (c)   Share Purchase Warrants (Cont'd)

           Under the terms of a service agreement, the Company has agreed to issue retainer warrants to the consultant to purchase 750,000 of common shares of the Company at the following terms:

           i) 450,000 of the warrants are exercisable at an exercise price of US $0.60 each; 150,000 of these warrants are exercisable for a period of seven years and the remaining 300,000 warrants are exercisable for a period of two years commencing on February 9, 2002;
           ii) 150,000 of the warrants are exercisable at an exercise price of US $1.20 each; 50,000 of these warrants are exercisable for a period of seven years and the remaining 100,000 warrants are exercisable for a period of two years commencing on February 9, 2002; and
           iii) 150,000 of the warrants are exercisable at an exercise price of US $3.00 each; 50,000 of these warrants are exercisable for a period of seven years and the remaining 100,000 warrants are exercisable for a period of two years commencing on February 9, 2002.
           Upon achievement of specified milestones before August 9, 2003, warrants with two years of duration will be extended to seven years. If the service agreement is terminated prior to February 10, 2002, all of the above warrants will be automatically expired on the date of termination.

     (d)   Stock Options

           At the Company's annual general meeting on May 28, 2001, the shareholders approved a new stock option plan (the "2001 Plan") for which up to six million common shares can be reserved for issuance to directors, officers, employees and consultants of the Company. The shareholders also approved the merger of the Company's 1998 Stock Option Plan (the "Old Plan") into the 2001 Plan such that the options outstanding under the Old Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan.

           As at August 31, 2001, the Company had 4,276,250 stock options outstanding, of which 2,853,750 were exercisable, at a weighted average exercise price of $1.13 per common share and expiring at various dates from April 2, 2002 to August 21, 2007.

                                                     Weighted       Number of
                                                      Average     Common Shares
                                                   Exercise Price   Outstanding
           --------------------------------------------------------------------
           Balance, November 30, 2000                  $1.29          3,678,750
           During the nine months' period
             ended August 31, 2001:
              Options granted                          $0.73          1,297,500
              Options forfeited                        $1.27           (525,000)
              Options expired                          $1.10           (175,000)
           --------------------------------------------------------------------
           Balance, August 31, 2001                    $1.13          4,276,250
           ====================================================================

CARDIOME PHARMA CORP.
(formerly Nortran Pharmaceuticals Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)
===============================================================================


5.   SHARE CAPITAL (Cont'd)

     (e)   Commitment to issue shares

           Under the terms of a licensing agreement, the Company has agreed to issue 200,000 common shares to the licensor upon the achievement of certain milestones. As at August 31, 2001, these milestones had not been achieved. In addition, the Company intends to settle an accounts payable of approximately $16,000 with respect to an amendment to the license agreement by issuing common shares.


6.   SUBSEQUENT EVENT

     On October 10, 2001, the Company completed a private placement of 1,834,333 Special Warrants at a price of $0.60 per Special Warrant for gross proceeds of $1,100,600. Each Special Warrant is exchangeable into one common share of the Company and 0.5 warrants to purchase common shares, without additional payment. Each whole warrant entitles the holder to acquire one common share at $0.80 per share for a period up to October 9, 2003. An agent was granted a cash compensation of $28,042 and compensation warrants to purchase 66,766 common shares at $0.60 per share for a period up to October 9, 2003.

     If the Company does not obtain receipts for its prospectus by February 7, 2002, then the holder of the Special Warrants will be entitled to receive
     1.1 common shares and 0.55 warrants upon exercise.

Exhibit 17

CARDIOME                                                      3650 Wesbrook Mall
                                                          Vancouver, BC  V6S 2L2
                                           Tel: 604-222-5577   Fax: 604-222-6617
                                                       Email: admin@Cardiome.com




October 30, 2001


VIA SEDAR
---------

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission


Attention: Statutory Filings
----------------------------

Dear Sir/Madame:

  Re:   Cardiome Pharma Corp. (the "Company") - Filing of Interim Financial
  -------------------------------------------------------------------------
                                Statement
                                ---------

We confirm that the interim financial statements for the quarter ended August 31, 2001 were sent to each of the persons listed on the Company's mailing list maintained in accordance with National Policy 41 on October 30, 2001.

If you have any questions, please contact the undersigned.

Please acknowledge receipt of this letter via SEDAR at your earliest convenience.

Yours truly,
Cardiome Pharma Corp.

/s/ Christina Yip

Christina Yip
Corporate Secretary

cc:   Toronto Stock Exchange

Exhibit 18


CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

       FOR IMMEDIATE RELEASE        TSE: COM,       NASD BB: COMTF


                   CARDIOME REPORTS THIRD QUARTER RESULTS
                   --------------------------------------


Vancouver, Canada, October 31, 2001 - Cardiome Pharma Corp. (COM-TSE) reported today a net loss of $1,627,707 ($0.04 per common share) compared to a net loss of $1,762,631 ($0.05 per common share) for the same quarter in the preceding fiscal year ("2000").

Research and development expenses decreased to $1,261,751 in the third quarter in 2001, compared to $1,501,382 in the same quarter in 2000. The Company accumulated a total research and development expenditure of $4,496,162 for the nine-month period ended August 31, 2001, compared to $3,277,579 for the same period in 2000. The increase in year-to-date research and development expenditure was primarily due to the cost associated with increased operational activities as the Company initiated and completed a Phase I clinical trial for its lead compound, RSD1235, and progressed in its Kv1.5 program to enhance its research and development capabilities. The increase was also attributed to cost associated with some pre-clinical work conducted in support of the Company's licensing activities for its Cough project.

The Company's activities during the nine months ended August 31, 2001 were financed primarily by its working capital carried forward from the preceding fiscal year. At August 31, 2001, the Company had working capital of $4,417,072 as compared to $10,019,044 at November 30, 2000. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $4,775,454 at August 31, 2001 as compared to $10,219,140 at November 30, 2000.
Subsequent to the quarter ended August 31, 2001 the Company closed a $1.1 million private placement financing.

Cardiome is a cardiac drug discovery and development company. Its current focus is on prevention and treatment of cardiac arrhythmia, with three programs in that area. Cardiome's RSD1235 acute-use atrial antiarrhythmic drug program is about to commence Phase II studies. In addition to the acute-use RSD1235 program, Cardiome has an antiarrhythmic program - the RSD1122 program - focused on chronic use. The lead drug candidate in that program is licensed to AstraZeneca, one of the world's largest pharmaceutical companies. Cardiome's Kv1.5 program, also focused on treatment of atrial arrhythmia, is in the pre-clinical phase. The Company is based at the University of British Columbia in Vancouver, and is currently traded on The Toronto Stock Exchange (COM) and the NASD BB market (COMTF).


                                  - more -

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Selected Financial Highlights (Canadian dollars) 1
-------------------------------------------------------------------------------
                                                           As at
Balance Sheets                               August 31, 2001  November 30, 2000
===============================================================================
Cash and cash equivalents                       $  2,226,704       $  3,247,479
Short-term investments                             2,548,750          6,971,661
Accounts receivable & prepaid expenses               252,471            890,912
-------------------------------------------------------------------------------
Total current assets                               5,027,925         11,110,052
Capital assets                                       353,354            452,970
Other assets                                       1,451,235          2,009,018
-------------------------------------------------------------------------------
Total assets                                    $  6,832,514       $ 13,572,040
===============================================================================

Current liabilities                             $    603,589       $    999,702
Long-term capital lease obligations and debt           7,264             91,306
Deferred revenue                                   1,386,180               -
Shareholders' equity                               4,835,481         12,481,032
-------------------------------------------------------------------------------
Total liabilities and shareholders' equity      $  6,832,514       $ 13,572,040

---------------------------------------------------------------------------------------------------------------
                                                      For the Three Months Ended      For the Nine Months Ended

Statements of Loss and Deficit                        Aug 31, 2001   Aug 31, 2000    Aug 31, 2001   Aug 31,2000
===============================================================================================================
Revenue
Research collaborative                                $    113,418   $       -      $    159,222   $     79,494
Grant income                                                 6,693         32,060         88,136        101,560
Interest and other income                                   69,361        203,762        299,352        348,140
---------------------------------------------------------------------------------------------------------------
                                                           189,472        235,822        546,710        529,194
===============================================================================================================

Expenses
Research and Development                                 1,261,751      1,501,382      4,496,162      3,277,579
General & Administrative                                   407,584        331,367      1,242,740      1,085,729
Amortization                                               147,844        165,704        525,761        460,730
---------------------------------------------------------------------------------------------------------------
                                                         1,817,179      1,998,453      6,264,663      4,824,038
===============================================================================================================

Net Loss for the period                               $ (1,627,707)  $ (1,762,631)  $ (5,717,953)  $ (4,294,844)

Deficit, beginning of period                           (26,828,471)   (18,846,802)   (22,738,225)   (16,314,589)
---------------------------------------------------------------------------------------------------------------
Deficit, end of period                                $(28,456,178)  $(20,609,433)  $(28,456,178)  $(20,609,433)
===============================================================================================================
Net Loss per Common Share2                            $      (0.04)  $      (0.05)  $      (0.14)  $      (0.12)
===============================================================================================================

1   Condensed from the Company's unaudited financial statements.
2 Loss per share is based on the weighted average number of common shares outstanding during the period.

ON BEHALF OF THE BOARD

/s/ Robert Rieder
President & Chief Executive Officer


The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 19

                      PACIFIC CORPORATE TRUST COMPANY
                       10th Floor - 625 Howe Street
                          Vancouver, B.C. V6C 3B8

                         Telephone: (604) 689-9853
                           Fax: (604) 689 - 8144



November 6, 2001

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC.
V7Y 1L2


Dear Sirs:

As per National Policy 41 requirements, including Addemdum "A" to the Policy, please be advised of the following:

Company:             Cardiome Pharma Corp.
                     (Cusip 14159U103)
Meeting:             Extraordinarily General Meeting
Record Date:         December 5, 2001
Meeting Date:        January 10, 2002

If you require further information, please contact:

                     /s/ Heather Plume


                     Heather Plume
                     Pacific Corporate Trust Company


cc:  Alberta Securities Commission        cc: P.E.I. Securities Commission
cc:  Manitoba Securities Commission       cc: Quebec Securities Commission
cc:  New Brunswick Securities Commission  cc: Saskatchewan Securities Commission
cc:  Newfoundland Securities Commission   cc: Northwest Territory
cc:  Nova Scotia Securities Commission    cc: Yukon Territory
cc:  Ontario Securities Commission        cc: Nunavut
cc:  Toronto Stock Exchange

Exhibit 20

A copy of this preliminary prospectus (the "Prospectus") has been filed with the securities regulatory authorities in the Provinces of British Columbia and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this Prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the final
Prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not and will not be registered under the United States Securities Act of 1933, as amended.

NEW ISSUE                                               DATED: NOVEMBER 23, 2001

                              PRELIMINARY PROSPECTUS



                           [GRAPHIC OMITTED]   CARDIOME




                     1,834,333 Common Shares and 917,166 Warrants
                      Issuable Upon Exercise of Special Warrants

This Prospectus qualifies the distribution of 1,834,333 common shares (the "Shares") of Cardiome Pharma Corp. ("Cardiome" or the "Company") and 917,166 share purchase warrants (the "Warrants") which will be issued upon exercise of special warrants (the "Special Warrants"). Each Special Warrant entitles the holder to receive without payment of additional consideration, one Share and 0.5 Warrant. Each whole Warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $0.80 on or before 5:00 p.m. (Vancouver time) on October 10, 2003 (October 5, 2003 for certain Warrants). The Special Warrants were issued at a price of $0.60 each on October 10, 2001 (October 5, 2001 for certain Special Warrants) on a private placement basis (the "Private Placement").

The Special Warrants are exercisable until 5:00 p.m. (Vancouver time) on the day which is the earlier of: (a) the fifth business day following the date on which the last of the receipts (the "Receipts") is issued for this Prospectus by the appropriate securities regulatory authorities; and (b) October 10, 2002 (October 5, 2002 for certain Special Warrants). If the Receipts are not issued by February 7, 2002 (February 2, 2002 for certain Special Warrants), the holders (other than one holder of 166,667 Special Warrants) will be entitled to receive
1.1 Shares (rather than one Share) and 0.55 Warrant (rather than 0.5 Warrant) upon exercise of each Special Warrant held.

--------------------------------------------------------------------------------
                          Price       Finder's Fee(1)   Proceeds to Company(2)
--------------------------------------------------------------------------------
Per Special Warrant       $0.60       $0.015                  $0.585
--------------------------------------------------------------------------------
Total:                 $1,100,600     $28,042               $1,072,558
--------------------------------------------------------------------------------

(1) In connection with the Private Placement, the Company paid a 7% cash fee to a finder of $28,042 from the proceeds of the Offering with respect to the sale of a portion of the Offering (667,667 Special Warrants). The finder's fee amount in the above table reflects an average fee per Special Warrant of 2.5%. Additionally, the finder received 66,766 finder's special warrants (the "Finder's Special Warrants") convertible into 66,766 finder's warrants (the "Finder's Warrants") without payment of additional consideration. Each Finder's Warrant entitles the holder to purchase one common share of the Company at a price of $0.60 on or before 5:00 p.m. (Vancouver time) on October 10, 2003. This Prospectus qualifies the distribution to the finder of the Finder's Warrants in British Columbia. See "Plan of Distribution".

(2) Before deducting the balance of the expenses of the Private Placement and this Prospectus, estimated at $70,000, which will be borne by the Company. See "Use of Proceeds".

As of the date of this Prospectus, none of the Special Warrants or Finder's Special Warrants have been exercised. No additional commission or fee will be paid to any finder or agent and no additional proceeds will be received by the Company in connection with the exercise of the Special Warrants and Finder's Special Warrants.

The Special Warrants and Finder's Special Warrants were issued pursuant to exemptions from the prospectus requirements of applicable securities legislation. The Special Warrants and Finder's Special Warrants are subject to restrictions on resale until such time as the hold period prescribed by the Securities Act in the applicable jurisdiction has expired, a further statutory exemption may be relied upon by the purchaser or finder, a discretionary order

Page ii

is obtained from the applicable securities regulatory authority or a receipt for this Prospectus is issued by the applicable securities regulatory authority.

An investment in shares of the Company (the "Common Shares") should be regarded as highly speculative due to the nature of the Company's business and its present stage of development. The Shares issued upon exercise of the Special Warrants are suitable only for investors who have no need for liquidity in their investments. The price of each Special Warrant exceeded the net tangible book value of the Common Shares as at August 31, 2001, after giving effect to the Private Placement by $0.50, representing dilution of 83.33% ($0.31 and 52% on a fully diluted basis). See "Risk Factors" and "Dilution".

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSE") (Symbol: "COM") and are quoted on the OTC NASD Bulletin Board (Symbol: "COMTF"). On October 10, 2001, the date of closing of the Private Placement, the closing price of the Common Shares on the TSE was $0.56. On November 21, 2001, the closing price of the Common Shares on the TSE was $0.70. The TSE has approved the listing of the Common Shares issuable upon exercise of the Special Warrants, Warrants and the Finder's Warrants.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Unless otherwise stated, all dollar amounts in this Prospectus refer to Canadian dollars. On November 21, 2001, the noon rate of exchange of the New York
Federal Reserve Bank was $1.6018 Canadian dollars for each US dollar.

                               TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

PROSPECTUS SUMMARY                                                             1

GLOSSARY                                                                       5

THE COMPANY                                                                    8

BUSINESS OF THE COMPANY                                                        8
Overview                                                                       8
Stated Business Objectives                                                    10
Milestones                                                                    10
Products Under Development                                                    10
Potential Markets                                                             15
Competition                                                                   16
Patents and Proprietary Protection                                            16
Regulatory Environment                                                        17
Licenses and Collaborative Research Agreements                                18
Acquisitions                                                                  20
Facilities                                                                    20
Directors and Officers                                                        20
Board Committees                                                              22
Scientific Advisory Board                                                     23
Employees                                                                     24
Summary and Analysis of Financial Operations                                  25
Management Discussion and Analysis                                            27
Dividend Policy                                                               28

USE OF PROCEEDS                                                               29
Funds Available                                                               29
Principal Purposes                                                            29

RISK FACTORS                                                                  29

DIRECTORS AND OFFICERS                                                        35
Name, Address, Occupation and Security Holdings                               35
Directors                                                                     36
Aggregate Ownership of Securities                                             36
Other Reporting Companies                                                     37
Corporate Cease Trade Orders or Bankruptcies                                  37
Penalties or Sanctions                                                        37
Conflicts of Interest                                                         38
Scientific Advisory Board                                                     38
Consulting Arrangements                                                       38

INDEBTEDNESS OF DIRECTORS AND OFFICERS                                        38

PAYMENTS TO INSIDERS                                                          38
Executive Compensation                                                        38
Summary of Compensation                                                       39
Options/SARs Granted During the Most Recently Completed Fiscal Year           40
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values                                                                        40
Pension Plans                                                                 40
Compensation of Directors                                                     41

Page iv

Management Contracts of Named Executive Officers                              41
Interest of Management and Others in Material Transactions                    42
Directors and Officers Insurance                                              42

DILUTION                                                                      42

CAPITALIZATION                                                                43
Options and Other Rights to Purchase Securities                               43
Fully Diluted Share Capital                                                   45

PRINCIPAL HOLDERS OF VOTING SECURITIES                                        46

PLAN OF DISTRIBUTION                                                          46

DESCRIPTION OF SECURITIES OFFERED                                             47
Special Warrants                                                              47
Warrants                                                                      47
Common Shares                                                                 48
Finder's Warrants                                                             48

PRICE RANGE AND TRADING VOLUMES OF COMMON SHARES                              49

PRIOR SALES                                                                   49

INVESTOR RELATIONS ARRANGEMENTS                                               49

LEGAL PROCEEDINGS                                                             49

AUDITOR, TRANSFER AGENT AND REGISTRARS                                        50

MATERIAL CONTRACTS                                                            50

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION                                    51

PURCHASERS' STATUTORY RIGHTS                                                  51

FINANCIAL STATEMENTS                                                         F-1

CERTIFICATE OF THE COMPANY                                                   C-1

                               PROSPECTUS SUMMARY

The following is a summary of the information set out in this prospectus (the "Prospectus") and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus. Certain capitalized terms and technical terms used but not defined in this Summary are defined in the glossary.

                                  The Offering

Company:   Cardiome Pharma Corp. ("Cardiome" or the "Company").

The Issue:   This Prospectus qualifies the distribution by the Company of:

             - 1,834,333 Shares to be issued upon the exercise or deemed exercise of the Special Warrants;

             - 917,166 Warrants to be issued upon the exercise or deemed exercise of the Special Warrants; and

             - 66,766 Finder's Warrants to be issued upon the exercise or deemed exercise of the Finder's Special Warrants.

             See "Plan of Distribution" and "Description of Securities Offered".

Private
Placement:   On October 10, 2001, the Company completed the distribution of
             1,834,333 Special Warrants at a subscription price of $0.60 per Special Warrant pursuant to the Private Placement, for gross proceeds of $1,100,600. Each Special Warrant is exercisable, without payment of additional consideration, into one Share and
             0.5 Warrant. On the earlier to occur of 5:00 p.m. (Vancouver time) on (a) the fifth business day after the last of the Receipts is issued, and (b) October 10, 2002 (October 5, 2002 for certain
             Special Warrants), any unexercised Special Warrants will be deemed to have been exercised by the holder.

             In connection with the Private Placement, the Company paid a cash fee of $28,042 to a finder and issued to the finder 66,766 Finder's Special Warrants. Each Finder's Special Warrant entitles the finder to acquire, without payment of additional consideration, one Finder's Warrant. Each Finder's Warrant entitles the holder to purchase one Common Share at a price of $0.60 on or before 5:00 p.m. (Vancouver time) on October 10, 2003. On the earlier to occur of 5:00 p.m. (Vancouver time) on (a) the fifth business day after the last of the Receipts is issued, and (b) October 10, 2002, any unexercised Finder's Special Warrants will be deemed to have been exercised by the holder.

             If the Special Warrants and Finder's Special Warrants are exercised prior to the issuance of the Receipts, the Shares and Warrants and the Finder's Warrants will be subject to trading restrictions under applicable securities legislation.

             If the Receipts are not issued by the Qualification Deadline, each Special Warrant (other than 166,667 Special Warrants issued to one holder) will be exercisable into 1.1 Shares and 0.55 Warrant rather than one Share and 0.5 Warrant. See "Plan of Distribution".

Funds
Available:   The Company has, as of October 31, 2001, the following funds available for its use (the "Funds Available"):

                Net Proceeds from sale of Special Warrants (1)       $ 1,002,558

                Estimated working capital as of October 31, 2001     $ 4,605,735
                                                                     -----------
                Total Funds Available                                $ 5,608,293
                                                                     ===========

             (1) Net of estimated Offering expenses of $98,042, including a cash fee of $28,042 paid by the Company to the finder. See "Plan of Distribution".

Use of Proceeds:  The Company anticipates using the Funds Available as follows:

                  RSD1235 Project, Phase II trial for
                        IV application (2)                           $2,300,000
                  RSD1235 Project, Phase I trial for
                        oral application (2)                            500,000
                  Patents (3)                                           400,000
                  Working capital to fund ongoing operations and
                    administration                                    2,408,293
                                                                     ----------
                  TOTAL:                                             $5,608,293
                                                                     ==========

             (2) See "Business of the Company - Products Under Development -
                 Current Projects - RSD1235 Project".
             (3) See "Patents and Proprietary Protection".

             Any proceeds received from the exercise of the Warrants and Finder's Warrants will be added to working capital. See "Use of Proceeds" and "Business of the Company - Stated Business Objectives".

Risk
Factors: An investment in the securities offered under this Prospectus is subject to certain significant risk factors and should be considered highly speculative. These risk factors include, but are not limited to: uncertainties related to early stage of development; limited revenues; history of significant losses; accumulated deficit; future capital needs; uncertainties of additional funding; biopharmaceutical company stocks have historically been volatile; no assurance of regulatory approval; no assurance of market acceptance; substantial competition; dependence upon key personnel; no assurance regarding licensing of proprietary technology owned by others; unpredictability of patent protection; management of growth; no assurance of successful manufacturing; delays from non-compliance with Good Manufacturing Practices; no assurance of successful marketing; dependence on and management of future corporate collaborations; exposure from product liability claims; dilution; conflicts of interest; and no history of or present intention to declare dividends. See "Risk Factors".

Business of
the Company: The Company is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome's current drug discovery and development efforts target cardiac arrhythmia with several atria-selective ion channel modulating drugs. The RSD1122 project focuses on an orally-active agent to treat atrial arrhythmia, and has been licensed to AstraZeneca AB ("AstraZeneca") in exchange for upfront, milestone and royalty payments. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for IV administration in a hospital setting. The Kv1.5 project is a discovery-stage project focused on finding an agent that treats atrial arrhythmia by blocking a specific ion channel (Kv1.5).

             Antiarrhythmic Overview

             The Company's core therapeutic focus is the research and development of drugs which treat cardiac arrhythmias. There are two broad types of arrhythmia: atrial arrythmia and ventricular arrythmia. Atrial arrhythmias affect the upper chambers of the heart and are less directly life-threatening but more widespread than ventricular arrythmias. Ventricular arrhythmias affect the lower chamber of the heart and have immediate life-threatening implications whenever they occur. The Company's antiarrhythmic program addresses both types.

             RSD1122 Program

             RSD1122 is a mixed ion channel blocker which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has proven antifibrillatory efficacy and safety in a broad range of arrhythmia models. Preclinical data suggests RSD1122 is suitable for once or twice-a-day oral dosing, which makes it ideal for daily long-term therapy in patients at risk of arrhythmia. The drug has also shown high efficacy in terminating atrial arrhythmias in animal models of that condition. Cardiome has licensed this program to AstraZeneca (See "Licenses and Collaborative Research Agreements - AstraZeneca License Agreement"). AstraZeneca is currently conducting additional pre-clinical studies on various enantiomers of RSD1122, with the intention of taking one of those enantiomers into clinical development. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia.

             RSD1235 Program

             RSD1235 was developed specifically to treat atrial arrhythmia. The drug has a very attractive safety and antiarrhythmic efficacy profile in various arrhythmia models. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger electrocardiogram (ECG) impact on the atria of the heart than on the ventricles. This may make it an effective and safe atrial antiarrhythmic drug. Current pre-clinical data suggests that RSD1235 may be rapidly cleared from the body after dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Cardiome completed its Phase I clinical trial on the IV application of RSD1235 in July 2001. The Phase I clinical trial examined the safety of RSD1235 in humans. Cardiome plans to initiate its Phase II clinical trial on the IV application of RSD1235 in November 2001. Subject to successful completion of its Phase II clinical trial on the IV application of RSD1235, currently expected in the second quarter of 2002, the Company plans to initiate a Phase I clinical trial on the oral application of RSD1235. This Phase I trial is anticipated to be completed by the third quarter of 2002.

             Kv1.5 Program

             The Kv1.5 Program is also aimed at atrial arrhythmia exclusively. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents which mediate atrial arrhythmia. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for an atrial arrhythmia drug. Cardiome is using cloned Kv1.5 potassium channels to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles.

             Stage of Development

             For information on the current status of the Company's research and development programs, including the targeted clinical market and the stage of development, reference should be made to disclosure under the heading "Business of the Company - Products Under Development - Current Projects".

             Over the next two years, it is anticipated that significant advancements will be made in the Company's drug discovery and development programs. In the Company's primary area of research, it is expected that the Company's drug candidate, RSD1235, in the cardiac antiarrhythmic program will be advanced through a Phase II clinical trial on the IV application and a Phase I clinical trial on the oral application of RSD1235. In the Company's Kv1.5 program, it is anticipated that a clinical candidate will be selected and advanced through a clinical toxicology programme.

Summary
Financial
Information: The following table sets forth selected consolidated financial data for the Company which has been derived from the consolidated financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conforms to United States generally accepted accounting principles ("U.S. GAAP") except as disclosed in Note 16 to the consolidated financial statements included herein. This financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

             The following financial data, expressed in Canadian dollars, is a summary of the Company's financial operations during the last three fiscal years and the nine month periods ended August 31, 2001 and

             August 31, 2000. The following is intended as a summary only and reference is made to the consolidated financial statements contained in this Prospectus.

---------------------------------------------------------------------------------------------------------------------------------
                                                 Nine Month       Nine Month
                                                Period Ended     Period Ended      Year Ended       Year Ended       Year Ended
                                                 August 31,       August 31,      November 30,     November 30,     November 30,
                                                    2001             2000           2000(2)            1999             1998
---------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Revenue
   Research collaborative
     licensing and option fees                $    159,222     $     79,495     $     81,448      $    482,876     $    228,767
   Grant income                                     88,137          101,559          135,363            45,810            4,234
   Interest and other income                       299,354          348,140          506,541           258,395          320,286
                                              ------------     ------------     ------------      ------------     ------------
   Total:                                     $    546,713     $    529,194     $    723,352      $    787,081     $    553,287
---------------------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development                   $  3,996,162     $  3,277,579     $  4,732,656      $  3,585,593     $  3,498,787
     expenses
   General and administration                    1,242,742        1,085,729        1,569,044           997,890        1,553,337
     expenses
   Amortization                                    525,761          460,730          917,288           654,918          669,582
                                              ------------     ------------     ------------      ------------     ------------
   Total:                                     $  5,764,665     $  4,824,038     $  7,218,988      $  5,238,401     $  5,721,706
---------------------------------------------------------------------------------------------------------------------------------
Net Loss for the period                       $ (5,217,952)    $ (4,294,844)    $ (6,495,636)     $ (4,451,320)    $ (5,168,419)

Net loss per Common Share                            (0.13)           (0.12)           (0.17)            (0.16)           (0.19)

Weighted average number of
   outstanding shares(1)                        41,215,848       36,662,998       37,782,044        28,331,730       26,780,674
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA

Assets
   Current assets                             $  5,027,926                      $ 10,610,052      $  7,042,686     $  5,561,074
   Capital assets                                  353,354                           452,970           461,576          649,982
   Technology, license & patents                 1,451,235                         2,009,018         2,359,468        2,597,630
Total assets:                                    6,832,515                        13,072,040         9,863,730        8,808,686

Long term liabilities                                7,264                            91,306           220,737          353,788
Deferred revenue                                 1,386,180                         1,499,598              -                -

Shareholders' Equity
   Share capital                                32,235,393                        32,235,393        25,282,040       19,951,850
   Contributed surplus                           1,056,266                         1,056,266              -                -
   Deficit                                    $(28,456,177)                     $(22,810,225)     $(16,314,589)    $(11,863,269)
---------------------------------------------------------------------------------------------------------------------------------

(1) Subsequent to August 31, 2001, the Company issued 20,000 Common Shares pursuant to a technology assignment agreement. There are 41,235,848 Common Shares issued and outstanding as of the date of this Prospectus. 1,500,000 escrowed Common Shares were cancelled and returned to treasury effective February 22, 2000. Following the exercise or deemed exercise of the Special Warrants and Warrants but prior to the exercise of the Finder's Warrants, there will be a total of 43,987,347 Common Shares issued and outstanding. If the Receipts are not issued by the Qualification Deadline, then 1.1 Shares and 0.55 Warrant will be issued on exercise of most of the Special Warrants, rather than one Share and 0.5 Warrant, in which case a total of 44,237,497 Common Shares will be issued and outstanding.

(2) Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of the Company for the nine month period ended August 31, 2001.

                                         GLOSSARY

Where used herein, the following technical terms shall have the corresponding meanings:

action potential            voltage change generated across the membrane of a
                            nerve or muscle cell when the cell is activated by electrical, chemical or mechanical stimuli;

anaesthetics                drugs which block the transmission of impulses;
(local)

analogue a compound which is derived from another by chemical modifications;

antiarrhythmic              an agent which has the ability to decrease the
                            incidence of arrhythmia;

arrhythmia                  an abnormal electrical signal in the heart, or an
                            abnormal heart beat resulting from such a signal;

atrial arrhythmia           arrhythmia in the atria of the heart;

atrial fibrillation         an arrhythmia in which the atria, instead of
                            intermittently contracting, quivers continuously in a chaotic pattern, causing totally irregular, often rapid ventricular rate;

fibrillation                a small, local involuntary contraction of muscle;

Good Manufacturing          regulations to which the Company's pharmaceutical
                            products will be subject, prescribed by the FDA in the United States, the HPB in Canada and other similar authorities governing the commercial manufacture of any such products in the countries where the products are manufactured;

Practices or GMP
ion channels                specialized pores in the membrane of cells which
                            assist in controlling and transferring electrical impulses, called action potentials, in the cell;

ischemia deficiency of blood in a part, usually due to functional constriction or actual obstruction of blood vessel;

ischemic tissue             tissue where blood supply is inadequate for its
                            requirements for oxygen, nutrients and removal of metabolic by-products;

IV                          intravenous

myocardial infarction       death of heart muscle which usually occurs in the
                            region of the heart where blood flow has been stopped, commonly referred to as a heart attack;

nociceptor                  pain receptors at peripheral nerve endings that
                            detect noxious stimuli;

nociblocker                 an agent which blocks or inhibits the nociceptor;

pathology                   the structural and functional manifestations of
                            disease;

pathology targeting         developing drugs based on the pathological
                            conditions of a disease rather than based on a specific molecular target;

pharmacology                the science that deals with the origin, nature,
                            chemistry, effects, and uses of drugs;

Phase I clinical trials     the initial introduction of a product into human
                            subjects. The compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

Phase II clinical trials    involves studies in a limited patient population to
                            (i) determine the efficacy of the product for specific targeted indications; (ii) determine optimal dosage; and (iii) identify possible adverse effects and safety risks;

Phase III clinical trials   undertaken to further evaluate clinical efficacy
                            of the product and to further test for its safety within an expanded population at geographically dispersed clinical study sites;

pre-clinical studies        includes pharmacological and efficacy testing in
                            animals, toxicology testing and formulation work based on in vitro results;

psychogenic                 produced or caused by psychic or mental factors
                            rather than organic factors;

Sudden Cardiac Death        the term applied to those patients who, during the
(or "SCD")                  onset of a heart attack, abruptly die due to the
                            sudden onset of ventricular fibrillation;

tachycardia                 rapid beating of the heart, usually referring to a
                            heart rate exceeding 100 beats per minute;

ventricles                  the lower chambers of the heart, where the majority
                            of the muscular pumping action of the heart takes place;

ventricular arrhythmia      arrhythmia in the ventricles of the heart;

ventricular fibrillation    a form of ventricular arrhythmia most often
                            associated with SCD where the associated electrical activity results in a complete cessation of the pumping of blood by the heart;

ventricular myocardium      middle layer of heart wall composed of cardiac
                            muscle; and

ventricular tachycardia     an arrhythmia originating in the ventricles of the
                            heart where aberrant electrical activity is triggering the heart to beat much too frequently;
                            this often prevents proper blood circulation, resulting in fainting and possibly death.

When used herein and except as otherwise defined, the following terms shall have the following meanings:

Commissions                 the British Columbia and Ontario Securities
                            Commissions;

Expiry Date                 5:00 p.m. (Vancouver time) on the earlier of the
                            fifth business day following the Receipt Date and October 10, 2002 (October 5, 2002 for certain
                            Special Warrants);

Offering the distribution of the Shares and Warrants issuable upon exercise of the Special Warrants and the Finder's Warrants upon exercise of the Finder's Special Warrants pursuant to this Prospectus;

Private Placement           the private placement completed by the Company which
                            resulted in the issuance of the Special Warrants and Finder's Special Warrants;

Qualification Deadline      February 7, 2002 (February 2, 2002 for certain
                            Special Warrants);

Receipts receipts issued by the Commissions for this Prospectus;

Receipt Date                the date on which Receipts for this Prospectus have
                            been issued by the Commissions; and

When used herein and except as otherwise defined, the following acronyms shall have the following meanings:

FDA the Food & Drug Administration of the United States of America;

HPB                         the Health Protection Branch of Health & Welfare
                            Canada; and

TPD The Canadian Therapeutic Products Directorate (Canadian enforcement of Food and Drug Act).

                                   THE COMPANY

The Company was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, the Company changed the focus of its business from mining exploration to drug research and development and changed its name to Nortran Pharmaceuticals Inc. In June 2001, the Company changed its name to Cardiome Pharma Corp. to reflect the Company's strategic focus on discovering and developing cardiac drugs. The address of the head office of the Company is 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, and the address of its registered office is 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

The Company owns 100% of the issued and outstanding shares of the following three subsidiaries: Rhythm-Search Developments Ltd. ("Rhythm-Search"), is a private company incorporated pursuant to the Company Act (British Columbia) on February 12, 1992. See "Business of the Company - Acquisitions - Acquisition of Rhythm-Search Developments Ltd.". Atriven Cardiology Corp. (formerly 3629490 Canada Inc.) ("Atriven"), is a private company incorporated pursuant to the Canada Business Corporations Act on November 30, 1999. Cardiome, Inc. is a private company incorporated pursuant to the Delaware General Corporation Law on November 9, 2001. The Company's business activities were previously carried out by Rhythm-Search. Neither Rhythm-Search, Atriven nor Cardiome, Inc. carries on business activities independent of the Company's business.


                           BUSINESS OF THE COMPANY

Overview

The Company is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome's current drug discovery and development efforts target cardiac arrhythmia with several atria-selective ion channel modulating drugs. The Company is currently working on three projects designed to prevent or treat atrial arrhythmia. The RSD1122 project focuses on an orally-active agent to treat atrial arrhythmia, and has been licensed to AstraZeneca AB ("AstraZeneca") in exchange for upfront, milestone and royalty payments. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for IV administration in a hospital setting. The Kv1.5 project is a discovery-stage project focused on finding an agent that treats atrial arrhythmia by blocking a specific ion channel (Kv1.5).

Drug Discovery Approach

The Company's approach to cardiac drug discovery is based on the specific steps outlined below.

Novel Idea
----------

Cardiome addresses major unmet medical needs by beginning with a novel idea about treating a disease. This step is critical and underlies all of Cardiome's programs as well as those of its competitors. Such novel ideas may come from within Cardiome, from its network of scientific collaborators, or from other sources. The key element of this activity is to select a novel molecular target which, if "hit" by a particular compound, will positively impact on the disease to which it is linked.

Pathology Targeting
-------------------

Because novel molecular targets can involve significant risk that hitting the target may not have the desired impact on the specified disease state, Cardiome places high importance on early testing of its drug candidates against sophisticated animal models of the specified disease state. This activity complements in-vitro testing of drug candidates to determine their affinity and specificity for the selected target. Cardiome has a highly developed capability in regard to such in-vivo testing of its drug candidates. Cardiome has developed in-vitro cell-based screens for measuring the impact of its ion-channel blocking drugs. These in-vitro screens provide timely and cost-efficient information prior to the in-vivo testing of Cardiome's compounds.

Known Molecule as Lead
----------------------

After the pathology of a particular disease has been identified and an appropriate model developed, Cardiome uses the known universe of existing drugs as a starting point for the identification of potential drug candidates. Cardiome then synthesizes and screens analogues and derivatives of the lead molecule, identifying the relationship between drug structure and activity to maximize potency and minimize unwanted side effects.

Business Strategy

Cardiome's business strategy is based around several important principles which guide the Company's activities.

Core Expertise
--------------

Cardiome focuses on drugs which treat cardiac diseases and conditions. By focusing its efforts in this way, Cardiome has been able to assemble teams of employees and external advisors with strong knowledge and understanding of cardiology. This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore likely to result in a drug which impacts a specific disease state.

Discovery and Development
-------------------------

Cardiome undertakes both discovery and development activities in order to create novel drug candidates and to then demonstrate their applicability in human patients. This mixture of efforts supports partnership activities and enables Cardiome to pursue internally generated discovery projects as well as in-licensed later-stage projects.

Multiple Projects
-----------------

A central principle of Cardiome's business strategy is to minimize the risk inherent in an early stage drug discovery company. See "Risk Factors".
Cardiome emphasizes a project portfolio approach to diversify risk across multiple independent projects. This portfolio approach also enables Cardiome to source projects both internally and externally, for a more diverse selection of projects.

External Resources
------------------

Cardiome operates as a "semi-virtual" research organization, intending to reduce internal operating expenses so as to allow Cardiome flexibility and to maintain a low level of operating losses. The Company maintains a small, core team of scientists and staff with the necessary generalist skill base, and contracts out the specialized work required for its projects, such as preclinical toxicology services and contract manufacturing.

Collaboration Strategy
----------------------

Cardiome's core of expertise lies in the ability of its personnel to research and develop potential drug candidates into the clinical development stage. As part of its business strategy, Cardiome will seek collaborative partners with experience in the late-stage development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the clinical development of the Company's products as required in the FDA in Canada by the TPD, and drug regulatory agencies in other countries.

The Company presently has no plans for developing an in-house marketing or manufacturing capability.

Stated Business Objectives

The Company expects to use the Funds Available to accomplish the following business objectives over the next two years:

(1) further advance its drug candidate RSD1235 through clinical trials in order to proceed towards commercialization; and

(2) maintain and expand its patent portfolio in order to protect the Company's proprietary work on research and development of compounds.

Milestones

The following are the targeted milestones relating to the Company's stated business objectives shown above:

Advancement of RSD1235:

The Company plans to complete a Phase II clinical trial on the IV application of RSD1235 to demonstrate the drug's safety in humans. This objective is expected to be achieved in the second quarter of 2002 at an estimated cost of $2,300,000.

Subject to the successful completion of the above Phase II trial, the Company plans to complete a Phase I clinical trial on the oral application of RSD1235 to demonstrate the drug candidate's efficacy in humans. The estimated cost associated with this Phase I trial is $500,000. The Company anticipates that this Phase I trial would be completed by the third quarter of 2002.

Patent Portfolio:

The Company plans to prepare and file required provisional patent applications, non-provisional patent applications and patents on a regional and global basis to protect current research and development work. The Company also plans to maintain current patent applications and patents on a regional and global basis. The estimated cost of patent applications, maintenance and prosecution over the next two years is $400,000.

Products Under Development

Ion Channel Focus

Cardiome's research and development strategy is mainly based upon the utilization of its expertise in the field of ion channels. Cardiome focuses on the development of drugs which will modulate the activity of ion channels in a way that cures or ameliorates the impact of a particular cardiac pathology.
Ion channels are cell membrane spanning proteins which permit the movement of selected ions through the channel when it is in an open state. The molecular structure of the ion channel protein determines whether the channel is in one of three states; rested (closed but able to be opened by a stimulus), activated
(open), or inactivated (closed and unable to be opened by a stimulus).

Cardiome's cardiac drugs are developed to target these ion channels and modulate their activity by either blocking or controlling the flow of ions through these pores. See Figure 1.



                            Ion channel        Ion channel
                               Closed              Open


                    [GRAPHIC OMITTED]       [GRAPHIC OMITTED]





                                     Figure 1.
                     Voltage-gated ion channel showing structure

Many different types of ion channels - more than 50 - have been identified in the scientific literature. These channels relate mainly to the flow of sodium, potassium, calcium, and chloride ions into and out of the body's various types of cells. The firing of such ion channels is a very basic part of all animal physiology, mediating all muscular activities and all neuronal activity. Many important current drugs mediate ion channel activity, either directly by blocking firing of specific channels or indirectly by interacting with receptors or enzymes upstream of the ion channels. An example of an ion channel modulator used therapeutically is the commonly-used dental anesthetic, Lidocaine, which prevents pain by temporarily blocking the firing of sodium ion channels.

Another example of ion channel modulators used therapeutically is the Company's antiarrhythmic program. The mechanism of action of the Company's drug candidate is mixed sodium and potassium channel modulation. In effect, the drug candidates bind to a site associated with the ion channel which causes the ion channel to close.

Current Projects

Cardiome's current drug discovery and development efforts target cardiac arrhythmia. Because the market opportunity in the cardiac arrhythmia area is very large and is relatively high risk, the Company has three programs underway in this therapeutic area.

The following chart summarizes Cardiome's current programs, including the targeted clinical market and the stage of development.

================================================================================
Product Candidate      Therapeutic Focus               Stage of Development
--------------------------------------------------------------------------------
RSD1122           Atrial and Ventricular Arrhythmia   Pre-clinical (1)
--------------------------------------------------------------------------------
RSD1235           Atrial Arrhythmia                   Phase I clinical trial (2)
--------------------------------------------------------------------------------
Kv1.5             Atrial Arrhythmia                   Pre-clinical (1)
================================================================================

(1) "Pre-clinical" includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in-vitro results. After completing pre-clinical studies, the product must be taken through Phase I, II and III clinical trials before the Company can apply for regulatory approval to market the product. See "Regulatory Environment".
(2) Phase I clinical trials include testing in healthy volunteers to establish safety of the drug in humans. See "Regulatory Environment". The Company completed its Phase I clinical trial in July 2001 and expects to be commencing a Phase II clinical trial in November 2001.

Antiarrhythmic Overview
-----------------------

Cardiac arrhythmia are abnormal rhythms of the heart. The term arrhythmia refers to a deviation from the normal sequence of initiation and conduction of electrical impulses which cause the heart to beat.

I.   Ventricular Arrhythmia

Ventricular tachycardia and ventricular fibrillation are two types of life threatening cardiac arrhythmias. In humans, ventricular tachycardias are arrhythmia that originate in, and drive, the ventricles at rates above normal, and may be non-sustained, lasting a few seconds, or sustained, which may last for minutes or hours. During ventricular fibrillation the ventricles are unable to contract rhythmically and are unable to pump blood to the body. Ventricular tachycardia and fibrillation can reduce the heart's ability to maintain blood pressure; both conditions can cause Sudden Cardiac Death ("SCD"). It is estimated that, in the US alone, 225,000 people die annually from SCD due to ventricular arrhythmia (American Heart Association, 2000 Heart & Stroke Statistical Update).

Ventricular arrhythmia is often caused by the occurrence of ischemia during a heart attack. Ischemia causes misfiring of ion channels which leads to the generation of aberrant electrical signals that interfere with the normal electrical signal that controls the operation of the heart. While ischemic tissue from a heart attack may only develop in a portion of the heart, the electrical effect can be profound in that the disruption of the electrical signal caused in this area may disrupt the electrical impulse for the entire heart. See Figure 2. Such a malfunction may result in SCD.







                [GRAPHIC OMITTED]                [GRAPHIC OMITTED]



                   Normal Heart                    Ischemic Heart


                                 Figure 2.
   Normal electrical conduction in the heart vis-a-vis conduction in ischemic tissue



Most drugs currently used to prevent arrhythmia following myocardial infarctions have effects on the entire heart muscle, including both healthy and damaged tissue. Drugs which globally block ion channels in the heart have been associated with life-threatening side-effect arrhythmias, including one form called torsades de points, which is only found in conjunction with such ion-channel modulating drugs.

In contrast to currently available antiarrhythmic drugs, some of Cardiome's antiarrhythmic drug candidates are designed to be ischemia selective. Instead of having activity throughout the heart, Cardiome's drug candidates are designed to be activated by the conditions found in ischemic heart tissue, and preferentially block ion channels in such ischemic tissue. Consequently, these compounds are designed to have much less activity in the healthy tissue and therefore should be safer than existing drugs.

II.   Atrial Fibrillation Antiarrhythmia

Atrial fibrillation is a condition affecting the upper chambers of the heart. This condition is common but not acutely life-threatening. A recent study (American Heart Association, 2000 - Heart and Stroke Statistical Update) has indicated that up to 4% of the US population suffers occasionally or chronically from atrial arrhythmias. The main danger from such arrhythmias is that they may cause stroke or if prolonged may lead to heart failure. Approximately, 7.5 million individuals in the developed world suffer occasionally or chronically from atrial arrhythmias (Decision Resources, Pharmacor Study, 2000).

Current drugs used to treat atrial fibrillation suffer from the same issues that limit the usefulness of current ventricular antiarrhythmic drugs: limited efficacy combined with life threatening side effects. Unlike current drugs used to treat atrial arrhythmia. Cardiome's drug candidates for atrial fibrillation selectively target those ion channels which are uniquely important for such atrial arrhythmias. Blockade of these channels with the Company's atrial fibrillation drug candidates has been shown in pre-clinical studies to effectively terminate atrial fibrillation. Pre-clinical studies show that Cardiome's potential clinical candidates appear to target these channels which mediate atrial arrhythmia without disrupting potassium channels that control normal functioning of the ventricular myocardium. Based on these results, the Company's management expects that its clinical candidates will display a superior cardiovascular safety profile compared with other available and emerging therapies.

The Company has successfully developed two antiarrhythmic clinical candidates, RSD1122 and RSD1235, and intends to expand its drug candidate pipeline through its Kv1.5 program.

RSD1122 Program
---------------

RSD1122 is a mixed ion channel blocker which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has proven antifibrillatory efficacy and safety in a broad range of arrhythmia models. Preclinical data suggests RSD1122 is suitable for once or twice-a-day oral dosing, which makes it ideal for daily long-term therapy in patients at risk of arrhythmia. The drug has also shown high efficacy in terminating atrial arrhythmias in animal models of that condition. Cardiome has licensed this program to AstraZeneca. See "Licenses and Collaborative Research Agreements - AstraZeneca License Agreement". AstraZeneca is currently conducting additional pre-clinical studies on various enantiomers of RSD1122, with the intention of taking one of those enantiomers into clinical development. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia.

RSD1235 Program
---------------

RSD1235 was developed specifically to treat atrial arrhythmia. The drug has a very attractive safety and antiarrhythmic efficacy profile in various arrhythmia models. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger electrocardiogram (ECG) impact on the atria of the heart than on the ventricles. This may make it an effective and safe atrial antiarrhythmic drug. Pre-clinical data suggests that RSD1235 may be rapidly cleared from the body after dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Recent pre-clinical animal studies have confirmed that RSD1235 also has significant oral bioavailability. Cardiome completed its Phase I clinical trial of the IV application of RSD1235 in July 2001. The Phase I clinical trial examined the safety of RSD1235 in humans. Cardiome plans to initiate its Phase II clinical trial on the IV application of RSD1235 in November 2001. The cost of the Phase II trial is estimated at $2,300,000 which will be financed from Funds Available. See "Use of Proceeds". Subject to successful completion of its Phase II clinical trial on the IV application of RSD1235, currently expected in the second quarter of 2002, the Company plans to initiate a Phase I clinical trial on the oral application of RSD1235. This Phase I trial is anticipated to be completed by the third quarter of 2002 at an estimated cost of $500,000 to be paid for from Funds Available. See "Use of Proceeds".

Kv1.5 Program
-------------

The Kv1.5 Program is also aimed at atrial arrhythmia exclusively. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents which mediate atrial arrhythmia. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for an atrial arrhythmia drug. Cardiome is using cloned Kv1.5 potassium channels to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles.

Other Projects

The Company has previously worked on four other projects in the fiscal years of November 30, 2000, 1999 and 1998. Subsequent to the Company's announcement of its strategic refocus on the cardiac area on January 16, 2001, the Company discontinued its research studies on these projects. The Company plans to seek collaborative research partners for these projects and any further research studies would be contingent upon partnering of these projects. A short description of each project is set out below.

Cough Project
-------------

Coughing is a reflex triggered by either a mechanical or other stimulus. In most incidences, this reflex provides critical protection to the airways, ensuring that unwanted material is expelled. It can also be triggered apparently needlessly resulting in an undesirable, unproductive cough. Such acute unproductive cough may last for days or hours, may be distressing to the patient and may lead to extreme fatigue in extreme cases.

Many individuals suffer from episodes of acute unproductive cough. No satisfactory non-narcotic treatments have been developed for this type of cough. Aerosolized Lidocaine (a local anaesthetic) may be used clinically to create numbness in the lungs which somewhat lessens the coughing compulsion. For extreme cases, aerosolized or systemic morphine is used. However there are a number of side effects associated with morphine use including addiction, constipation, and respiratory depression.

Through past work by Cardiome collaborators and contract research partners, Cardiome has identified a series of compounds, which are effective against cough in an animal model of cough. The molecules appear to work through selective blockade of a specific subset of the nerve fibres which serve the pulmonory and bronchial areas of the body. No other drugs have been shown to have this particular effect. In December 2000, the Company completed its Phase II (a) clinical trial on its clinical candidate CP1 and concluded that CP1 did not show a statistically significant inhibition of cough. Subsequent to the completion of the Phase II (a) trial, the Company discontinued its internal work on this project.

RSD921 Local Anaesthetic Project
--------------------------------

Local anaesthetic drugs work by reversibly interrupting the conduction of impulses in peripheral nerves. Local anaesthetics can be applied directly on the skin and mucous membranes for superficial surgery, or be used to block pain impulses by means of injection near the nerve tracts or spinal cord, preventing the pain signal from being relayed to the central nervous system.

Cardiome has assembled extensive pre-clinical and clinical data, which indicate that the Company's proprietary compound, RSD921, is an attractive local anaesthetic, featuring rapid onset and an attractive safety profile. Cardiome completed a successful Phase II clinical trial in 1998 providing dose-ranging data as well as proof of efficacy as compared to current leading local anaesthetic drugs. Cardiome has discontinued its internal work on this project because of the competitive market environment of this therapeutic area and the Company's recent strategic refocus on the cardiac area.

Pro-Erectile Project for Sexual Dysfunction
-------------------------------------------

Erectile dysfunction ("ED") is a common condition with an incidence estimated at 90 million men worldwide. Given the link of aging and diabetes to ED, the incidence is expected to continue to rise as the population ages and the incidence of diabetes increases. Of the approximately 28 million men in the United States suffering from ED, 80-90% have "some organic component" to their dysfunction. The remaining 10-20% have ED resulting from purely psychogenic causes. It is believed by researchers in the area, however, that the majority of ED sufferers have both organic and psychogenic components to their dysfunction (Scrip Reports: New Treatments for Erectile Dysfunction, 1998).

The Company has discovered that a specific series of its proprietary compounds appear to have erectogenic properties in preclinical in-vivo studies. A detailed investigation has been undertaken by Cardiome which has indicated the likely mechanism of action. Cardiome has discontinued its internal work on this project due to its recent strategic refocus on the cardiac area.

The Nociblocker Project
-----------------------

Cardiome at an earlier time has investigated certain compounds which appeared to block initiation of the pain signal rather than propagation of the signal. The Company discontinued its work on this nociblocker project in early 1999.

Potential Markets

Introduction

Cardiome focuses on developing proprietary drugs to treat or prevent cardiac diseases, with current emphasis on cardiac arrhythmia. Cardiome's programs are in relatively early stages of development. Products that may result from the Company's research and development programs are not expected to be commercially available for a number of years, if at all. See "Risk Factors - Uncertainties Related to Early Stage of Development". Therefore, any discussion of a market for Cardiome's products is of a very preliminary nature.

The broad category of cardiovascular disease (CVD) includes congestive heart failure, stroke, coronary heart disease, arrhythmias and more. The market for CVD represents the largest drug market based on the total world wide sales of approximately $70 billion in 1999 (Decision Resources, Pharmacor Study, 2000). As the general population ages, the incidence of CVD will increase significantly. There will be an estimated 50% increase in the number of heart and stroke cases over the next 25 years (Heart & Stroke Foundation of Canada, October 30, 2000 News Release). This demand will far surpass existing health care resources and facilities.

The next decade will be the critical time frame in which to anticipate and manage the impact of CVD on health care systems. In this endeavor, doctors are expected to look to pharmaceutical companies for therapies and treatments.

Current Antiarrhythmic Sales Market

The current antiarrhythmic drug market includes several drugs to treat the various types of arrhythmia. Drugs to counter atrial fibrillation, one specific type of arrhythmia, drive antiarrhythmic prescribing patterns. The market for all prescribed antiarrhythmics, excluding anticoagulants, totaled $1.4 billion in 1999 (Decision Resources, Pharmacor Study, 2000). Of this amount, $1.1 billion was prescribed for atrial arrhythmia, while ventricular arrhythmia accounted for $0.3 billion. Drugs to treat atrial arrhythmia account for 61% of major-market antiarrhythmic sales.

While antiarrhythmic drug sales are already substantial, there still remains a major unmet market need for safe antiarrhythmics. Current drugs for treating arrhythmia have serious side effects that limit their use. In fact, a study (The CAST Study: Cardiac Arrhythmia Suppression Trial, 1991) indicates that one of the commonly prescribed antiarrhythmics actually increases mortality rates in patient groups to which it is administered. Other studies, SWORD and meta analysis for example, have shown other drugs to be proarrhythmic. Because of the dangerous side effects associated with these drugs, they are prescribed in only one out of every three cases where they may be applicable.

Projected Sales Market

The total market for a safe and effective antiarrhythmic therapy, excluding anticoagulants, is approximately $1.7 billion (Decision Resources, Pharmacor Study, 2000). Aging populations in major markets worldwide -and the increasing pharmacotherapy needs that will accompany them -will contribute to growth significantly beyond this level.

Competition

The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. See "Risk Factors - Substantial Competition". Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing and marketing.

The Company is aware of a number of companies engaged in the development of drugs in the cardiac arrhythmia therapeutic area. Additionally, there are a significant number of other pharmaceutical and biotechnology companies developing and/or marketing ion channel focussed therapeutics. Some of these companies have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than the Company. See "Risk Factors - Substantial Competition".

There is extensive competition within the areas of antiarrhythmic drugs from existing therapies and therapies under development. The worldwide annual sales of the eight highest selling antiarrythmics are approximately US$900 million (Annual Reports 1998 of the following companies: Sanofi-Synthelabo; Schering AG; 3M Pharmaceuticals; Knoll (BASF); Warner-Lambert; Pharmacia & Upjohn; and Proctor & Gamble). Many drugs are currently sold in this marketplace, and several new products are in the development phase. To the best of the Company's knowledge only one other company (Aventis Pharma) is working in the area of ischemia-targeted antiarrhythmic drugs.

Patents and Proprietary Protection

Cardiome considers its patent portfolio as one of the key value contributors to its business; therefore, the Company devotes a substantial amount of resources each year to maintaining and augmenting its patent portfolio. The Company plans to spend $400,000 on its patent portfolio over the next two years. See "Use of Proceeds". The Company's patent strategy is to pursue the broadest possible patent protection on its proprietary products and technology in selected jurisdictions. Based on what is known to the Company in the prior art on the subject matter to be protected, it is the Company's intention to file the strongest possible patent claims. Accordingly, for novel compounds, claims for the compound, composition and use will be made and for known compounds, claims directed to novel composition and/or use will be made in the patent application. The Company plans to protect its technology, inventions and improvements to its inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.

In addition to its patents, Cardiome also relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position.
It is Cardiome's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing property of Cardiome or relating to the Company's business and conceived of or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

As of October 31, 2001, the Company holds rights to 102 patents or patent applications in the United States and other jurisdictions in respect of certain core technologies utilized by the Company. To date, nine patents have been issued in the United States and other jurisdictions. Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to technology used by the Company will result in patents being issued or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

The Company is required to pay milestone payments and royalties for the 11 patents or patent applications licensed from, or for which Cardiome has been granted commercial rights by, the University of British Columbia. Of these, two US patents have been licensed under the UBC License Agreement described below under "Licenses and Collaborative Research Agreements - UBC License Agreement and UBC Research Agreement". The Company has no royalty obligations associated with any of the remaining of 33 patents or patent applications in its portfolio.

Regulatory Environment

The research and development, manufacture and marketing of pharmaceutical products are subject to regulation for safety and efficacy. Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, and adherence to Good Manufacturing Practices ("GMP") during production. In Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the TPD. In the United States, drugs are subject to rigorous regulation by the FDA.

The Company's success is ultimately dependent on obtaining marketing approval for drugs currently under development and will depend on its ability to comply with world-wide regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of investigational new drugs. Depending upon the circumstances surrounding the clinical evaluation of a product, the Company may itself undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. The Company believes that this approach will allow it to make cost effective developmental decisions in a timely fashion. See "Business of the Company - Business Strategy - Collaboration Strategy" and "Risk Factors".

The principal activities that must be completed after initial research and before obtaining approval for marketing in Canada and the United States are as follows:

(a) pre-clinical studies, being laboratory and animal toxicology tests performed to assess the safety and potential efficacy of the product;

(b) submission of an investigational new drug application ("IND"), which must become effective before human clinical trials commence;

(c) Phase I clinical trials, the initial introduction of the product into human subjects, under which the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

(d) Phase II clinical trials involving studies in a limited patient population to: (i) determine the efficacy of the product for specific, targeted indications; (ii) determine optimal dosage; and (iii) identify possible adverse effects and safety risks;

(e) Phase III clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites;

(f) the submission of a new drug application ("NDA") to the government authorities in the United States, or a new drug submission ("NDS") in Canada; and

(g) FDA approval of an NDA and HPB approval of an NDS prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing facilities.

Two key factors influencing the rate of progression of clinical trials are the rate at which patients are available to participate in the research program and whether effective treatments are currently available for the disease that the drug is intended to treat.

An IND must be filed and accepted by the TPD or FDA, as applicable, before each phase of human clinical trials may begin. The IND application must contain specified information including the results of the pre-clinical studies or clinical tests completed at the time of the IND application. In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the TPD or FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

Upon completion of all clinical studies the results are submitted to the TPD as part of a Canadian NDS or to the FDA as part of a Product License Application or NDA to obtain approval to commence marketing the product. Management of the Company anticipates that TPD and FDA marketing approval for the majority of its products will take between 12 and 24 months from the date an NDS or an NDA is submitted. In addition, an establishment license application must be filed and approved by the FDA or TPD for the production of a product and test sites must demonstrate that Good Laboratory Practices and Good Clinical Practices have been maintained during pre-clinical and clinical evaluation. The Company intends to partner later stage development of its drug candidates with companies that have experience in manufacturing in accordance with Good Laboratory Practices and Good Clinical Practices. See "Risk Factors - No Assurance of Regulatory
Approval and Potential Delays".

Even after marketing approval for a drug has been obtained, further studies may be required (sometimes called Phase IV studies). Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved.

The research and development, manufacture and marketing of pharmaceutical products are subject to regulation in the United States by the FDA, in Canada by the TPD and by comparable authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of the Company's products.

Licenses and Collaborative Research Agreements

AstraZeneca License Agreement

Cardiome entered into a license agreement dated October 16, 2000 with AstraZeneca for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which US$1,000,000 was collected in fiscal 2000, and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, as well as royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

Antalium Collaborative Research and License Agreement

The Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") on November 30, 2000, for the worldwide rights for the development and commercialization of certain Nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company. Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

UBC License Agreement and UBC Research Agreement

By agreement dated February 12, 1992, the Company acquired an option from the University of British Columbia ("UBC") to license the inventions which underlie some of the Company's novel antiarrhythmic compounds. These compounds form the basis of part of the Company's research and development efforts, being certain technology relating to aminocyclohexylamides for antiarrhythmic and local anaesthetic uses (the "Technology"). On March 29, 1996, the Company entered into a formal license agreement with UBC (the "UBC License Agreement") whereby UBC granted the Company, in consideration for the sum of $20,000 (paid) and the issuance of 100,000 Common Shares (issued), an exclusive, world-wide license to use and, subject to the consent of UBC, sublicense the Technology, and any improvements thereto, for antiarrhythmic and local anaesthetic uses, and to manufacture, distribute and sell products derived therefrom to the general public during the term of the UBC License Agreement. The UBC License Agreement will terminate upon the expiration of the last patent obtained under it.

Under the terms of the UBC License Agreement, the Company has agreed to issue to UBC a further 100,000 Common Shares within 30 days of the commencement of Phase III clinical trials and an additional 100,000 Common Shares within 30 days of receipt of notice of new drug approval for the first drug covered by a patent of the Technology. The Company is also required to pay to UBC quarterly royalties from manufacturing revenues ranging from 1.5% for products developed from improvements to the Technology made by the Company to 3.5% for products developed from the Technology or improvements to the Technology made by UBC or UBC and the Company together, and further royalties from sublicensing revenues, subject to minimum annual royalties of $10,000 in the first two years of commercial sale and $50,000 thereafter. In addition, the Company will pay all costs associated with patent applications.

The Company is required to pay UBC a $75,000 grant in each of the first five years of the UBC License Agreement (as at October 31, 2001, all fully paid), to be used at UBC's discretion to fund basic scientific research related to some aspects of the Technology to be undertaken by UBC in the laboratory of Dr. Michael Walker or his successor. The Company does not have any rights in any intellectual property arising from such research.

In addition, the Company and UBC have entered into a five year research agreement (the "UBC Research Agreement") dated March 1, 1997, under which the Company is required to fund a specific and mutually agreed upon research project with respect to the Technology by paying to UBC a further $75,000 plus a further sum equal to 38% of overhead costs associated with the project, estimated at $28,500, in each of the first five years of the UBC Research Agreement (as at October 31, 2001, $63,500 owing for year commenced March 1, 2001). Under the
UBC Research Agreement, the Company has an option to license, on an exclusive world-wide basis, any intellectual property arising from the work at UBC under the UBC Research Agreement.

The UBC License Agreement and the UBC Research Agreement constituted arm's length transactions. The consideration payable under both agreements was determined through negotiations between the Company and UBC.

Nociblocker Agreement

By agreement dated November 19, 1997 (the "Nociblocker Agreement") entered into between the Company and Drs. MacLeod and Quastel, the Company acquired ownership to certain intellectual property related to Nociblocker technology and all their therapeutic uses. The Nociblocker Agreement provides that the Company will pay to each of Drs. MacLeod and Quastel $25,000 in each of the first five years as a University grant-in-aid, commencing April 1, 1997 (as at October 31, 2001, $25,000 owing to each of Drs. Macleod and Quastel for year commenced April 1,
2001). The Company is also required to pay to each of Drs. MacLeod and Quastel $250,000 upon commencement of Phase III clinical trials on a Nociblocker compound licensed to the Company under the Nociblocker Agreement, and a further $1,000,000 upon the filing of a new drug application in the United States or Canada for a Nociblocker licensed by the Company under the Nociblocker Agreement. The Nociblocker Agreement further requires the Company to spend a minimum of $200,000 each year for five years on the research and development of Nociblocker drugs, including expenditures under the cough project (as at October 31, 2001, minimum financial commitment satisfied). The Company does not currently devote any resources to research on this Nociblocker Project, other than for patent purposes.

The consideration payable under the Nociblocker Agreement was determined by arm's length negotiations between the Company and Drs. MacLeod and Quastel.

Acquisitions

Cardiome is actively seeking access to other technologies that will enable it to obtain competitive advantages and accelerate product development. The Company's strategy is to acquire licenses only for those technologies which Cardiome believes will add demonstrable value to its cardiac technology portfolio. Certain key technologies utilized by the Company have been obtained under licenses described below. Cardiome expects to rely on these licenses for the development of certain key product candidates.

Acquisition of Rhythm-Search Developments Ltd.

By agreement dated February 1, 1995 (the "RSD Share Exchange Agreement") made among the Company, Magic Bullets Enterprises Ltd. ("MBE") and the shareholders of MBE, the Company, which already owned 50% of Rhythm-Search, acquired the remaining 50% of Rhythm-Search for $3 million paid by the issuance of 3,000,000 Common Shares to MBE. As a result of this transaction, Rhythm-Search became a wholly-owned subsidiary of the Company.

Facilities

The Company, Rhythm-Search and Atriven currently lease 10,030 square feet of office and laboratory space for research, development and administrative purposes in Vancouver, British Columbia. The premises are located on the UBC Endowment Lands. The term of the lease is 36 months ending on March 31, 2002. The Company may, at its option, extend the term of the lease for an additional three 24-month periods. Annual lease payments were $237,000 per annum until June 30, 2000, after which time the lease payments increased to $254,000 per annum.

Directors and Officers

The following is a summary of information for each director, officer, employee and contractor whose expertise is critical to the Company and its subsidiaries, Rhythm-Search and Atriven. Each person listed has entered into an agreement with the Company which includes non-disclosure provisions.

Michael John Alfred Walker, Ph.D. - Chairman of the Board and Director
Dr. Walker has been Chairman of the Board since January 16, 1996 and a director of the Company since February 12, 1992. Dr. Walker devotes approximately 20% of his time towards the scientific direction and general corporate development of the Company. Dr. Walker has been a Professor of Pharmacology in the Faculty of Medicine at UBC since 1986. He graduated with a specialized degree in pharmacology at the University of London, trained in industrial pharmacology at Pfizer, UK, and has held teaching positions in Europe, Asia and Africa. Dr. Walker is also the President and a director of Rhythm-Search. Dr. Walker is a member of the Corporate Governance Committee, the Compensation Committee and the Nomination Committee of the Company.

Robert William Rieder, M.B.A. - President, Chief Executive Officer (CEO) and Director
Mr. Rieder has been a director since April 1997, and has been employed by the Company on a full-time basis as its President and CEO since April 1998. Mr. Rieder has extensive experience in venture capital and in operational management. He was most recently (1994 to 1998) Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp. Mr. Rieder was Chief Operating Officer for DBA Telecom Inc. in 1994, and was a director of SFG Technology Inc. and Stressgen Biotechnologies Corp, both Vancouver-based technology companies. Mr. Rieder currently serves as a director of Micrologix Biotech Inc., Theramed Capital Corp. and Synapse Technologies Inc. Mr. Rieder received his M.B.A. from the University of Western Ontario.

Alan M. Ezrin, Ph.D. - Chief Scientific Officer (CSO) and Director
Dr. Ezrin has been a director and the Company's CSO since January 2001. Dr. Ezrin has extensive research and development and business experience in both the large pharmaceutical industry and in the biotechnology sector in the U.S. and Canada. Dr. Ezrin was with Sterling-Winthrop Research Group from 1982 to 1993. In 1993, Dr. Ezrin joined Glycomed Inc. as Assistant Vice-President of Development focusing on carbohydrate-based therapeutics. Following the successful merger of Glycomed into Ligand Therapeutics, he joined RedCell Inc. as Vice-President of Development in 1995. In 1997, he led the restructuring of RedCell through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting Chief Executive Officer and then Chief Scientific Officer. Under his leadership, ConjuChem completed several pharmaceutical partnerships, positioned two new drugs in clinical trials and extended the patent portfolio, resulting in a publicly traded, product-driven company. Dr. Ezrin received his Ph.D. in Pediatric Cardiology and Cardiovascular Pharmacology from the University of Miami School of Medicine.

Clive Peter Page, Ph.D. - Director
Dr. Page has been a director of the Company since January 16, 1996. Dr. Page has been a Professor of Pharmacology at Kings College, University of London, UK, since 1994 and a consultant to the pharmaceutical industry. He is recognized as a world expert in asthma and other inflammatory diseases and has published widely on these subjects as well as on pharmacology in general. Dr. Page has had pharmaceutical industry experience in his previous work for Sandoz Switzerland, a pharmaceutical company. Dr. Page is a member of the Nomination Committee of the Company.

Colin Roger Mallet - Director
Mr. Mallet has been a director of the Company since January 16, 1996. Currently a consultant, Mr. Mallet is the former President and Chief Executive Officer of Sandoz Canada. Mr. Mallet guided the successful growth and development of this Canadian pharmaceutical company. Mr. Mallet is also past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995. He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research. Mr. Mallet contributes several hours per month in advising management of the Company in matters of corporate development and product positioning, in addition to his attendance at directors' meetings. Mr. Mallet currently serves as a director of Micrologix Biotech Inc., AnorMed Inc., Axcan Pharma Inc., Theramed Capital Corp. and Synapse Technologies Inc. Mr. Mallet is a member of the Corporate Governance Committee, Audit Committee and Compensation Committee of the Company.

Allen Ian Bain, Ph.D. - Director
Dr. Bain has been a director of the Company since May 13, 1996, and was President of the Company from March 1, 1997 to April 15, 1998. Since May
1999, Dr. Bain has been President and CEO and a director of Immune Network Ltd. Dr. Bain was previously Chairman and CEO of BC Research Inc. and served on the boards of several public and private companies, including Azure Dynamics Inc. and CellFor Inc. Dr. Bain received his Ph.D. in pharmacology from the University of British Columbia, Canada in 1994 for work in neuroscience. Dr. Bain is a member of the Corporate Governance Committee and the Audit Committee of the Company.

Oh Kim Sun - Director
Mr. Oh was appointed to the Company's Board of Directors in November, 1997 upon the closing of a private placement with the Chemical Company of Malaysia Berhad
(CCM), as required by the terms of CCM's subscription agreement. Mr. Oh is a Group Executive Director of the CCM Group. Mr. Oh, a Malaysian certified public accountant, orchestrated the management buy-out of CCM from Imperial Chemical Industries Ltd. where he had held various senior executive positions for several years. Mr. Oh currently serves as a director of IMPAX Laboratories Inc., a public company listed on NASDAQ and Immune Network Ltd., a public company listed on CDNX. Mr. Oh is a member of the Audit Committee of the Company.

Darrell Elliott - Director
Mr. Elliott was appointed to the Company's Board of Directors in January 1999. Mr. Elliott is currently Senior Vice-President of MDS Capital Corp. From 1989 to 1998, Mr. Elliott was Regional Vice President of Royal Bank Capital Corporation ("RBCC"). In that role, he was National Managing Director of RBCC's Life Sciences Fund. With a degree in economics from the University of South Africa (Pretoria), Mr. Elliott has 27 years of merchant banking, venture capital and analogous operating experience in Africa, Europe and Canada. He has also served on numerous boards of directors, including currently those of several Canadian private and public companies such as Inex Pharmaceuticals Inc., Chromos Molecular Systems Inc., Discovery Therapeutics Inc., Stressgen Biotechnologies Corp., Neuromed Technologies Inc., Protiva Biotherapeutics Inc., Synapse Technologies Inc., Star Biotech Inc. (formerly Biostar Inc.). Mr. Elliott is a member of the Corporate Governance Committee, Nomination Committee and Compensation Committee of the Company.

Gregory Norbert Beatch, Ph.D. - Vice President Research
Dr. Beatch has been Vice President, Research since June 1997 and was re-titled Vice President, External Scientific Affairs on July 20, 2001. Dr. Beatch joined the Company in September 1996 as Head of Pharmacology on a one year renewable exchange program from the Health Protection Branch. Dr. Beatch was a Research Scientist for the Drugs Directorate of the TPD, the equivalent of the US FDA. In this capacity, Dr. Beatch was involved in the new drug submission and approval process. Dr. Beatch also holds Assistant Professorships in Cardiology and Pharmacology, at the University of Ottawa Heart Institute. Dr. Beatch has published numerous papers proceeding from peer reviewed grants in the field of cardiovascular drug research.

Christina Yip, CMA - Corporate Secretary, Acting Chief Financial Officer and Director of Finance & Administration
Ms. Yip has been Corporate Secretary and Director of Finance & Administration of the Company since September 13, 2000 and Acting Chief Financial Officer of the Company since December 23, 2000. Ms. Yip joined the Company as Financial Controller in September 1998. Prior to this date Ms. Yip acted as Chief Accountant to West African Minerals Group, a group of mining companies listed on the CDNX and as an articling accountant to Cinnamon, Jang, Willoughby & Company, Chartered Accountants.

Board Committees

From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members:

Corporate Governance Committee

The Board has created a Corporate Governance Committee which is comprised of Colin R. Mallet, Michael J. Walker, Darrell Elliott and Allen I. Bain, the majority of whom are outside and unrelated directors of the Company.

The Corporate Governance Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee also ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees.

Nomination Committee

The members of the Nomination Committee of the Company are Clive P. Page, Darrell Elliott and Michael J. Walker. The majority of these members is outside and unrelated directors.

The Nomination Committee identifies and recommends candidates for election to the Board. It advises the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors and compensation and benefit programs for non-employee directors.

Audit Committee

The members of the Audit Committee of the Company are Colin R. Mallet, Oh Kim Sun and Allen I. Bain, all outside and unrelated directors of the Company.

The Audit Committee meets at least quarterly to review the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements and any changes in accounting practices; recommends to the Board the independent auditors to be retained and the fees to be paid; and directly receives and considers the auditors' comments as to the fairness of financial reporting. The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of Company assets.

Compensation Committee

The Board has established a Compensation Committee which is responsible for determining the compensation of executive officers of the Company. The members of the Committee are Michael J. Walker, Colin R. Mallet and Darrell Elliot.

The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee also reviews significant changes to benefits policies and compliance with current human resource management practices, such as pay equity, performance review and staff development.

Scientific Advisory Board

Management receives guidance from a Scientific Advisory Board, presently composed of the following members:

Peter John Barnes, MA, DM, DSc, FRCP
Dr. Barnes is a professor of Thoracic Medicine and Director of the Department of Thoracic Medicine at the National Heart and Lung Institute (London, U.K.). He is also the Chairman of Respiratory Sciences at the Imperial College School of Medicine and is a Consultant Physician to the Royal Brompton Hospital in London. Dr. Barnes has published over 600 peer reviewed papers of his own and now serves on the Editorial Boards of numerous medical and pharmacological journals including the New England Journal of Medicine. Dr. Barnes is an Associate
Editor of the American Journal of Respiratory and Critical Care Medicine, was an Associate Editor for the European Respiratory Journal and the British Journal of Clinical Pharmacology, and served as the Editor for Pulmonary Pharmacology.

Gunnar Aberg, Ph.D.
Dr. Aberg is the founder and President of Bridge Pharma Inc., a research and early development pharmaceutical company based in Sarasota, Florida. Since its inception, Bridge Pharma's rapidly growing portfolio of diversified patented products is a credit to his considerable skill and experience in pharmaceutical and intellectual property issues. Prior to founding Bridge Pharma, Dr. Aberg was Senior Vice President of Research for Sepracor Inc., where he directed a research and development group focused on improvement of existing therapies. Notably, he directed Sepracor's development of Allegra, a non-sedating antihistamine without cardiotoxicity. Dr. Aberg has also held several senior research and development positions with major pharmaceutical companies including Bristol-Myers Squibb Company, Ciba-Geigy Corporation and Astra Pharmaceuticals Inc. He led research teams in these companies that have brought to the market products such as Monopril, Lopressor and Lotensin (all three are used for the treatment of high blood pressure), Tonocard (for cardiac arrhythmia), and Marcaine (for local anesthesia).

Joel Morganroth, M.D., F.A.C.C., F.A.C.P.
Dr. Morganroth is currently the Chief Executive Officer of Premier Research Worldwide. Dr. Morganroth holds teaching positions at the University of Pennsylvania School of Medicine and the Jefferson Medical College of Thomas Jefferson University, has published more than 300 scientific papers in the field of cardiology and has edited 23 books on cardiology and antiarrhythmic drugs. Dr. Morganroth also has played a role in a number of major multicenter clinical trials including the CAST trial which assesses the therapeutic value of therapeutic antiarrhythmics.

Stanley Nattel, M.D.
Dr. Nattel obtained BSc (1972) and MDCM (1974) degrees at McGill University, and then trained in internal medicine (1974-76, at the Royal Victoria Hospital) and clinical pharmacology (1976-78, at the Montreal General Hospital). After research and clinical training in cardiology at the Krannert Institute of Cardiology in Indianapolis (1978-80) and an additional year of research training in physiology at the University of Pennsylvania in Philadelphia (1980-81), he became a faculty member in pharmacology and medicine at McGill University and a cardiologist/clinical pharmacologist at the Montreal General Hospital. In 1987, he moved to the Montreal Heart Institute and the University of Montreal. Since 1990, Dr. Nattel has been the Scientific Director of the Research Center of the Montreal Heart Institute. Dr. Nattel's research interests have focused on the basic mechanisms determining cardiac arrhythmogenesis and governing the efficacy and safety of antiarrhythmic therapy.

Employees

As of October 31, 2001, the Company has 32 full-time employees, 26 of which are employed in research and development and six of which are engaged in administration. Of the 26 engaged in research and development, 15 have Ph.D. or Masters degrees in a scientific field. At this time, none of the Company's employees are subject to collective bargaining agreements.

The Company believes its current capacity is sufficient to meet its current business objectives.

The Company operates as a "semi-virtual" organization. "Semi-virtual" is a term used to describe an organization that adopts, in part, the concept of a "virtual" organization, i.e. an organization that operates without any physical infrastructure and with consultants and contractors in place of employees. A semi-virtual organization operates with a minimum set of core staff and minimal physical infrastructure, contracting out a large part of the non-essential business activities. Given the small, core team of scientists and staff maintained by the Company, a significant amount of the specialized work required by the Company for its projects is contracted out. See "Business of the Company
- Business Strategy - Collaboration Strategy".

The Company has a Scientific Advisory Board which it uses to assist it in analysing its product candidates. See "Directors and Officers - Scientific Advisory Board".

Summary and Analysis of Financial Operations

Annual Information

The following is a summary of the Company's financial operations during the last three fiscal years and the nine month periods ended August 31, 2001 and August 31, 2000. The following is intended as a summary only and reference is made to the consolidated financial statements contained in this Prospectus.

---------------------------------------------------------------------------------------------------------------------------------
                                                 Nine Month       Nine Month
                                                Period Ended     Period Ended      Year Ended       Year Ended       Year Ended
                                                 August 31,       August 31,      November 30,     November 30,     November 30,
                                                    2001             2000           2000(2)            1999             1998
---------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Revenue
   Research collaborative
     licensing and option fees                $    159,222     $     79,495     $     81,448      $    482,876    $    228,767
   Grant income                                     88,137          101,559          135,363            45,810           4,234
   Interest and other income                       299,354          348,140          506,541           258,395         320,286
                                              ------------     ------------     ------------      ------------    ------------
   Total:                                     $    546,713     $    529,194     $    723,352      $    787,081    $    553,287
---------------------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development                   $  3,996,162     $  3,277,579     $  4,732,656      $  3,585,593    $  3,498,787
     expenses
   General and administration                    1,242,742        1,085,729        1,569,044           997,890       1,553,337
     expenses
   Amortization                                    525,761          460,730          917,288           654,918         669,582
                                              ------------     ------------     ------------      ------------    ------------
   Total:                                     $  5,764,665     $  4,824,038     $  7,218,988      $  5,238,401    $  5,721,706
---------------------------------------------------------------------------------------------------------------------------------
Net Loss for the period                       $(5,217,952)     $ (4,294,844)    $ (6,495,636)     $ (4,451,320)   $ (5,168,419)

Net loss per Common Share                           (0.13)            (0.12)           (0.17)            (0.16)          (0.19)

Weighted average number of
  outstanding shares(1)                        41,215,848        36,662,998       37,782,044        28,331,730      26,780,674
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Assets
   Current assets                            $  5,027,926                       $ 10,610,052      $  7,042,686    $  5,561,074
   Capital assets                                 353,354                            452,970           461,576         649,982
   Technology, license & patents                1,451,235                          2,009,018         2,359,468       2,597,630
   Total assets:                                6,832,515                         13,072,040         9,863,730       8,808,686

Long term liabilities                               7,264                             91,306           220,737         353,788
Deferred revenue                                1,386,180                          1,499,598              -               -

Shareholders' Equity
   Share capital                               32,235,393                         32,235,393        25,282,040      19,951,850
   Contributed surplus                          1,056,266                          1,056,266              -               -
   Deficit                                   $(28,456,177)                      $(22,810,225)     $(16,314,589)   $(11,863,269)
---------------------------------------------------------------------------------------------------------------------------------

(1) Subsequent to August 31, 2001, the Company issued 20,000 Common Shares pursuant to a technology assignment. agreement. There are 41,235,848 Common Shares issued and outstanding as of the date of this Prospectus. 1,500,000 escrowed Common Shares were cancelled and returned to treasury effective February 22, 2000. Following the exercise or deemed exercise of the Special Warrants and Warrants but prior to the exercise of the Finder's Warrants, there will be a total of 43,987,347 Common Shares issued and outstanding. If the Receipts are not issued by the Qualification Deadline, then 1.1 Shares and 0.55 Warrant will be issued on exercise of most of the Special Warrants, rather than one Share and 0.5 Warrant, in which case a total of 44,237,497 Common Shares will be issued and outstanding.

(2) Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of the Company for the nine month period ended August 31, 2001.

Quarterly Information - Fiscal 2000

The following is a summary of the Company's financial operations on a quarterly basis during the fiscal year of 2000.

------------------------------------------------------------------------------------------------------------------
                                                 Three Month      Three Month      Three Month      Three Month
                                                Period Ended     Period Ended     Period Ended     Period Ended
                                              November 30, 2000 August 31, 2000   May 31, 2000   February 29, 2000
------------------------------------------------------------------------------------------------------------------
Revenue
   Research collaborative
    Licensing and option fees(1)               $        1,954   $         -      $         -      $       79,494
   Grant income                                        33,803           32,060           55,000           14,500
   Interest and other income                          158,401          203,762           66,479           77,899
                                               --------------   --------------   --------------   --------------
   Total:                                      $      194,158   $      235,822   $      121,479   $      171,893
------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development                    $    1,455,077   $    1,501,382   $      915,941   $      860,256
     expenses
   General and administration                         483,315          331,367          446,555          307,807
     expenses
   Amortization                                       456,558          165,704          161,365          133,661
                                               --------------   --------------   --------------   --------------
   Total:                                      $    2,394,950   $    1,998,453   $    1,523,861   $    1,301,724
------------------------------------------------------------------------------------------------------------------
Net Loss for the period                        $   (2,200,792)  $   (1,762,631)  $   (1,402,382)  $   (1,129,831)

Net loss per Common Share                      $        (0.06)  $        (0.04)  $        (0.04)  $        (0.03)

Weighted average number of
  outstanding shares                               37,782,044       38,861,837       35,073,412       35,407,992
==================================================================================================================

(1) Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of the Company for the nine month period ended August 31, 2001.

Quarterly Information - Fiscal 1999

The following is a summary of the Company's financial operations on a quarterly basis during the fiscal year of 1999.

------------------------------------------------------------------------------------------------------------------
                                                 Three Month      Three Month      Three Month      Three Month
                                                Period Ended     Period Ended     Period Ended     Period Ended
                                              November 30, 1999 August 31, 1999   May 31, 1999   February 28, 1999
------------------------------------------------------------------------------------------------------------------
Revenue
   Research collaborative
    Licensing and option fees(1)               $         -      $         -      $      204,430   $      278,446
   Grant income                                        12,750            9,000            8,400           15,660
   Interest and other income                          104,198           47,652           50,549           55,996
                                               --------------   --------------   --------------   --------------
   Total:                                      $      116,948   $       56,652   $      263,379   $      350,102
------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development                    $    1,051,300   $      839,416   $      916,804   $      778,073
     expenses
   General and administration                         253,407          264,512          285,083          194,888
     expenses
   Amortization                                       164,253          160,113          166,074          164,478
                                               --------------   --------------   --------------   --------------
   Total:                                      $    1,468,960   $    1,264,041   $    1,367,961   $    1,137,439
------------------------------------------------------------------------------------------------------------------
Net Loss for the period                        $   (1,352,012)  $   (1,207,389)  $   (1,104,582)  $     (787,337)

Net loss per Common Share                      $        (0.05)  $        (0.04)  $        (0.04)  $        (0.03)

Weighted average number of
  outstanding shares                               28,331,730       28,083,966       27,939,966       27,673,299
==================================================================================================================

(1) Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of the Company for the nine month period ended August 31, 2001.

Management Discussion and Analysis

Nine Months Ended August 31, 2001 Compared to Nine Months Ended August 31, 2000

The Company incurred a net loss of $5,217,952 ($0.13 per share) for the nine months ended August 31, 2001 as compared to $4,294,844 ($0.12 per share) for the same period in 2000.

Revenue for nine months ended August 31, 2001 increased to $546,713 as compared to $529,194 for the same period in 2000. The increase in revenue in 2001 was due to the additional revenue of $79,727 generated from collaborative agreements. The additional revenue from collaborative research revenue was partially offset by a decline of $13,422 in grant income and a decline of $48,786 in interest and other income. The amortization of licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The decrease of grant income was due to the lower grant payments from the Science Council of BC as this one-year grant ended in April 2001. The decrease in interest resulted from a lower average cash balance during period in 2001 as compared to the same period in 2000.

Research and development expenses for the nine months ended August 31, 2001 increased to $3,996,162 as compared to $3,277,579 for the same period in 2000. The increase in research and development expenditures was primarily due to the cost associated with increased operational activities as the Company initiated and completed a Phase I clinical trial for its lead compound, RSD1235, and progressed in its Kv1.5 program to enhance its research and development capabilities. The increase was also attributed to cost associated with some pre-clinical work conducted in support of the Company's licensing activities for its Cough project.

General and administration expenses for the nine months ended August 31, 2001 increased to $1,242,742 as compared to $1,085,729 for the same period in 2000. The increase was primarily due to the cost associated with added personnel and increased investor relations activities.

Year Ended November 30, 2000 ("Fiscal 2000") Compared to Year Ended November 30, 1999 ("Fiscal 1999")

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. The change has been applied retroactively.

The Company incurred a net loss of $6,495,636 ($0.17 per share) as compared to $4,451,320 ($0.16 per share) for the fiscal year ended November 30, 1999 (fiscal
1999).

Revenue for fiscal 2000 decreased to $723,352 as compared to $787,081 for fiscal 1999. The decrease in revenue for fiscal 2000 was due to the decline in licensing and option fees of $401,428 compared to fiscal 1999; this decrease was offset by the additional research funding of $89,553 collected mainly from Science Council of BC and the increase of $248,146 in interest and other income. The increase in interest resulted from a higher average cash balance during fiscal 2000 as compared to fiscal 1999.

Research and development expenses increased to $4,732,656 in fiscal 2000 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of the Company's CP1 drug candidate for non-productive cough, and pre-clinical studies of RSD1235, RSD1122, and the Kv1.5 project.

General and administration expenses increased to $1,569,044 in fiscal 2000 as compared to $997,890 in fiscal 1999. The increase in general and administration expenses was primarily due to higher consulting and professional fees, regulatory fees and travel and accommodation expenses resulting from the Company's listing on the TSE and the closing of the AstraZeneca licensing deal.

Fiscal 1999 Compared to Year Ended November 30, 1998 ("Fiscal 1998")

The Company incurred a net loss of $4,451,320 ($0.16 per share) as compared to $5,168,419 ($0.19 per share) for the fiscal year ended November 30, 1998 (fiscal
1998).

Revenue for fiscal 1999 increased to $787,081 as compared to $553,287 for fiscal 1998. The increase in revenue for fiscal 1999 was primarily due to the additional revenue of $254,109 generated from collaborative agreements and $41,576 of grant income compared to fiscal 1998; these increases were offset by a decline in interest and other income of $61,891.

Research and development expenses increased to $3,585,593 in fiscal 1999 as compared to $3,498,787 in fiscal 1998. The slight increase of research and development was primarily due to the expansion of the Company's research team and facilities for additional in house pre-clinical studies. Research and development activities in fiscal 1999 included Phase I clinical trial of the Company's CP1, drug candidate for non-productive cough, and pre-clinical studies of the cough and antiarrhythmic research programs.

General and administration expenses decreased to $997,890 in fiscal 1999 as compared to $1,553,337 in fiscal 1998. The decrease in general and administration expenses was primarily due to the lower consulting and professional fees, and travel and accommodation expenses.

Liquidity and Capital Resources

Since its change of business to pharmaceutical research and development in 1992, the Company has financed its operations through equity financing, research fees, government grants and tax credits. In fiscal 2000 the Company received $7,348,434 in net proceeds from the sale of equity securities, $509,995 upon exercise of warrants, and $151,190 upon exercise of options. On a prospective basis, the Company intends to meet its financial requirements through such means as strategic alliances with multinational drug companies, and a combination of private and public equity financings.

At August 31, 2001, the Company's cash and cash equivalents and short term investments aggregated $4,775,455 as compared to $10,219,140 at November 30, 2000. The Company's working capital at August 31, 2001 was $4,417,073 as compared to $9,519,044 at November 30, 2000.

The Company expects that reliance on equity financing will continue during pre-clinical development and through the early clinical stages of development. The longer term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate licensing or sale of intellectual property. As much as possible, the licensing or sale of intellectual property will be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

The Company believes that the Funds Available will be sufficient to fund operations in the next twelve months. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development programs. The Company will continue to rely on outside sources of financing to meet its capital needs beyond the next two years. However, there can be no assurance that additional financing will be available on acceptable terms, if at all. If the Company is unable to raise funds to satisfy its varying cash requirements, the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors".

Dividend Policy

The Company has not, since its inception, declared or paid any dividends on its Common Shares and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is within the discretion of the Company's Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company. At the present time, the Company's anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the further development of its business.


                                  USE OF PROCEEDS

Funds Available

The Company has, as of October 31, 2001, the following funds available for its use (the "Funds Available"):

        Net Proceeds from sale of Special Warrants (1)     $ 1,002,558
        Estimated working capital as of October 31, 2001   $ 4,605,735
                                                           -----------
        Total Funds Available                              $ 5,608,293
                                                           ===========

Principal Purposes

The Funds Available are intended to be utilized by the Company as follows:

        RSD1235 Project, Phase II trial for IV application (2)       $ 2,300,000
        RSD1235 Project, Phase I trial for oral application (2)          500,000
        Patents (3)                                                      400,000
        Working capital to fund ongoing operations and administration  2,408,293
                                                                     -----------

        TOTAL:                                                       $ 5,608,293
                                                                     ===========

(1) Net of estimated Offering expenses, including a cash fee of $28,042 paid by the Company to the finder. See "Plan of Distribution".
(2) See "Business of the Company - Products Under Development - Current Projects - RSD1235 Project".
(3)     See "Patents and Proprietary Protection".

The Company will spend the Funds Available to further the business objectives as listed above. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

                                RISK FACTORS

Investment in the securities offered under this Prospectus must be considered highly speculative due to the nature of the Company's business and its present stage of development. Specific risk factors to be considered by a prospective investor include, but are not limited to, the following:

Uncertainties Related to Early Stage of Development. The Company is at an early stage of development. The Company has not completed the development of any commercial products, and, accordingly, has no profitable operating history upon which investors may rely. The Company has received limited revenues from operations and expects that most of its revenues in the foreseeable future will result from further corporate collaborations, if any. The Company's product candidates will require significant additional investment in research and development and in clinical trials, requiring substantial resources. There can be no assurance that any of the Company's products will meet applicable health regulatory standards, obtain required regulatory approvals, or be capable of being produced in commercial quantities at reasonable costs. Products that may result from the Company's research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before the Company will receive any significant revenues from commercial sales of such products. There is no assurance that the Company will be able to enter into any corporate collaborations or that the Company will ever achieve profitability.

Limited Revenues; History of Significant Losses; Accumulated Deficit. The Company has had no sales revenue to date. Although the Company has been involved with pharmaceuticals since 1992, it has been engaged only in research and development. The Company has generated limited non-sales revenue and has incurred significant operating losses, including net losses of $6,495,636, $4,451,320, and $5,168,419 for the years ended November 30, 2000, 1999, and 1998 respectively, and $5,217,952 and $4,294,844 for the nine month periods ending August 31, 2001 and 2000 respectively. The Company's revenues were $723,352 for the year ended November 30, 2000, and $546,713 for the nine months ending August 31, 2001. The future growth and profitability of the Company will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by frequent new product introductions. The Company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant operating losses until such time as the Company is able to achieve adequate revenue levels. There can be no assurance that the Company will be able to significantly increase revenues or achieve profitable operations.

Future Capital Needs; Uncertainties of Additional Funding. The Company will require substantial capital resources in order to conduct its operations. The Company's future capital requirements will depend on many factors, including, among other things, the following: continued scientific progress in its discovery, research and development programs; the magnitude and scope of these activities; the ability of the Company to establish corporate collaborations and licensing arrangements; progress with pre-clinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the potential need to develop, acquire or license new technologies and products; and other factors not within the Company's control. The Company intends to seek such additional funding through corporate collaborations, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to shareholders. If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest of one or more of its discovery, research or development programs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Volatility of Share Price. The market prices for the securities of biotechnology companies have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. See "Price Range and Trading Volumes of Shares". Certain factors such as announcements by the Company, competition by new therapeutic products or technological innovations, government regulations, fluctuations in the operating results of the Company, results of clinical trials, public concern on safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of the Common Shares.

No Assurance of Regulatory Approval and Potential Delays. The pre-clinical studies and clinical trials of any products developed by the Company or its corporate collaborators and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any products resulting therefrom are subject to regulation by federal, provincial, state and local governmental authorities in the United States, principally by the FDA, in Canada by the HPB and by other similar agencies in other countries. Any product developed by the Company or its corporate collaborators must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The regulatory process, which includes extensive pre-clinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its corporate collaborators, impose significant additional costs on the Company and its corporate collaborators, diminish any competitive advantages that the Company or its corporate collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing Good Manufacturing Practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

The Company is also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development work. In addition, the Company cannot predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products, and there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

No Assurance of Market Acceptance. There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

Substantial Competition. The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Company.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. These companies and institutions compete with the Company in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to the Company's programs. The Company will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its corporate collaborators, or that such competitive products will not render the Company's products obsolete. See "Business of the Company - Potential Markets".

Dependence Upon Key Personnel. The Company is dependent on certain key employees, the loss of whose services might significantly delay or prevent the Company's achievement of its scientific or business objectives. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Company. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company does not maintain "key person" life insurance on any of its officers, employees or consultants. The Company also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These scientific collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Company.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others. The manufacture and sale of any products developed by the Company will involve the use of processes, products, or information, the rights to certain of which are owned by others. Although the Company has obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expire during critical periods, that the Company will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favourable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

Proprietary Technology: Unpredictability of Patent Protection. The Company's success will depend in part upon its ability and that of its future corporate collaborators, if any, to obtain strong patent protection or licenses to well protected patents. The Company intends to file, when appropriate, patent applications with respect to inventions. There can be no assurance, however, that any patents will be issued or that, if issued, they will be of commercial value. In addition, it is impossible to anticipate the breadth or degree of protection that patents will afford products developed by the Company or the underlying technology. There can be no assurance that (i) any patents issued covering such products or any patents licensed to the Company will not be successfully challenged, (ii) such products will not infringe the patents of third parties, or (iii) patents of third parties may not have to be designed around, potentially causing increased costs and delays in product development and introduction or precluding the Company from developing, manufacturing, or selling its planned products. The scope and validity of patents which may be obtained by third parties, the extent to which the Company may wish or need to obtain licenses thereunder, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing and in that case the income of the Company could be reduced: if licenses cannot be obtained on an economical basis, delays in market introduction of the Company's planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If the Company determines to defend or contest the validity of patents relating to its products or the products of a third party, the Company could incur substantial legal expenses with no assurance of success.

In certain instances, the Company may elect not to seek patent protection but instead rely on the protection of its technology by secrecy and confidentiality agreements. The value of the Company's assets so protected could be reduced to the extent that other persons obtain patents, or such secrecy and confidentiality agreements are breached or become unenforceable. There can be no assurance that others may not independently develop or obtain similar technology and such others may be able to market competing products and obtain regulatory approval through a showing of equivalency to an Company product which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that the Company would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to the Company or its corporate collaborators or to determine the scope and validity of a third party's proprietary rights. The Company could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties, if the Company participates in patent suits brought against or initiated by its corporate collaborators of if the Company initiates such suits. There can be no assurance that funds or resources would be available to the Company in the event of any such litigation. Additionally, there can be no assurance that the Company or its corporate collaborators would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company or its corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

Management of Growth. The Company's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in the Company's operational, financial, manufacturing and management information systems could have a material adverse effect on the Company's business, financial condition, and results of operations.

No Assurance of Successful Manufacturing. The Company has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products which it may develop. Accordingly, if the Company were able to develop any products with commercial potential, the Company would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. There can be no assurance that the Company would be able independently to develop such capabilities or that the terms of any such arrangement would be favourable enough or available to permit the products to compete effectively in the marketplace.

Delays from Non-compliance with Good Manufacturing Practices ("GMP"). The manufacture of the Company's pharmaceutical products will be subject to current GMP or similar regulations prescribed by the FDA in the United States, the HPB in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that the Company or any entity manufacturing products on behalf of the Company will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of the Company's proposed products. Failure or delay by any manufacturer of the Company's products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on the Company.

No Assurance of Successful Marketing. Although certain members of the Company have experience in marketing pharmaceutical products, the Company does not currently have the resources to market the products which it may develop. Marketing of new products and processes presents greater risks than are posed by the continued marketing of proven products and processes. Accordingly, if the Company is able to develop any products with commercial potential, the Company would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. There can be no assurance that the Company would be able to develop such a marketing capability or enter into such joint venture, license or other arrangement with a third party on favourable terms or at all. In any event, extensive licensing or joint venture agreements might result in lower level of income to the Company than if the Company marketed the products itself.

Dependence on and Management of Future Corporate Collaborations. The success of the Company's business strategy is largely dependent on its ability to enter into corporate collaborations and to effectively manage the relationships that may come to exist as a result of this strategy. The Company is currently seeking corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of the Company's products or the generation of significant revenues.

Because the Company plans to enter into research and development collaborations at an early stage of product development, the Company's success is highly reliant upon the performance of its future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within the direct control of the Company, and there can be no assurance that any of the Company's future or existing corporate collaborators will commit sufficient resources to the Company's research and development programs or the commercialization of its products. There can be no assurance that the Company's corporate collaborators, if any, will perform their obligations as expected. There can also be no assurance that the Company's future and existing corporate collaborators will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company or that disputes will not arise with respect to ownership of technology developed under any such corporate collaborations.

Because the success of the Company's business is largely dependent upon its ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources. There can be no assurance that the Company will be able to simultaneously manage a number of corporate collaborations.

Exposure from Product Liability Claims. The products the Company will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and HPB approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose the Company to potential liability resulting from the use of such products. Additionally, the Company may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims.
Although the Company's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on the Company in excess of existing insurance coverage, if any, may have a material adverse impact on the Company. In addition, any liability that the Company may have as a result of the manufacture of any products could have a material adverse effect on the Company's financial condition, business and operations, to the extent insurance covering any such liability is not available. At present, the Company has secured product liability coverage for the Phase I and II clinical trials of RSD1235. The Company also has liability coverage for the Phase I and II clinical trials of CP1, a drug candidate for acute unproductive cough. Currently, the Company has no other product liability insurance. It is anticipated that insurance equivalent to that customarily maintained by other entities in the Company's industry and of its approximate size will be carried by the Company against such product liability claims in the future. However, obtaining insurance of all kinds has become increasingly more costly and difficult and there can be no assurance that any such insurance will be available at all, available on commercial terms or, if obtained, will be sufficient to satisfy asserted claims.

Dilution. The Company has a number of warrants and options outstanding. In addition, the Company may raise additional funding through equity financings. The exercise of warrants and issuance of shares and the completion of equity financings, if available, may result in substantial dilution to shareholders. See "Dilution".

Conflicts of Interest. Certain of the Company's directors and officers may serve as directors or officers of other companies or have shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, conflicts of interest may arise which may be harmful to the interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to advise the board of his or her conflict, and abstain from voting for or against the approval of the matter before the meeting. In accordance with the corporate laws affecting the Company, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. See "Directors and Officers - Conflicts of Interest".

No Dividends. To date, the Company has not paid any dividends on its Common Shares and does not intend to declare any dividends in the foreseeable future.

                          DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The names and municipality of residence of each of the directors and officers of the Company, the principal occupations in which each has been engaged during the immediately preceding five years and their respective ownership of Common Shares of the Company are as follows:

=======================================================================================================
                                                                     Common Shares      Percentage of
                                                                      Beneficially      Common Share
                                                                      Owned or Over       Ownership
                                                                     Which Control or   After Giving
Name and Municipality            Principal Occupation                  Direction is     Effect to the
     of Residence               for last Five Years(1)                 Exercised (2)     Offering (3)
-------------------------------------------------------------------------------------------------------
MICHAEL J. A. WALKER, Ph.D.    Professor of Pharmacology at the        2,321,400(4)        5.28%
Vancouver, B.C.                University of British Columbia; also
Chairman of the Board and a    the President of Rhythm-Search.
Director of Company; President
and Director of Rhythm-Search;
Director of Atriven

Director since 1992
-------------------------------------------------------------------------------------------------------
ROBERT W. RIEDER, M.B.A.       President and CEO of the Company          144,600           0.33%
Vancouver, B.C.                since April 1998; also the President
President, Chief Executive     and CEO of Atriven. Previously he
Officer and a Director of      was Vice-President at MDS
Company; President, Chief      Ventures Pacific Inc.
Executive Officer and a
Director of Atriven

Director since 1997
-------------------------------------------------------------------------------------------------------
ALAN M. EZRIN, Ph.D.           Chief Scientific Officer of the               Nil            N/A
Miami, Florida.                Company since January 2001.
Chief Scientific Officer       Previously he was the acting CEO
and Director of Company        and then Chief Scientific Officer of
                               ConjuChem Inc.

Director since 2001
-------------------------------------------------------------------------------------------------------
CLIVE PETER PAGE, Ph.D.        Professor of Pharmacology at                  Nil            Nil
London, UK                     King's College, London, England.
Director of Company

Director since 1996
-------------------------------------------------------------------------------------------------------
COLIN ROGER MALLET             Consultant; formerly the President            Nil            Nil
Vancouver, B.C.                of Sandoz Canada.
Director of Company

Director since 1996
-------------------------------------------------------------------------------------------------------
ALLEN IAN BAIN, Ph.D.          President and CEO of Immune                18,000           0.04%
Vancouver, B.C.                Network Ltd., a publicly traded
Director of Company;           corporation, since May 1999. From
Corporate Secretary of         March 1997 to April 1998, he was
Rhythm-Search                  President of the Company.

Director since 1996
-------------------------------------------------------------------------------------------------------
OH KIM SUN, C.P.A.,            Group Executive Director,                     Nil            Nil
Kuala Lumpur, Malaysia         Chemical Company of Malaysia
Director of Company            Berhad.

Director since 1997
-------------------------------------------------------------------------------------------------------

=======================================================================================================
                                                                     Common Shares      Percentage of
                                                                      Beneficially      Common Share
                                                                      Owned or Over       Ownership
                                                                     Which Control or   After Giving
Name and Municipality            Principal Occupation                  Direction is     Effect to the
     of Residence               for last Five Years(1)                 Exercised (2)     Offering (3)
-------------------------------------------------------------------------------------------------------
DARRELL ELLIOTT                From August 1999, Senior Vice              Nil                Nil
North Vancouver, B.C.          President, MDS Capital Corp.; prior
Director of Company            thereto, President of Isuma
                               Strategies; and from 1989 to August
                               1998, Regional Vice President of
                               Royal Bank Capital Corporation

Director since 1999
-------------------------------------------------------------------------------------------------------
GREGORY N. BEATCH, Ph.D.       Vice President, External Affairs of     50,000              0.11%
Vancouver, B.C.                the Company, July 2001 to present;
Vice-President, External       Vice-President, Research of the
Scientific Affairs of Company  Company June 1997 to July 2001,
                               and Head of Pharmacology of the
                               Company since September 1996;
                               previously a Research Scientist for
                               the Drugs Directorate of the Health
                               Protection Branch.

-------------------------------------------------------------------------------------------------------
CHRISTINA YIP, C.M.A.          Acting Chief Financial Officer of        1,600               N/A
Burnaby, B.C.                  the Company, December 2000 to
Acting CFO, Director of        present; Corporate Secretary and
Finance & Administration       Director of Finance and
and Corporate Secretary of     Administration of the Company,
Company                        September 2000 to present;
                               Financial Controller of the
                               Company, September 1998 to
                               September 2000; Chief Accountant,
                               West African Minerals Group, 1996
                               to 1998.

-------------------------------------------------------------------------------------------------------

(1) See "Business of the Company - Directors and Officers" for additional disclosure.
(2)   As at October 31, 2001.
(3) Including the Common Shares to be issued upon exercise of the Special Warrants and Warrants but excluding Finder's Warrants. Reference should be made to "Share Capital - Options and Other Rights to Purchase Securities - Incentive Stock Options" for details of the options expected to be held by the directors as of the conclusion of the Offering.
(4) Held by Magic Bullets Enterprises Ltd., a wholly-owned subsidiary of 554238 B.C. Ltd., of which Dr. Walker is a director, officer and controlling shareholder. Drs. Page and Bain are also directors and minority shareholders and Dr. Bain is an officer of 554238 B.C. Ltd.

Directors

All directors of the Company will hold office until the next annual general meeting of the Company unless they earlier resign or are removed by the shareholders by special resolution. For a description of the Committees of the Board of Directors and the members of such Committees see "Business of the Company - Board Committees".

Aggregate Ownership of Securities

As at October 31, 2001, and assuming exercise or deemed exercise of the Special Warrants, the aggregate number of Common Shares that are beneficially owned, or directly or indirectly controlled, by all directors and officers of the Company as a group is 2,535,600 Common Shares, representing approximately 6.1% of the total issued and outstanding Common Shares prior to the Offering and 5.8% of the total issued and outstanding Common Shares after giving effect to the Offering, excluding the exercise of the Finder's Warrants and all other outstanding options and warrants.

Other Reporting Companies

The directors and officers of the Company who have been directors or officers of other Canadian reporting issuers within the five years prior to the date of this Prospectus, including the periods during which they acted in such capacity are as follows:

===================================================================================================================
Name of Individual       Name of Reporting Company                    Position                Term of Office
-------------------------------------------------------------------------------------------------------------------
Robert W. Rieder         Micrologix Biotech Inc.                      Director           Oct. 1994 - Present
                         StressGen Biotechnologies Corp.              Director           Feb. 1992 - May 2000
                         Theramed Capital Corp.                       Director           July 2001 - Present
-------------------------------------------------------------------------------------------------------------------
Colin Roger Mallet       Micrologix Biotech Inc.                      Director           Dec. 1995 - Present
                         Axcan Pharma Inc.                            Director           Nov. 1995 - Present
                         Anormed Inc.                                 Director           May 1996 - Present
                         Theramed Capital Corp.                       Director           July 2001 - Present
-------------------------------------------------------------------------------------------------------------------
Allen I. Bain            Immune Network Ltd.                          Director           May 1999 - Present
                                                                      President          May 1999 - Present
                         Azure Dynamics Inc.                          Director           Apr. 2001 - Aug. 2001
-------------------------------------------------------------------------------------------------------------------
Darrell Elliott          Inex Pharmaceuticals Inc.                    Director           Aug. 1995 - Present
                         A.R.C. Resins International Corp.            Director           April 1996 - Present
                         Chromos Molecular Systems Inc.               Director           June 1996 - Present
                         GenSci Regeneration Sciences Inc.            Director           Feb. 1997 - Aug. 1998
                                                                      Director           Dec. 1999 - Present
                         Star Biotech Inc. (formerly Biostar Inc.)    Director           Jan. 1998 - Aug. 1998
                                                                      Director           Sept. 1999 - Present
                         Stressgen Biotechnologies Corp.              Director           Jan. 2000 - Present
                         Peace Arch Entertainment Group Inc.          Director           July 1998 - May 2000
                         Consolidated Envirowaste Industries Inc.     Director           May 1996 - Sept. 1999
                         Develcon Electronics Ltd.                    Director           Nov. 1995 - May 1999
-------------------------------------------------------------------------------------------------------------------

None of the directors or officers of the Company have been directors, officers or promoters of other British Columbia reporting issuers during the five years prior to the date of this Prospectus.

Corporate Cease Trade Orders or Bankruptcies

A.R.C. Resins International Corp., a company of which Darrell Elliott is a director, was cease traded by the British Columbia Securities Commission on October 8, 1997 for failure to file financial statements, which order was lifted on December 28, 2000.

Other than as disclosed herein, no director or officer of the Company is or has been, within the preceding 10 years, a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

(b) became bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer of the Company is or has, within the past 10 years:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director or officer of the Company is or has, within the preceding 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain of the directors, officers and shareholders of the Company are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors of other companies. Reference should be made to specific disclosure under the heading "Directors and Officers - Other Reporting Companies". All such possible conflicts are required to be disclosed in accordance with the requirements of the Company Act (British Columbia) and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.

Scientific Advisory Board

The Company receives guidance from its scientific advisory board, primarily to assist the Company in analysing its product candidates. See " Business of Company - Scientific Advisory Board". Drs. Barnes and Aberg are each paid the sum of US$8,500 per annum for their services as advisory board members. Dr. Nattel is paid the sum of US$10,000 per annum for his services as Chair of the antiarrhythmic advisory board. Dr. Morganroth is presently not paid for his services as an advisory board member. The members are selected by management based on their expertise in the therapeutic area under review by the Company.

Consulting Arrangements

As discussed above under "Business of the Company - Employees", the Company operates as a "semi-virtual" organization. Given the small, core team of scientists and staff maintained by the Company, a significant amount of the specialized work required by the Company for its projects is contracted out.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Company, or any of their respective associates or affiliates, are or have been indebted to the Company at any time since the commencement of its 2000 fiscal year.

                               PAYMENTS TO INSIDERS

Executive Compensation

"Executive Officer" means the chairman and any vice-chairman of the Board of Directors of the Company, where the functions of the office are performed on a full-time basis, the president, any vice-president in charge of a principal business unit, division or function such as sales, finance or production and an officer of the Company or of a subsidiary of the Company who performed a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or a subsidiary of the Company.

"Named Executive Officer" means the chief executive officer, despite the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the chief executive officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $100,000, and includes any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the most recently completed fiscal year.

Long term incentive plan ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate of the Company, or the price of the Company's securities but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.

Stock appreciation rights ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Common Shares.

During the fiscal year ended November 30, 2000, the Company had three Named Executive Officers - Robert W. Rieder, President and Chief Executive Officer, Gregory N. Beatch, Vice President, External Scientific Affairs and Barry Johnson, Director of Pharmacology. Subsequent to the fiscal year end, Alan M. Ezrin was appointed as Chief Scientific Officer of the Company.

Summary of Compensation

The following table is a summary of the compensation paid by the Company to its Named Executive Officers during the fiscal years ended November 30, 2000, 1999 and 1998.

                          Summary Compensation Table

===================================================================================================================================
                                                             Annual Compensation           Long Term Compensation
                                                    ----------------------------------------------------------------------
                                                                                                Awards           Payouts
                                                                                       -----------------------------------
                                                                                       Securities   Restricted
                                                                              Other       Under      Shares or
                                                                             Annual     Options/     Restricted               All
Name and                     Year                                            Compen-      SARs          Share      LTIP(2)   Other
Principal                    Ended          Salary          Bonus            sation     Granted         Units      Payouts  Compen-
Position                    Nov. 30          ($)             ($)               ($)        (#)           ($)          ($)    sation
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder             2000          $200,000         Nil              Nil      455,000          Nil          Nil      Nil
President and CEO            1999          $200,000         Nil              Nil          Nil          Nil          Nil      Nil
                             1998          $125,000         Nil           $2,500 (3)  600,000          Nil          Nil      Nil

-----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch(4)         2000          $131,333         Nil             Nil        65,000          Nil          Nil      Nil
Vice President,              1999          $125,000         Nil             Nil           Nil          Nil          Nil      Nil
External Scientific          1998          $101,000         Nil             Nil        70,000          Nil          Nil  $ 7,400
Affairs

-----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson(5)             2000          $ 21,875(6)      Nil             Nil        75,000          Nil          Nil  $10,000(7)
Director of Pharmacology     1999               Nil         Nil             Nil           Nil          Nil          Nil      Nil
                             1998               Nil         Nil             Nil           Nil          Nil          Nil      Nil
===================================================================================================================================

(1) All securities are under options granted during the year covered. No SARs have been granted.
(2)   The Company does not currently have an LTIP.
(3)   This sum represents directors' fees.
(4) Gregory N. Beatch's title was changed from Vice-President, Research to Vice President, External Scientific Affairs on July 20, 2001.
(5)   Barry Johnson was hired by the Company on September 18, 2000.

(6) This represents a base salary of $105,000, of which $21,875 was paid to Mr. Johnson for the period September 18, 2000 to November 30, 2000.
(7)   This sum represents relocation expenses paid to Mr. Johnson.


Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers. No SARs were granted during this period.

-------------------------------------------------------------------------------------------------------------------------
                                                                                                  Market
                                                                                                 Value of
                                                                % of Total                      Securities
                                                  Securities      Options                       Underlying
                                                     Under       Granted to                     Options on
                                                    Options      Employees       Exercise or    the Date of
                                  Date of           Granted      in Fiscal        Base Price        Grant     Expiration
         Name                      Grant              (#)          year          ($/Security)   ($/Security)      Date
-------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                 Mar. 30/00         55,000          4.3%            $1.81          $1.63(1)   Mar. 29/05
                                 May 25/00         200,000         15.7%            $1.27          $1.30(1)   May 24/06
                                 Sept. 13/00       200,000         15.7%            $1.38          $1.65(2)   Sept. 12/06
-------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch                May 25/00          65,000          5.1%            $1.27          $1.30(1)   May 24/06
-------------------------------------------------------------------------------------------------------------------------
Barry Johnson                    Sept. 18/00        75,000          5.9%            $1.55          $1.55(2)   Sept. 17/06
-------------------------------------------------------------------------------------------------------------------------

(1) Calculated as the closing price of the Common Shares on the Canadian Venture Exchange ("CDNX") on the date of grant.
(2) Calculated as the closing price of the Common Shares on the TSE on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

The following table sets forth details of all exercises of stock options during the fiscal year ended November 30, 2000 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

-------------------------------------------------------------------------------------------------------------------------
                                                                         Unexercised           Value of Unexercised In-
                                                                        Options/SARs at         the-Money Options/SARs
                                 Securities                           Fiscal year-end (#)      at Fiscal year-end ($)(1)
Name of Executive                Acquired on                             Exercisable/                 Exercisable/
Officer                          Exercise (#)     Value Realized ($)    Unexercisable                Unexercisable
-------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                    -                  -              455,000/640,000                  -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch                 10,000             $4,400(3)         95,000/85,000                   -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Barry Johnson                       -                  -                  Nil/75,000                   -/-(2)
-------------------------------------------------------------------------------------------------------------------------

(1) The market value of the Company's Common Shares on the TSE was $1.02 at fiscal year-end, November 30, 2000.
(2) The exercise or base price of these options exceeded the market value of the Company's Common Shares at fiscal year-end and hence these options were not in-the-money.
(3) The market value of the Company's Common Shares on the CDNX was $1.44 on February 24, 2000, the date of exercise.

Pension Plans

The Company does not have any non-cash compensation plans, long-term incentive plans, pension or retirement plans for its officers or directors and it does not propose to pay or distribute any non-cash compensation during the current fiscal year, other than the granting of stock options. See "Capitalization - Options and Other Rights to Purchase Securities".

Compensation of Directors

During the most recently completed fiscal year, directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

      ---------------------------------------------------------------------
                                    Directors fees   All Other Compensation
      Name of Director                    ($)                 ($)
      ---------------------------------------------------------------------
      Michael J.A. Walker                 Nil                 Nil(1)
      ---------------------------------------------------------------------
      Clive P. Page                     10,000             135,440(1)(2)(3)
      ---------------------------------------------------------------------
      Allen I. Bain                       Nil                 Nil(1)
      ---------------------------------------------------------------------
      Colin R. Mallet                  10,000               30,700(2)
      ---------------------------------------------------------------------
      Darrell Elliott                  10,000                 Nil
      ---------------------------------------------------------------------

(1)   The Company paid $30,539 for contract research services to Pneumolabs
      (UK) Limited, a company of which Messrs. Walker, Page and Bain are directors, officers or shareholders. As at November 30, 2000, $9,084 was owed by the Company to Pneumolabs (UK) Limited.
(2)   Consulting fees.
(3)   As at November 30, 2000, $9,192 was owed by the Company to Dr. Clive
      Page.

Effective March 31, 2001, outside directors of the Company receive a retainer of $10,000 per annum, payable quarterly at the end of each calendar quarter. In addition, outside directors of the Company are paid a meeting fee of $500 per meeting or $1,000 per day for each committee meeting a director attends in person; a director participating by telephone is paid $500 per day for each such meeting. Each of the outside directors also receives an annual grant of an option to purchase 30,000 Common Shares. In the last completed fiscal year, the outside directors were not granted options to purchase Common Shares. Inside directors do not receive separate compensation for their participation in board or committee meetings or for their services as directors of the Company. The Company pays all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Management Contracts of Named Executive Officers

The Company has entered into employment agreements with each of the Named Executive Officers.

Under the employment agreement with Robert W. Rieder dated March 19, 1998, as amended effective January 1, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Company in consideration for an annual salary of $245,000, payable in equal monthly installments. This salary is reviewed annually by the Board. Mr. Rieder is also eligible for grants of incentive stock options and bonuses, if certain objectives agreed between the Board and Mr. Rieder are met, as determined by the Board. He receives four weeks of paid vacation each year.

Mr. Rieder's employment agreement has an indefinite term and may be terminated by him upon three months' written notice. If the Company terminates his employment without cause, Mr. Rieder is entitled to receive a severance payment equal to 12 months' salary. If the Company terminates his employment following a change of control of the Company, Mr. Rieder is entitled to receive a severance payment equal to 24 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Mr. Rieder will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Under the employment agreement with Gregory N. Beatch dated November 24, 1998, as amended effective August 1, 2000, Mr. Beatch acts as the Vice President, External Scientific Affairs of the Company in consideration for an annual salary of $140,000, payable in equal semi-monthly installments. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

Mr. Beatch's employment agreement may be terminated by either party upon three months' written notice and he will be entitled to receive any salary owed up to the date of termination. If the Company terminates his employment following a change of control of the Company, Mr. Beatch is entitled to receive a severance payment equal to nine months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Mr. Beatch will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Under the employment agreement with Barry Johnson dated September 18, 2000, Mr. Johnson acts as the Director of Pharmacology of the Company in consideration for an annual salary of $105,000, payable in equal semi-monthly installments. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

Mr. Johnson's employment agreement may be terminated by either party upon three months' written notice and he will be entitled to receive any salary owed up to the date of termination.

The Named Executive Officers participate in all employee benefits maintained by the Company, including any group disability plan, insurance plan, medical and dental plans, and are entitled to reimbursement of all reasonable out-of-pocket Company-related expenses.

Interest of Management and Others in Material Transactions

No director, officer or principal shareholder of the Company, or any associate or affiliate of any of the foregoing persons or entitles, has any direct or indirect material interest in any transaction within three years of the date of this Prospectus or in any proposed transaction of the Company that has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Prior to the discontinuation of its cough project, the Company had contracted out pre-clinical studies relating to this project. These studies were conducted at Pneumolabs (UK) Limited, a private contract research organization based in the UK. Several of the Company's directors, namely Drs. Allen Bain, Michael Walker and Clive Page, are directors, officers and indirect shareholders of Pneumolabs (UK) Limited. As at August 31, 2001, the Company has paid a cumulative total of approximately $260,000 in research expenses to Pneumolabs
(UK) Limited, $48,000 of which were paid during the fiscal year ended November 30, 1998, $164,000 of which were paid during the fiscal year ended November 30, 1999, $31,000 of which were paid during the fiscal year ended November 30, 2000, and $17,000 of which were paid during the nine month period ended August 31, 2001.

Directors and Officers Insurance

The Company maintains liability insurance for its directors and officers in the aggregate amount of $5,000,000, subject to a $25,000 deductible loss payable by the Company.

                                 DILUTION

The following table illustrates the per share dilution to the Common Shares attributable to the issuance of Shares on exercise of the Special Warrants, based on the consolidated balance sheet of the Company as at August 31, 2001:
      Issue Price                                                     $0.60
      Net tangible book value per Common Share (excluding
        technology, license and patents) before the
        distribution of Special Warrants                              $0.08
      Increase in net tangible book value per Common Share
        attributable to the distribution of Special Warrants          $0.02
                                                                      -----
      Net tangible book value per Common Share (excluding
        technology, license and patents) after the distribution
        of Special Warrants (1)                                       $0.10
                                                                      -----
      Dilution to subscribers                                         $0.50
                                                                      =====

      Percentage of dilution in relation to issue price               83.33%

(1) After deducting the estimated expenses of the Offering ($98,042, including the finder's fee), and assuming all the Special Warrants are exchanged for Shares on a one for one basis and not including exercise of the Warrants, Finder's Warrants or other outstanding options or warrants.

                                CAPITALIZATION

The following table sets forth the capitalization of the Company, as adjusted to give effect to this Offering. See "Capitalization - Fully Diluted Share Capital".

=======================================================================================================================
                                                                                              Outstanding at October
                                                                                               31, 2001 after giving
                                                        Outstanding at     Outstanding at    effect to the Offering and
                                          Authorized    August 31, 2001   October 31, 2001      other Adjustments (1)
-----------------------------------------------------------------------------------------------------------------------
Obligations under Capital Lease                 N/A       $          7,264   $           -      $           -
-----------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                   N/A      $           -      $           -      $           -
-----------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------
Common Shares                             200,000,000     $     32,235,393   $    32,251,393    $     33,253,951 (2)
                                          shares
                                                           (41,215,848 shs)  (41,235,848 shs)   (43,070,181 shs) (3)
-----------------------------------------------------------------------------------------------------------------------
Contributed Surplus                                       $     1,056,266    $     1,056,266    $      1,056,266
-----------------------------------------------------------------------------------------------------------------------
Deficit                                                   $   (28,456,177)   $   (28,456,177)(4)$    (28,456,177)(4)
-----------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity(5)                             $     4,835,482    $     4,851,482    $      5,854,040
-----------------------------------------------------------------------------------------------------------------------
Total Capitalization                                      $     4,842,746    $     4,851,482    $      5,854,040
=======================================================================================================================


Notes:
(1) Reflects the issuance of 1,834,333 Special Warrants to the public at a price of $0.60 per Special Warrant exercisable into Shares and Warrants (see "Plan of Distribution"). Assumes Receipts for this Prospectus are issued on or before February 2, 2002.
(2) After deducting the expenses of the Offering estimated at $98,042 including the finder's fee of $28,042.
(3) Excludes 4,071,250 Common Shares reserved for issuance upon the exercise of options granted to certain of the Company's executive officers, directors, employees and consultants, 917,166 Common Shares reserved for issuance upon exercise of the Warrants, 66,766 Common Shares reserved for issuance upon exercise of the Finder's Warrants and 2,953,171 Common Shares reserved for issuance upon exercise of other share purchase warrants (see "Capitalization - Options and Other Rights to Purchase Securities". The Company has also agreed to issue an additional 750,000 warrants which have not yet been issued. See "Material Contracts - Paramount Capital Introduction Agreement".
(4)   As at August 31, 2001.
(5) See Note 12 of the Company's financial statements for a description of commitments under operating leases.

Options and Other Rights to Purchase Securities

As at October 31, 2001, together with the addition of all rights to purchase securities other than the Special Warrants and Warrants, the Company has granted persons rights to purchase or acquire an aggregate of 7,091,187 Common Shares as described below. The closing market price of the Common Shares on the TSE on October 31, 2001 was $0.80.

Incentive Stock Options

Pursuant to a 2001 Incentive Stock Option Plan, the Company has reserved up to 6,000,000 Common Shares that may be issued under incentive stock options. The following table sets forth details, as at October 31, 2001, of the outstanding incentive stock options entitling the holders to purchase an aggregate of 4,071,250 Common Shares of the Company. Currently the directors of the Company who are not also executive officers (5) as a group hold an aggregate of options to purchase 410,000 Common Shares and the executive officers of the Company (4) hold options to purchase an aggregate of 2,190,000 Common Shares. All employees of the Company as a group hold options to purchase an aggregate of 1,081,250 Common Shares and all consultants of the Company as a group hold options to purchase an aggregate of 390,000 Common Shares.

================================================================================
                  Number of     Exercise   Market Value on
Date of Grant      Options        Price      Date of Grant   Expiry Date
--------------------------------------------------------------------------------
April 3, 1997         290,000     $1.40         $1.52        April 2, 2002
April 21, 1997         40,000     $1.42         $1.33        April 20, 2002
May 30, 1997           80,000     $1.25         $1.14        May 29, 2002
March 18, 1998        600,000     $1.49         $1.59        March 17, 2003
June 12, 1998         230,000     $1.58         $1.35        June 11, 2004
October 16, 1998      265,000     $1.05         $1.02        October 15, 2004
January 11, 1999       30,000     $1.26         $1.29        January 10, 2005
February 9, 1999       60,000     $1.10         $1.10        February 8, 2004
February 25, 1999      50,000     $1.05         $1.02        February 24, 2005
November 1, 1999      100,000     $0.61         $0.60        October 31, 2002
November 1, 1999       50,000     $0.61         $0.60        October 31, 2004
November 1, 1999       60,000     $0.61         $0.60        October 31, 2005
February 14, 2000      50,000     $1.05         $1.18        February 13, 2006
March 30, 2000         55,000     $1.81         $1.81        March 29, 2005
May 25, 2000          468,750     $1.27         $1.30        May 24, 2006
September 13, 2000    265,000     $1.38         $1.53        September 12, 2006
September 18, 2000     75,000     $1.55         $1.55        September 17, 2006
December 19, 2000      37,500     $0.65         $0.58        December 18, 2006
January 30, 2001      750,000     $0.73         $0.89        January 29, 2007
April 3, 2001         150,000     $0.70         $0.70        April 2, 2002
May 28, 2001           30,000     $0.88         $0.87        May 27, 2007
August 22, 2001        75,000     $0.75         $0.72        August 21, 2007
August 22, 2001       240,000     $0.75         $0.72        August 21, 2006
September 5, 2001      20,000     $0.73         $0.70        July 31, 2002
--------------------------------------------------------------------------------
TOTAL               4,071,250
================================================================================


The options have been granted as incentives and not in lieu of any compensation for services, and are subject to cancellation should the optionee cease to act in a designated capacity. There can be no assurance that the options described above will be exercised.

Finder's Warrants

The Company has issued Finder's Special Warrants, which will entitle a finder to receive, without additional payment, 66,766 Finder's Warrants. The following table sets forth details of the Finder's Warrants:

=============================================================================================================================
                                        No. of Common                                           Market           Market
                                     Shares to be Issued                                         Value          Value on
                                       On Exercise of         Date of    Exercise    Expiry     on Date          October
Market Value on Date of Issue         Finder's Warrants        Issue      Price       Date      of Issue        10, 2001
-----------------------------------------------------------------------------------------------------------------------------
Eric Savics                               66,766               N/A         $0.60    Oct 10/03    N/A             $0.56
=============================================================================================================================

Share Purchase Warrants

The Company has issued the following share purchase warrants which are still outstanding as of October 31, 2001:

=======================================================================================================================
                                  No. of Common
                                  Shares to be                                                           Market
                                   Issued On                                                            Value on
                                  Exercise of                             Exercise                       Date of
Description                        Warrants          Date of Issue          Price      Expiry Date        Issue
-----------------------------------------------------------------------------------------------------------------------
Private placement completed       2,774,600          June 19, 2000          $1.60      April 14, 2002     $1.22
on June 19, 2000
-----------------------------------------------------------------------------------------------------------------------
Private placement completed
on June 5, 2000                     178,571          June 5, 2000            $1.60     June 5, 2002       $1.26
=======================================================================================================================
Total share purchase warrants     2,953,171(1)
Outstanding as at Oct 31, 2001
=======================================================================================================================

(1) The Company has also agreed to issue share purchase warrants to purchase 750,000 Common Shares pursuant to the Introduction Agreement with Paramount Capital, Inc. dated August 10, 2001, which warrants have not yet been issued. See "Material Contracts - Paramount Capital Introduction Agreement".

Fully Diluted Share Capital

The following sets forth information in respect of the Company's share capital on a fully diluted basis:

================================================================================
               Description                Number of Shares   Percentage of Total
--------------------------------------------------------------------------------
Issued as of October 31, 2001:                41,235,848            80.7%
--------------------------------------------------------------------------------
Offering under this Prospectus:
To be issued upon exercise of
  Special Warrants (1)                         1,834,333             3.6%
To be issued upon exercise of
  Warrants (1)                                   917,166             1.8%
To be issued upon exercise of
  Finder's Warrants                               66,766             0.1%
--------------------------------------------------------------------------------
To be issued upon exercise of share
  purchase warrants                            2,953,171             5.8%
--------------------------------------------------------------------------------
Reserved for issue pursuant to exercise
  of incentive stock options as at October
  31, 2001:                                    4,071,250             8.0%
--------------------------------------------------------------------------------
Total:                                        51,078,534(2)        100.0%
================================================================================

(1)   Assuming the Receipt Date is on or before February 2, 2002.
(2) The Company has also agreed to issue share purchase warrants to purchase 750,000 Common Shares pursuant to the Introduction Agreement with Paramount Capital, Inc. dated August 10, 2001, which warrants have not yet been issued. See "Material Contracts - Paramount Capital Introduction Agreement".

                       PRINCIPAL HOLDERS OF VOTING SECURITIES

As at October 31, 2001, the following table illustrates each person who is known by the Company to have a direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over voting securities that will constitute more than ten percent (10%) of the issued share capital of the Company upon completion of the Offering:

=================================================================================================================================
                                                            Number of          Number of        Percentage        Percentage of
                                                           Securities      Securities After      of Class          Class After
Name and Municipality                  Type of            Prior to the     Giving Effect to    Prior to the      Giving Effect to
   of Residence                       Ownership             Offering       the Offering(1)      Offering          the Offering(1)
---------------------------------------------------------------------------------------------------------------------------------
Chemical Company of                 Registered and        5,604,386 (2)    5,604,386 (2)         13.6%             12.74%(3)
Malaysia Berhad                        Beneficial
Kuala Lumpur, Malaysia
---------------------------------------------------------------------------------------------------------------------------------
Royal Bank Investment                  Beneficial         4,377,157        4,877,157             10.6%             11.09%(3)
Management Inc.
Toronto, Ontario
---------------------------------------------------------------------------------------------------------------------------------
AGF Funds Inc.                         Beneficial         3,266,750        4,516,750              7.9%             10.27%(3)
Toronto, Ontario
=================================================================================================================================


(1) Including the exercise of the Special Warrants and the Warrants, but not the Finder's Warrants or any other outstanding options or warrants.
(2)   4,104,386 of which are held by CCM Investments Ltd., of the British
      Virgin Islands, a wholly-owned subsidiary of Chemical Company of Malaysia Berhad, a publicly traded company. Permodalan Nasional Bhd (a Government owned investment company, Billion Victory Sdn Bhd, and Lembaran Megah Sdn Bhd (beneficially owned by MUI Group, a company listed on the Kuala Lumpur Stock Exchange) each own 10% or more of Chemical Company of Malaysia Berhad. Oh Kim Sun, a director of the Company, is a Group Executive Director and minority shareholder of Chemical Company of Malaysia Berhad.
(3)   10.97%, 9.55% and 8.84% on a fully-diluted basis.

                             PLAN OF DISTRIBUTION

The Special Warrants were sold to purchasers resident in British Columbia and Ontario at a price of $0.60 each. The Offering price was determined by negotiation between the Company and the purchasers. The Company paid to Eric Savics, with respect to a portion of the Offering (667,667 Special Warrants), a 7% cash fee of $28,042 and 66,766 Finder's Special Warrants. Each Finder's Special Warrant entitles the Finder to receive, for no additional consideration, one Finder's Warrant. Each Finder's Warrant is exercisable for one Common Share at a price of $0.60 on or before 5:00 p.m. (Vancouver time) on October 10, 2003.

All unexercised Special Warrants and Finder's Special Warrants will be deemed to be exercised on the earlier to occur of the fifth business day following the Receipt Date and October 10, 2002 (October 5, 2002 for certain Special Warrants). No additional commission or fee will be paid to an agent or finder, and no proceeds will be realized by the Company in connection with the issuance of the Shares and Warrants on exercise of the Special Warrants and the Finder's Warrants on exercise of the Finder's Special Warrants.

The TSE has approved the listing of the Common Shares issuable upon exercise of the Special Warrants, Warrants and the Finder's Warrants.

                       DESCRIPTION OF SECURITIES OFFERED

The securities being qualified by this Prospectus are as follows:

1. 1,834,333 Shares to be issued, without payment of any additional consideration, upon the exercise of 1,834,333 Special Warrants previously distributed by the Company under the Private Placement;

2. 917,166 Warrants to be issued, without payment of any additional consideration, upon the exercise of 1,834,333 Special Warrants previously distributed by the Company under the Private Placement. Each Warrant entitles the holder to purchase one additional Share at a price of $0.80 on or before 5:00 p.m. (Vancouver time) on October 10, 2003 (October 5, 2003 for certain Warrants).

3. 66,766 Finder's Warrants to be issued, without payment of any additional consideration, upon the exercise of the Finder's Special Warrants. Each Finder's Warrant entitles the holder to acquire one Common Share at a price of $0.60 on or before 5:00 p.m. (Vancouver time) on October 10, 2003.

If the Receipts have not been issued by the Qualification Deadline the holders of Special Warrants (other than one holder of 166,667 Special Warrants) will be entitled to receive 1.1 Shares (rather than one Share) and 0.55 Warrant (rather than 0.5 Warrant) upon exercise of each Special Warrant held, without payment of additional consideration.

Special Warrants

Among others, the following terms and conditions apply to the Special Warrants:

(a)   no fractional Shares will be issued;

(b) the Special Warrants, including the number of Shares issuable upon exercise or deemed exercise thereof, may be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Common Shares, certain distributions of Common Shares, or securities convertible into or exchangeable for Common Shares, or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations;

(c) the holder of Special Warrants will not constitute such holder a shareholder of the Company; and

(d) Special Warrants may be exercised by the holder at any time on or before the Expiry Date, and Special Warrants not exercised by the Expiry Date shall, immediately prior to the Expiry Date, be deemed to have been exercised without any further action on the part of the holder.

Warrants

Among others, the following terms and conditions will apply to the Warrants:

(a) the Warrants, including the number of Shares issuable upon exercise or deemed exercise thereof, may be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Common Shares, certain distributions of Common Shares, or securities convertible into or exchangeable for Common Shares, or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations;

(b) the holder of Warrants will not constitute such holder a shareholder of the Company; and

(c) Warrants may be exercised by the holder at any time on or before 5:00 p.m. (Vancouver time) on October 10, 2003 (October 5, 2003 for certain Warrants), and Warrants not exercised by that date shall be void and have no effect.

Common Shares

The authorized capital of the Company consists of 200,000,000 Common Shares. Currently, 41,235,848 Common Shares are issued and outstanding. All of the authorized Common Shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets upon dissolution or winding-up. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company Act (British Columbia).

The Common Shares issuable upon exercise of the Special Warrants, Warrants and Finder's Warrants will not, upon their issuance, be subject to any future call or assessments and will not have any pre-emptive rights, conversion rights or redemption rights.

Finder's Warrants

The Finder's Warrants contain provisions that, in the event of:

(a)   the subdivision or consolidation of Common Shares;

(b) any issue or distribution by the Company of any securities to its shareholders, including rights, options, or warrants or securities convertible or exchangeable into Common Shares of the Company or property or assets; or

(c) any reclassification or capital reorganization (other than as a result of a subdivision or consolidation) or any consolidation, amalgamation or merger of the Company or any sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, the number of Common Shares issuable upon exercise of the Finder's Warrants will be adjusted, if necessary, so that the holders will be in the same position, to the extent reasonably possible, as they would have been in had the Finder's Warrants been exercised prior to the occurrence of each such event. The holder of the Finder's Warrants does not have any voting or pre-emptive rights or any other rights as a shareholder of the Company.

Any Finder's Special Warrants not exercised by the Expiry Date shall, immediately prior to the Expiry Date, be deemed to have been exercised into Finder's Warrants without any further action on the part of the holder. When issued, the Finder's Warrants may be exercised at a price of $0.60 per Common Share by the holder at any time on or before 5:00 p.m. (Vancouver time) on October 10, 2003.

                PRICE RANGE AND TRADING VOLUMES OF COMMON SHARES

The following table sets forth the trading history of the Company's Common Shares on the CDNX (or its predecessors) and TSE during the periods noted:

================================================================================
             Period                     High (Cdn$)   Low (Cdn$)   Volume (#)
--------------------------------------------------------------------------------
Quarter ended November 30, 1999             0.77         0.50       1,163,929
--------------------------------------------------------------------------------
Quarter ended February 28, 2000             1.55         0.47       5,958,977
--------------------------------------------------------------------------------
Quarter ended May 31, 2000                  2.71         1.08      11,119,492
--------------------------------------------------------------------------------
Quarter ended August 31, 2000               1.69         1.16       3,213,118
--------------------------------------------------------------------------------
Quarter ended November 30, 2000             1.80         1.02       4,076,976
--------------------------------------------------------------------------------
Quarter ended February 28, 2001             1.15         0.50       2,158,165
--------------------------------------------------------------------------------
Quarter ended May 31, 2001                  0.95         0.60       2,104,049
--------------------------------------------------------------------------------
Month ended June 30, 2001                   0.98         0.77         395,543
--------------------------------------------------------------------------------
Month ended July 31, 2001                   0.95         0.80         588,500
--------------------------------------------------------------------------------
Month ended August 31, 2001                 0.83         0.65         376,556
--------------------------------------------------------------------------------
Month ended September 30, 2001              0.73         0.55         236,656
--------------------------------------------------------------------------------
Month ended October 31, 2001                0.89         0.40         720,255
--------------------------------------------------------------------------------
November 1 to November 21, 2001             0.85         0.67         418,700
================================================================================

                                  PRIOR SALES

During the 12 months preceding the date of this Prospectus, the Company has sold the following Common Shares in its capital stock:

================================================================================
                      Number of      Price per                       Net Cash
     Date            Common Share   Common Share    Commission       Received
================================================================================
October 15, 2001        20,000          $0.80            Nil          $16,000(2)
================================================================================

(1) Deemed price of Common Shares issued to UBC under a technology assignment agreement.


                       INVESTOR RELATIONS ARRANGEMENTS

The Company's employees are responsible for the preparation of any investor relations package containing the Company's corporate profile, management and director profiles, corporate information and product sheet. These individuals will also coordinate communication with shareholders on a continuing basis to keep them advised of the Company's plans and activities by providing them with news releases, financial information and annual reports.

Other than as disclosed herein, the Company has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for the Company or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future.

                               LEGAL PROCEEDINGS

To the knowledge of the signatories hereto, the Company is not a party to any outstanding legal proceedings or any contemplated legal proceedings that are material to the business and affairs of the Company.

                    AUDITOR, TRANSFER AGENT AND REGISTRARS

The Company's auditor is Ernst & Young LLP, Chartered Accountants, located at Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7. The Company's registrar and transfer agent is Pacific Corporate Trust Company, located at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and Commerce Court West, Suite 1925, PO Box 56, Toronto, Ontario, M5L 1B9. The register of transfers for the Warrants and Finder's Warrants will be located at the Company's records office at 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

                              MATERIAL CONTRACTS

The material contracts entered into within two years of the date of this Prospectus by the Company and/or Rhythm-Search and Atriven are as follows:

AstraZeneca License Agreement

Reference is made to disclosure under the heading "Business of the Company - Licenses and Collaborative Research Agreements - AstraZeneca License Agreement".

Paramount Capital Introduction Agreement

The Company engaged Paramount Capital, Inc. as its financial consultant on August 10, 2001. Under the terms of the consulting agreement, the Company is required to pay a monthly retainer fee of US$5,000 for a minimum of six months. The Company also agreed to issue, subject to regulatory approval, 750,000 retainer warrants which vest on February 10, 2002 at exercise prices ranging from US$0.60 to US$3.00. These warrants have not yet been issued by the Company. Certain warrants may be extended through February 9, 2009 if certain milestones are achieved before August 9, 2003. The Company is required to pay a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue additional warrants.

Employment/Consulting Agreements

* Employment Agreement dated March 19, 1998, and as amended effective March 20, 2001, between the Company and Robert W. Rieder, President and CEO, pursuant to which the Company has agreed to pay Mr. Rieder a salary of $245,000 per year.

* Employment Agreement dated June 5, 2001 between the Company and Dr. Alan M. Ezrin, CSO, pursuant to which the Company has agreed to pay Dr. Ezrin a salary of US$190,000 per year.

* Employment Agreement dated July 16, 2001 between the Company and Gregory N. Beatch, Vice-President, External Scientific Affairs, pursuant to which the Company has agreed to pay Dr. Beatch a salary of $140,000 per year.

* Employment Agreement dated September 18, 2000, between the Company and Barry Johnson, Director of Pharmacology, pursuant to which the Company has agreed to pay Dr. Johnson a salary of $105,000 per year.

The above agreements, other than the AstraZeneca License Agreement, may be inspected at the office of counsel for the Company, Catalyst Corporate Finance Lawyers, at Suite 1400, 1055 West Hastings St., Vancouver, B.C, during normal business hours while the distribution of the securities offered hereunder is in progress and for a period of 30 days thereafter.

                   CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of Special Warrants, who acquires any Shares and Warrants upon the exercise of a Special Warrants as provided for in this Prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this Prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of the Special Warrant(s), but also of the Private Placement pursuant to which the Special Warrant(s) were initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid on the acquisition of the Special Warrant(s). In the event such holder is a permitted assignee of the interest of the original Special Warrant purchaser, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original purchaser. The foregoing is in addition to any other right or remedy available to a holder of a Special Warrant under applicable securities legislation or otherwise at law.

                         PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several provinces, securities legislation further provides a purchaser with remedies for rescission or damages where the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.

The purchaser should refer to the applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

Page F-1

                        FINANCIAL STATEMENTS OF THE COMPANY

Consolidated Financial Statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
(Expressed in Canadian dollars)

August 31, 2001

                                 AUDITORS' REPORT





To the Board of Directors of
Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

We have audited the consolidated balance sheets of Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) as at November 30, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

As discussed in note 3[b], effective June 1, 2001, the Company changed its method of accounting for revenue recognition.




Vancouver, Canada,
February 5, 2001 (except as to notes 3[b] and 18[a]
which are as of November 23, 2001).                        Chartered Accountants

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
Incorporated under the laws of British Columbia

                            CONSOLIDATED BALANCE SHEETS

As at                                            (expressed in Canadian dollars)



                                               August 31,        November 30,
                                                  2001        2000        1999
                                                    $           $           $
--------------------------------------------------------------------------------
                                              (unaudited)   [Restated -
                                                          see note 3[b]]
ASSETS
Current
Cash and cash equivalents [note 5]            2,226,704   3,247,479   4,209,003
Short-term investments [notes 5, 9 and 10]    2,548,751   6,971,661   2,575,167
Accounts receivable and other
  [notes 6 and 15]                              252,471     390,912     258,516
--------------------------------------------------------------------------------
Total current assets                          5,027,926  10,610,052   7,042,686
Capital assets [note 7]                         353,354     452,970     461,576
Other assets [note 8]                         1,451,235   2,009,018   2,359,468
--------------------------------------------------------------------------------
                                              6,832,515  13,072,040   9,863,730
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities
  [notes 11[g] and 15]                          603,589     999,702     675,542
Current portion of capital lease
  obligations [note 12]                           7,264      41,145      60,602
Current portion of long-term debt [note 10]        -         50,161      68,829
--------------------------------------------------------------------------------
Total current liabilities                       610,853   1,091,008     804,973
Deferred revenue                              1,386,180   1,499,598        -
Obligations under capital leases [note 12]         -           -         41,145
Long-term debt [note 10]                           -           -         50,161
--------------------------------------------------------------------------------
Total liabilities                             1,997,033   2,590,606     896,279
--------------------------------------------------------------------------------
Commitments [note 12]

Shareholders' equity
Share capital [note 11]                      32,235,393  32,235,393  25,282,040
Contributed surplus [note 11[f]]              1,056,266   1,056,266        -
Deficit                                     (28,456,177)(22,810,225)(16,314,589)
--------------------------------------------------------------------------------
Total shareholders' equity                    4,835,482  10,481,434   8,967,451
--------------------------------------------------------------------------------
                                              6,832,515  13,072,040   9,863,730
================================================================================

See accompanying notes

On behalf of the Board:


                            Director              Director

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                 CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


                                                 (expressed in Canadian dollars)

                                                        Nine months ended
                                                             August 31,                     Years ended November 30,
                                                    ---------------------------   -------------------------------------------
                                                         2001           2000           2000           1999           1998
                                                           $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------------------
                                                      (unaudited)    (unaudited)    [Restated -
                                                                                   see note 3[b]]
REVENUE
Research collaborative, licensing and
   option fees [notes 3[b] and 13]                       159,222         79,495         81,448        482,876        228,767
Grant income                                              88,137        101,559        135,363         45,810          4,234
Interest and other income                                299,354        348,140        506,541        258,395        320,286
-----------------------------------------------------------------------------------------------------------------------------
                                                         546,713        529,194        723,352        787,081        553,287
-----------------------------------------------------------------------------------------------------------------------------

EXPENSES [note 15]
Research and development                               3,996,162      3,277,579      4,732,656      3,585,593      3,498,787
General and administration                             1,242,742      1,085,729      1,569,044        997,890      1,553,337
Amortization                                             525,761        460,730        917,288        654,918        669,582
-----------------------------------------------------------------------------------------------------------------------------
                                                       5,764,665      4,824,038      7,218,988      5,238,401      5,721,706
-----------------------------------------------------------------------------------------------------------------------------
Loss for the period                                   (5,217,952)    (4,294,844)    (6,495,636)    (4,451,320)    (5,168,419)

Deficit, beginning of period                         (22,810,225)   (16,314,589)   (16,314,589)   (11,863,269)    (6,694,850)
Adjustment for future income taxes [note 3[a]]          (428,000)          -              -              -              -
-----------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                               (28,456,177)   (20,609,433)   (22,810,225)   (16,314,589)   (11,863,269)
=============================================================================================================================
Net loss per common share                                  (0.13)         (0.12)         (0.17)         (0.16)         (0.19)
=============================================================================================================================

Weighted average number of
  common shares outstanding                           41,215,848     36,662,998     37,782,044     28,331,730     26,780,674
=============================================================================================================================

See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                          CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                 (expressed in Canadian dollars)


                                                        Nine months ended
                                                             August 31,                     Years ended November 30,
                                                    ---------------------------   -------------------------------------------
                                                         2001           2000           2000           1999           1998
                                                           $              $              $              $              $
-----------------------------------------------------------------------------------------------------------------------------
                                                      (unaudited)    (unaudited)    [Restated -
                                                                                   see note 3[b]]
OPERATING ACTIVITIES
Loss for the period                                   (5,217,952)    (4,294,844)    (6,495,636)    (4,451,320)    (5,168,419)
Add items not affecting cash:
   Amortization                                          525,761        460,730        917,288        654,918        669,582
   Loss on disposal of capital assets                       -              -              -              -             4,256
   Stock-based compensation                                 -              -            16,000           -              -
Changes in non-cash working capital items
  relating to operations:
   Accounts receivable and other                         138,441       (110,282)      (132,396)        18,744       (127,045)
   Accounts payable and accrued liabilities             (351,013)      (154,120)       253,458        227,062        183,605
   Deferred revenue                                     (113,418)          -         1,499,598           -              -
-----------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                     (5,018,181)    (4,098,516)    (3,941,688)    (3,550,596)    (4,438,021)
-----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital                                   -         7,940,069      8,009,619      5,412,353      2,410,659
Payment on obligations under capital leases              (33,881)       (47,691)       (60,602)       (71,221)       (46,776)
Increase in long-term debt                                  -              -              -              -           200,000
Repayment of long-term debt                              (50,161)       (50,924)       (68,829)       (61,830)       (19,180)
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities          (84,042)     7,841,454      7,880,188      5,279,302      2,544,703
-----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                               (77,702)       (75,016)      (179,085)       (60,190)      (397,059)
Patent costs capitalized                                (263,760)      (149,225)      (324,445)      (168,160)      (139,208)
Short-term investments                                 4,422,910     (5,056,869)    (4,396,494)    (1,210,917)     5,205,483
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities        4,081,448     (5,281,110)    (4,900,024)   (1,439,267)      4,669,216
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents
  during the period                                   (1,020,775)    (1,538,172)      (961,524)      289,439       2,775,898
Cash and cash equivalents, beginning of period         3,247,479      4,209,003      4,209,003     3,919,564       1,143,666
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period               2,226,704      2,670,831      3,247,479     4,209,003       3,919,564
=============================================================================================================================

Supplemental cash flow information:
   Interest paid                                           4,568         13,122         15,850        27,704          12,463
=============================================================================================================================

See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. On June 20, 2001, the Company changed its name to Cardiome Pharma Corp. The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.


2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with accounting principles generally accepted in the United States is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Interim financial statements

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at August 31, 2001, and the results of operations and cash flows for the nine months ended August 31, 2001 and 2000 in accordance with generally accepted accounting principles.

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd. (RSD) and Atriven Cardiology Corp. Significant intercompany accounts and transactions have been eliminated on consolidation.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the period.

Cash equivalents

The Company considers all highly liquid financial investments with an original maturity of 90 days or less to be cash equivalents, which are carried at amortized cost.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days to be short-term investments. Short-term investments are considered available for sale and are carried at the lower of cost or market.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment and web-site development costs on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Technology, license and patent costs

The fair value of the technology acquired has been recorded as other assets. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes patent costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Revenue

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. When the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial, non-refundable milestone payments are recognized upon the achievement of the specified milestones.Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development of ten years.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers, directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11[d]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Basic loss per common share has been calculated using the weighted average number of common shares outstanding in each respective period, including escrow shares. Fully diluted loss per common share is not presented as the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES

[a]   Income taxes

Effective December 1, 2000, the Company retroactively adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense for the nine months ended August 31, 2001 of $77,040. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

Future income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities as at December 1, 2000 are shown below:

                                                                    December 1,
                                                                       2000
                                                                         $
-------------------------------------------------------------------------------
Future tax assets:
   Tax loss carryforwards                                             3,725,000
   Research and development deductions (net of investment
     tax credits)                                                     1,824,300
   Investment tax credits                                               648,100
   Tax values of depreciable assets in excess of accounting values      525,700
   Revenue unearned for accounting purposes                             710,000
   Share issue costs                                                    406,600
   Other items                                                           63,600
-------------------------------------------------------------------------------
Total future tax assets                                               7,903,300
Valuation allowance                                                  (7,475,300)
-------------------------------------------------------------------------------
Total future tax assets                                                 428,000
-------------------------------------------------------------------------------

Future tax liabilities
   Accounting value of technology in excess of tax value               (428,000)
-------------------------------------------------------------------------------
Total future tax liabilities                                           (428,000)
-------------------------------------------------------------------------------
Net future tax assets                                                      -
===============================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES (cont'd.)

[b]   Revenue recognition

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period, as described in note 2. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

During the nine months ended August 31, 2001, the change resulted in an increase in research collaboration, licensing and option fees and a decrease in the net loss of $113,418 from $5,331,370 that would have been reported had the change not been made. This change has been applied retroactively with the following effect:

                                         As originally reported                              As restated
                           ----------------------------------------------  ----------------------------------------------
                              Nine months                                    Nine months
                                ended                 Years ended               ended                 Years ended
                               Aug. 31,               November 30,             Aug. 31,               November 30,
                           ---------------  -----------------------------  --------------  ------------------------------
                                2000        2000        1999        1998        2000        2000        1999        1998
                                  $           $           $           $           $           $           $           $
----------------------------------------------------------------------------------------------------------------------------------
                             (unaudited)                                     (unaudited)
Research collaborative,
  licensing and option fees      79,495    2,081,046      482,876      228,767       79,495       81,448      482,876      228,767

Loss for the period          (4,294,844)  (4,496,038)  (4,451,320)  (5,168,419)  (4,294,844)  (6,495,636)  (4,451,320)  (5,168,419)

Net loss per common share         (0.12)       (0.12)       (0.16)       (0.19)       (0.12)       (0.17)       (0.16)       (0.19)

Deferred revenue                   -            -            -            -           -       (1,499,598)        -            -
Deficit                     (20,609,433) (20,810,627) (16,314,589) (11,863,269) (20,609,433) (22,810,225) (16,314,589) (11,863,269)
===================================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

4. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash equivalents, short-term investments, accounts receivable and other, and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.


5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

At August 31, 2001, cash equivalents include approximately $2,098,970 [November 30, 2000 - $2,914,000; November 30, 1999 - $3,900,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 3.87% [November 30, 2000 - 6.02%; November 30, 1999 - 4.50%]. In addition, cash equivalents include amounts denominated in U.S. dollars aggregating $nil at August 31, 2001 [November 30, 2000 - $1,216,560 (U.S. $792,031); November 30,
1999 - $nil].

Short-term investments, comprise mainly commercial papers and term deposits with an average interest rate of 4.08% at August 31, 2001 [November 30, 2000 - 5.76%; November 30, 1999 - 5.02%] and maturities to February 2002 [November 30, 2000 - July 2001; November 30, 1999 - June 2001].


6. ACCOUNTS RECEIVABLE AND OTHER

                                                   August 31,    November 30,
                                                      2001      2000      1999
                                                        $         $         $
-------------------------------------------------------------------------------
                                                  (unaudited)

Prepaid expenses                                     70,593   137,287   170,769
Interest and other receivables                      181,878   253,625    87,747
-------------------------------------------------------------------------------
                                                    252,471   390,912   258,516
===============================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

7. CAPITAL ASSETS

                                                                    Accumulated     Net book
                                                          Cost      amortization     value
                                                           $             $             $
--------------------------------------------------------------------------------------------
August 31, 2001 (unaudited)
Laboratory equipment                                     644,966     427,246     217,720
Computer equipment                                       367,283     344,509      22,774
Office equipment                                         106,914      62,417      44,497
Web-site development costs                                13,640         758      12,882
Equipment under capital lease                             81,320      48,792      32,528
Leasehold improvements                                    29,253       6,300      22,953
----------------------------------------------------------------------------------------
                                                       1,243,376     890,022     353,354
========================================================================================

November 30, 2000
Laboratory equipment                                     583,238     310,588     272,650
Computer equipment                                       347,998     299,304      48,694
Office equipment                                          98,451      46,585      51,866
Equipment under capital lease                            135,243      63,555      71,688
Leasehold improvements                                    10,093       2,021       8,072
----------------------------------------------------------------------------------------
                                                       1,175,023     722,053     452,970
========================================================================================

November 30, 1999
Laboratory equipment                                     380,805     184,143     196,662
Computer equipment                                       315,964     237,479      78,485
Office equipment                                          71,851      29,791      42,060
Equipment under capital lease                            211,086      73,116     137,970
Leasehold improvements                                     6,884         485       6,399
----------------------------------------------------------------------------------------
                                                         986,590     525,014     461,576
========================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

8. OTHER ASSETS

                                                                    Accumulated     Net book
                                                          Cost      amortization     value
                                                           $             $             $
--------------------------------------------------------------------------------------------
August 31, 2001 (unaudited)
Technology                                             2,968,193   2,130,788     837,405
License                                                  105,208      49,973      55,235
Patents                                                1,224,117     665,522     558,595
----------------------------------------------------------------------------------------
Total                                                  4,297,518   2,846,283   1,451,235
========================================================================================

November 30, 2000
Technology                                             3,396,193   1,953,115   1,443,078
License                                                  105,208      42,082      63,126
Patents                                                  996,108     493,294     502,814
----------------------------------------------------------------------------------------
Total                                                  4,497,509   2,488,491   2,009,018
========================================================================================

November 30, 1999
Technology                                             3,396,193   1,613,496   1,782,697
License                                                  105,208      31,561      73,647
Patents                                                  626,309     123,185     503,124
----------------------------------------------------------------------------------------
Total                                                  4,127,710   1,768,242   2,359,468
========================================================================================

During the nine months ended August 31, 2001, the Company recorded additional expense of approximately $nil [nine months ended August 31, 2000 - $nil; year ended November 30, 2000 - $287,000; year ended November 30, 1999 - $nil; year ended November 30, 1998 - $nil] with respect to write-off of patents no longer directly related to the Company's current focus.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

9. CREDIT FACILITY

At August 31, 2001, the Company has available an operating line of credit of $30,000 [November 30, 2000 - $100,000; November 30, 1999 - $200,000]. Borrowings
under this operating line of credit are collateralized by a cashable certificate of $100,000 [November 30, 2000 - $100,000; November 30, 1999 - $200,000] which is included in short-term investments. This credit facility bears interest at the bank's prime rate and is payable on demand. At August 31, 2001, November 30, 2000 and 1999, there was no outstanding balance drawn on this credit facility.


10. LONG-TERM DEBT

                                                   August 31,    November 30,
                                                      2001      2000      1999
                                                        $         $         $
-------------------------------------------------------------------------------
                                                  (unaudited)

Promissory note with interest rate
of 10.77% per annum, repaid in blended
monthly instalments of $6,468 per month                -       50,161   118,990

Less: current portion                                  -      (50,161)  (68,829)
-------------------------------------------------------------------------------
                                                       -         -       50,161
===============================================================================


As collateral, the Company has assigned short-term investments with a maturity value of $100,000 to the lender, which was released as collateral in November 2001.

Interest expense for the nine months ended August 31, 2001 amounted to $1,583 [nine months ended August 31, 2000 - $7,288; year ended November 30, 2000 - $8,788; year ended November 30, 1999 - $15,786; year ended November 30, 1998 - $6,692].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL

[a]   Authorized

200,000,000 common shares without par value

[b]   Issued

                                                      Number of
                                                    common shares    Amount
                                                           #            $
-------------------------------------------------------------------------------
Balance, November 30, 1997                              25,094,599   17,541,191
Issued for cash upon exercise of options                   658,700      740,259
Issued for cash upon exercise of warrants [c [iii]]      1,920,000    1,670,400
-------------------------------------------------------------------------------
Balance, November 30, 1998                              27,673,299   19,951,850
Issued for cash upon exercise of options                     5,000        5,000
Issued for cash upon exercise of warrants [c [iii]]        939,000      845,100
Issued for cash pursuant to private placements, net
  of issuance costs [c [ii]]                             7,285,643    4,480,090
-------------------------------------------------------------------------------
Balance, November 30, 1999                              35,902,942   25,282,040
Issued for cash upon exercise of options                   178,000      151,190
Issued for cash upon exercise of warrants [c [ii]]         728,564      509,995
Issued for cash pursuant to private placements, net
  of issuance costs [c [i]]                              5,906,342    7,348,434
Return of escrow shares [f]   (1,500,000)   (1,056,266)
-------------------------------------------------------------------------------
Balance, November 30, 2000 and August 31, 2001          41,215,848   32,235,393
===============================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[c]   Private placements

[i] On June 19, 2000, upon obtaining receipts for its final prospectus, the Company completed a private placement of 5,549,200 special warrants at a price of $1.40 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $1.60 expiring April 14, 2002. All of these warrants remain outstanding at August 31, 2001. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 554,920 compensation options to the lead agent of this financing which were converted into 554,920 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $1.40 until October 14, 2001. All of these share purchase warrants remain outstanding as at August 31, 2001.

      On June 5, 2000, the Company completed a non-brokered private placement of 357,142 units at $1.40 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at $1.60 expiring June 5, 2002. All of these warrants remain outstanding as at August 31, 2001.

[ii] On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants at a price of $0.70 each for total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 compensation options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $0.70 until August 11, 2001. All share purchase warrants were exercised during the year ended November 30, 2000.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[iii] On June 30, 1997, the Company completed a brokered private placement of 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the year ended November 30, 1998 and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

      On May 9, 1997, the Company completed a non-brokered private placement of 2,500,000 units at $0.72 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 2,500,000 share purchase warrants issued, 1,700,000 were exercised during the year ended November 30, 1998. The remaining 800,000 were exercised during the year ended November 30, 1999.

[d]   Stock options

In May 1998, the shareholders approved the 1998 Stock Option Plan for which up to 4,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. On May 28, 2001, the shareholders approved a new stock option plan ("2001 Plan") for which up to 6,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. The shareholders also approved the merger of the 1998 Plan into the 2001 Plan such that the options outstanding under the 1998 Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan. The shares available for issuance under the 2001 Plan generally vest over a period beginning immediately and up to 5 years with a term of six years. Of the total stock options outstanding at August 31, 2001, 630,000 options vest upon the achievement of certain milestones [November 30, 2000 - 220,000; November 30, 1999 - nil]. At August 31, 2001, the Company has 1,723,750 [November 30, 2000 -
343,800; November 30, 1999 - 1,517,550] common shares available for future issuance under the 2001 Plan.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

At August 31, 2001, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

        Number of common shares
   under option   currently exercisable    Exercise price
         #                 #                      $          Date of expiry
--------------------------------------------------------------------------------
   150,000             150,000                    0.70       April 2, 2002
   290,000             290,000                    1.40       April 2, 2002
    40,000              40,000                    1.42       April 20, 2002
    80,000              80,000                    1.25       May 29, 2002
   150,000             150,000                    1.38       September 30, 2002
   100,000             100,000                    0.61       October 31, 2002
   600,000             480,000                    1.49       March 17, 2003
    60,000              60,000                    1.10       February 8, 2004
   230,000             220,000                    1.58       June 11, 2004
   265,000             235,000                    1.05       October 15, 2004
    50,000              50,000                    0.61       October 31, 2004
    30,000              30,000                    1.26       January 10, 2005
    50,000              40,000                    1.05       February 24, 2005
    55,000              55,000                    1.81       March 29, 2005
    60,000              30,000                    0.61       October 31, 2005
    80,000              35,000                    1.05       February 13, 2006
   483,750             303,750                    1.27       May 24, 2006
   295,000              15,000                    1.38       September 12, 2006
    75,000                -                       1.55       September 17, 2006
    37,500                -                       0.65       December 18, 2006
   750,000             250,000                    0.73       January 29, 2007
    30,000                -                       0.88       May 27, 2007
    75,000                -                       0.75       August 21, 2007
   240,000             240,000                    0.75       August 21, 2006
--------------------------------------------------------------------------------
 4,276,250           2,853,750
================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

Stock options outstanding at August 31, 2001, are summarized as follows:

                                                   Number of   Weighted average
                                                 common shares     exercise
                                                  under option       price
                                                       #               $
--------------------------------------------------------------------------------
Balance, November 30, 1997                           1,696,000        1.15
Options granted                                      1,755,000        1.48
Options exercised                                     (658,700)       1.12
Options forfeited                                     (425,000)       1.67
--------------------------------------------------------------------------------
Balance, November 30, 1998                           2,367,300        1.31
Options granted                                        480,000        0.92
Options exercised                                       (5,000)       1.00
Options forfeited                                     (159,300)       1.21
--------------------------------------------------------------------------------
Balance, November 30, 1999                           2,683,000        1.25
Options granted                                      1,273,750        1.31
Options exercised                                     (178,000)       0.85
Options forfeited                                     (100,000)       1.30
--------------------------------------------------------------------------------
Balance, November 30, 2000                           3,678,750        1.29
Options granted                                      1,297,500        0.73
Options forfeited                                     (660,000)       1.24
Options cancelled                                      (40,000)       1.05
--------------------------------------------------------------------------------
Balance, August 31, 2001                             4,276,250        1.13
================================================================================


On August 22, 2001, pursuant to the adoption of a new directors' compensation package, the Company cancelled 40,000 stock options with an exercise price of $1.05 previously granted to a director and granted 30,000 new stock options with an exercise price of $0.75.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[e]   Common Share Purchase Warrants

At August 31, 2001, common share purchase warrants were outstanding as follows:

     Number of common
     shares issuable                     Exercise price
            #                                   $            Date of expiry
--------------------------------------------------------------------------------

         554,920                                1.40         October 14, 2001
       2,774,600                                1.60         April 14, 2002
         178,571                                1.60         June 5, 2002
         750,000                                 [i]               [i]
--------------------------------------------------------------------------------
       4,258,091
================================================================================

[i] see note 12[e].

[f]   Escrow shares

Prior to February 22, 2000, the Company had 1,500,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts.

The 1,500,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

11. SHARE CAPITAL (cont'd.)

[g]   Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 200,000 common shares to the licensor upon the achievement of certain milestones. At August 31, 2001, these milestones had not been achieved. In addition, the Company intends to settle an accounts payable of approximately $16,000 with respect to a technology assignment agreement by issuing 20,000 common shares.


12. COMMITMENTS

[a]   Operating leases

The Company leases its premises under an operating lease agreement. The minimum lease commitments under this operating lease agreement, expiring in March 2002, are approximately as follows:

                                                                            $
--------------------------------------------------------------------------------

2001 (three months)                                                      60,000
2002                                                                     80,000
--------------------------------------------------------------------------------
                                                                        140,000
================================================================================

Rent expense for the nine months ended August 31, 2001 was $195,660 [nine months ended August 31, 2000 - $191,065; year ended November 30, 2000 - $256,285; year ended November 30, 1999 - $141,717; year ended November 30, 1998 - $118,942].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

12. COMMITMENTS (cont'd.)

[b]   Capital leases

The Company leases certain of its laboratory equipment under capital lease agreements. The following is a schedule of future minimum capital lease obligation payments:

                                                                            $
--------------------------------------------------------------------------------

2001 (three months)                                                       7,450
--------------------------------------------------------------------------------
Total minimum lease payments                                              7,450
Less: amount representing interest (11.5%)                                 (186)
--------------------------------------------------------------------------------
                                                                          7,264
Less: current portion of capital lease obligations                        7,264
--------------------------------------------------------------------------------
Long term portion of obligations under capital lease                       -
================================================================================

Interest expense during the nine months August 31, 2001 amounted to $2,985 [nine months ended August 30, 2000 - $5,834; year ended November 30, 2000 - $7,062; year ended November 30, 1999 - $11,918; year ended November 30, 1998 - $5,771].

[c]   Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures amounting to $219,000 through November 30, 2001.

[d]   License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at August 31, 2001, November 30, 2000 and 1999, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nockiblocker technology. As at August 31, 2001, November 30, 2000 and 1999, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

12. COMMITMENTS (cont'd.)

[e]   Service agreement

In August 2001, the Company entered into a consulting agreement with a third party. The agreement requires the payment of US$5,000 per month for the term of the agreement, which expires on February 10, 2002. The Company is required to pay a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue warrants. The number of warrants and their term will be determined pursuant to a prescribed formula, as described in the agreement. In addition, the Company agreed to issue, subject to regulatory approval, 750,000 retainer warrants which vest on February 10, 2002 with the following terms [note 11 [e]].

  Number of options                       Exercise price
         #                                       US$        Date of expiry [ii]
--------------------------------------------------------------------------------

         300,000                                0.60        February 9, 2004 [i]
         100,000                                1.20        February 9, 2004 [i]
         100,000                                3.00        February 9, 2004 [i]
         150,000                                0.60        February 9, 2009
          50,000                                1.20        February 9, 2009
          50,000                                3.00        February 9, 2009
--------------------------------------------------------------------------------
         750,000
================================================================================

[i] The expiry date of these warrants may be extended through February 9, 2009 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

[ii] If the consulting agreement is terminated by the third party prior to February 10, 2002, all retainer warrants will be cancelled.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

13. COLLABORATIVE AGREEMENTS

On October 16, 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which US$1,000,000 was collected during the year ended November 30, 2000, and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, and royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

The Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") on November 30, 2000, for the worldwide rights for the development and commercialization of certain Nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company.Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

14. INCOME TAXES

At November 30, 2000, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

                                                      Investment   Non-capital
                                                      tax credits    losses
                                                           $            $
--------------------------------------------------------------------------------

2001                                                       -         177,000
2002                                                       -         332,000
2003                                                       -         545,000
2004                                                      4,000    1,530,000
2005                                                     62,000    2,830,000
2006                                                    111,000    2,549,000
2007                                                    258,000    2,494,000
2008                                                    520,000         -
2009                                                    402,000         -
2010                                                    458,000         -
--------------------------------------------------------------------------------
                                                      1,815,000   10,457,000
================================================================================

At November 30, 2000, the Company also has net temporary differences of approximately $9,480,000 which may be used to reduce future income taxes. This consists of scientific research and experimental development expenditures of $6,940,000, share issue costs of $1,141,000, temporary differences relating to capital assets of $1,192,000 and other amounts of $207,000. The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore the benefit has not been recognized in the financial statements.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)


14. INCOME TAXES (cont'd.)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 45.62% statutory tax rate, is:

                                                                        Deferral method
                                                             ---------------------------------------
                                                                    Years ended November 30,
                                                                  2000         1999         1998
                                                                    $            $            $
----------------------------------------------------------------------------------------------------
Tax provision at combined statutory income
  tax rate                                                    (2,963,300)  (2,030,700)  (2,357,800)
Occurrence of losses and deferred tax credits
  (net of recovery) for which no tax benefit
  has been recorded (utilization of deferred
  income tax debits and losses for which no
  tax benefit has been recognized)                               904,100    1,162,800    1,291,000
Amortization in excess of capital cost
  allowance for tax                                              418,500      617,000      305,400
Research and development expenses
  not deducted for tax purposes                                  690,700      619,400      782,300
Share issue costs                                               (196,500)    (112,500)     (25,300)
Utilization of losses not previously booked                         -        (366,700)        -
Cumulative effect of a change in accounting policy [note 3[b]]   684,100         -            -
Other                                                              6,200      110,700        4,400
----------------------------------------------------------------------------------------------------
                                                                    -            -            -
====================================================================================================


15. RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

                                                                 Nine months ended
                                                                      August 31,                 Years ended November 30,
                                                            ---------------------------  ----------------------------------------
                                                                  2001          2000          2000          1999          1998
                                                                    $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)   (unaudited)
Companies with a common director for:
 - contract research services                                    16,816        10,741         30,539       163,954       48,041
 - administrative consulting services                              -             -              -            6,500         -
Directors for:
 - research consulting services                                  34,565        94,790        104,901        37,761         -
 - administrative consulting services                            15,000         5,000         30,700         3,500         -
=================================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

15. RELATED PARTY TRANSACTIONS (cont'd.)

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

Included in accounts receivable at August 31, 2001 is $1,500 [November 30, 2000
- $nil; November 30, 1999 - $nil] due from a company with a common director.

Included in accounts payable and accrued liabilities at August 31, 2001 is $4,476 [November 30, 2000 - $18,276; November 30, 1999 - $40,690] owing to a company with a common director.


16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

[a] As described in note 3[a], the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $428,000 difference in technology and deficit under U.S. GAAP.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[b] Under U.S. GAAP, the Company has allocated the gross proceeds received from its private placements to the common shares issued and warrants granted, based on their relative fair values. For the nine months ended August 31, 2001, the Company has allocated the portion of gross proceeds related to the warrants of $nil [nine months ended August 31, 2000 - $1,085,000; year ended November 30, 2000 - $1,085,000; year ended November 30, 1999 - $nil; year ended November 30, 1998 - $nil] to additional paid in capital. In addition, the Company has recorded the fair value of the compensation options granted of $200,000 [nine months ended August 31, 2000 - $200,000; year ended November 30, 2000 - $200,000; year ended
      November 30, 1999 - $102,000; year ended November 30, 1998 - $nil] as additional paid in capital. The fair values of the warrants and compensation options were determined using the Black Scholes pricing model.

[c] For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to the U.S. GAAP, the Company will record, in future periods, additional compensation expense of $nil in respect of options granted to executive officers, directors and employees below fair market value [November 30, 2000 - $4,100; November 30, 1999 - $nil].

      The Company accounts for the cancellation and re-issuance of stock options to executive officers, directors and employees under APB 25 and related interpretations, whereby stock options cancelled and re-granted at a lower exercise, within six months of cancellation are subject to variable accounting. For the nine months ended August 31, 2001, no compensation expense was recorded as a result of stock options that were cancelled and re-granted to executive officers, directors and employees.

[d] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options granted to non-employees during the period ended August 31, 2001 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 1.091, risk-free interest rate 5.0% and expected average option life of 4.5 years. For purposes of reconciliation to U.S. GAAP, the Company will record, subject to remeasurement as the options vest, additional compensation expense of approximately $27,000 in respect of options granted to non-employees in future periods.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[e] Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive loss.

[f] Under Canadian GAAP the effect of the change in accounting policy described in note 3[b] is recorded on a retroactive basis as an adjustment to prior periods' reported losses. Under U.S. GAAP, the cumulative effect of the change is recorded as an adjustment to the current period's reported net loss.

[g] Under U.S. GAAP, basic loss per share excludes any dilutive effects of options, warrants, and escrow shares. Diluted loss per share under U.S. GAAP is calculated using the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding.

The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

                                                                 Nine months ended
                                                                      August 31,                 Years ended November 30,
                                                            ---------------------------  ----------------------------------------
                                                                  2001          2000          2000          1999          1998
                                                                    $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)   (unaudited)
Loss for period, Canadian GAAP                               (5,217,952)   (4,294,844)   (6,495,636)   (4,451,320)   (5,168,419)
Adjustment to eliminate retroactive change in
  accounting policy [note 16[f]]                                   -             -        1,499,598          -             -
Adjustment for stock-based compensation
  - employees                                                   (40,000)      (24,400)      (28,400)         -             -
  - non-employees                                               (24,000)      (69,400)     (179,500)      (51,000)     (129,000)
-------------------------------------------------------------------------------------------------------------------------------
Loss for the period, U.S. GAAP before
  cumulative effect of change in accounting
  policy                                                     (5,281,952)   (4,388,644)   (5,203,938)   (4,502,320)   (5,297,419)
Cumulative effect of change in accounting policy
  [note 16[f]]                                               (1,499,598)         -             -             -             -
-------------------------------------------------------------------------------------------------------------------------------
Loss for the period, U.S. GAAP                               (6,781,550)   (4,388,644)   (5,203,938)   (4,502,320)   (5,297,419)
Unrealized gains (losses) on investments                           -           36,087       117,662          -             -
-------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss for the period, U.S. GAAP                 (6,781,550)   (4,352,557)   (5,086,276)   (4,502,320)   (5,297,419)
===============================================================================================================================

Deficit, beginning of period, U.S. GAAP                     (22,065,777)  (16,861,839)  (16,861,839)  (12,359,519)   (7,062,100)
Loss for the period, U.S. GAAP                               (6,781,550)   (4,388,644)   (4,703,938)   (4,502,320)   (5,297,419)
-------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period, U.S. GAAP                           (28,847,327)  (21,250,483)  (22,065,777)   (16,861,839)  (12,359,519)
===============================================================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Loss per share

The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP:

                                                                 Nine months ended
                                                                      August 31,                 Years ended November 30,
                                                            ---------------------------  ----------------------------------------
                                                                  2001          2000          2000          1999          1998
                                                                    $             $             $             $             $
---------------------------------------------------------------------------------------------------------------------------------
                                                               (unaudited)   (unaudited)
Numerator
Loss for the period, U.S. GAAP                              (6,781,550)   (4,388,644)   (5,203,938)   (4,502,320)   (5,297,419)

Denominator
Weighted average number of common shares
  outstanding                                               41,215,848    36,662,998    37,782,044    28,331,730    26,780,674
Escrowed shares                                                   -         (454,380)     (345,205)   (1,500,000)   (1,500,000)
---------------------------------------------------------------------------------------------------------------------------------
                                                            41,215,848    36,208,618    37,436,839    26,831,730    25,280,674
===============================================================================================================================

Loss per common share, U.S. GAAP:
   Before change in accounting policy                            (0.12)        (0.12)        (0.14)        (0.17)         (0.21)
   Change in accounting policy                                   (0.04)         -             -             -              -
---------------------------------------------------------------------------------------------------------------------------------
Loss per common share, U.S. GAAP:                                (0.16)        (0.12)        (0.14)        (0.17)         (0.21)
===============================================================================================================================

The Company's common shares issuable upon the exercise of stock options, warrants and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                          August 31,          November 30,
                                             2001         2000         1999
                                               $            $            $
--------------------------------------------------------------------------------
                                           (unaudited)

Cash and cash equivalents                   2,226,704    3,256,629    4,209,003
Short-term investments                      2,548,751    7,080,173    2,575,167
Other assets                                1,879,235    2,009,018    2,359,468
Deferred revenue                            1,386,180         -            -
Share capital                              30,950,393   30,950,393   25,282,040
Accumulated other comprehensive income           -         117,662         -
Contributed surplus                         3,160,416    3,096,416      547,250
Deficit                                   (28,847,327) (22,065,777) (16,861,839)
================================================================================

17. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the nine months ended August 31, 2001, 90% and 10% of research, collaborative, licensing and option fees are derived from 2 collaborators in Sweden and United States, respectively [nine months ended August 31, 2000 - 55% and 45% from Sweden and Germany, respectively; year ended November 30, 2000, 75% from one collaborator in Sweden; year ended November 30, 1999 - 95% from one collaborator in Switzerland; year ended November 30, 1998 - 100% from one collaborator in Switzerland].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                               NOTES TO CONSOLIDATED
                                FINANCIAL STATEMENTS

Information as at August 31, 2001 and
the nine months ended August 31, 2001
and 2000 is unaudited                            (expressed in Canadian dollars)

18. SUBSEQUENT EVENTS

The following events occurred subsequent to August 31, 2001:

[a] On October 10, 2001, the Company closed a private placement of 1,834,333 special warrants (the "Special Warrants") at a price of $0.60 per Special Warrant for gross proceeds of $1,100,600. Each Special Warrant is exercisable into one common share of the Company and one-half of one common share purchase warrant to purchase common shares, without additional payment, through the earlier of: i) one year from the date of the Special Warrant certificate from October 5 through October 10, 2002; and ii) five days after the qualification of the Company's prospectus by the Ontario and B.C. Securities Commissions. Each whole common share purchase warrant will entitle the holder to acquire one common share at $0.80 per share until two years from the date of issuance of the Special Warrants, from October 5, 2003 through October 10, 2003. The gross proceeds of this financing will be reduced by the estimated issuance costs of $98,042. A finder was granted finder's Special Warrants convertible into finders warrants to purchase 66,766 common shares at $0.60 per share for a period up to October 10, 2003.

      On November 23, 2001, the Company filed a preliminary prospectus qualifying the common shares and common share purchase warrants issuable upon exercise of the Special Warrants. If the Company does not obtain a receipt for its prospectus by February 7, 2002 (February 2, 2002 for certain Special Warrants), 1,667,666 of the Special Warrants are exchangeable into 1,834,433 common shares and 917,216 common share purchase warrants.

[b] The Company granted 20,000 options to acquire common shares at an exercise price of $0.73 per share expiring July 31, 2002.

[c] The Company issued 20,000 common shares with respect to a technology assignment agreement [note 11(g)].

[d] In October 2001, 554,920 common share purchase warrants expired unexercised.

[e] On November 9, 2001, the Company incorporated a private company, Cardiome, Inc., pursuant to the Delaware General Corporation Law.

                             CERTIFICATE OF THE COMPANY


Dated:   November 23, 2001

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the Securities Act (British Columbia) and by the Securities Act (Ontario) and the respective rules and regulations thereunder.



/s/ Robert W. Rieder                      /s/ Christina Yip
-------------------------------------    --------------------------------
ROBERT W. RIEDER                         CHRISTINA YIP
President and Chief Executive Officer    Chief Financial Officer



                     ON BEHALF OF THE BOARD OF DIRECTORS


/s/ Michael Walker                       /s/ Alan Ezrin
-------------------------------------    --------------------------------
MICHAEL WALKER                           ALAN M. EZRIN
Chairman and Director                    Director

Exhibit 21


CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------
       FOR IMMEDIATE RELEASE        TSE: COM,       NASD BB: COMTF


                               CARDIOME TO ACQUIRE
                               -------------------
                               U.S. PHARMA COMPANY
                               -------------------


Vancouver, Canada, December 21, 2001 - Cardiome Pharma Corp. (the "Company") announced today that it has entered into an agreement to acquire Paralex, Inc., subject to certain conditions and approvals. The acquisition has the unanimous support of the Board of Directors of both Cardiome and Paralex. Paralex is a privately held New York based company containing, among other assets, certain intellectual property rights licensed from The Johns Hopkins University relating to cardiovascular applications of xanthine oxidase inhibitors. In addition, Paralex has an option to acquire a Phase III drug candidate with a non-cardiovascular indication.

Pursuant to the agreement, Cardiome will acquire all of the outstanding shares of Paralex in exchange for approximately 33,300,000 Cardiome shares. The transaction is subject to shareholder and regulatory approvals, and other conditions including completion of a concurrent financing for Cardiome. The Board of Directors of Cardiome has engaged BMO Nesbitt Burns to provide a fairness opinion on the transaction.

"This is a very attractive acquisition for Cardiome as it adds significantly to our core expertise in drugs used to treat heart disease," said Bob Rieder, Cardiome's President and CEO. "Paralex has a drug candidate that is ready for Phase II development in congestive heart failure, one of the largest market opportunities in the cardiovascular area. Combined with our current Phase II antiarrhythmic program, this acquisition moves Cardiome to the next level of the Company's growth with a strong and diversified portfolio."

The Paralex technology is based on patents originally filed by Dr. Eduardo Marban, a globally recognised expert in cardiology and cardiac cell function. He is a Professor of Medicine and Physiology at Johns Hopkins. "Upon closing the transaction, Dr. Marban will be joining Cardiome's scientific advisory board," said Dr. Alan Ezrin, Cardiome's Chief Scientific Officer.

Congestive heart failure is a condition under which the heart gradually loses its ability to pump sufficient blood throughout the body. It is a common disease whose incidence and severity increase with age, and is a significant cause of death in the developed world. CHF is also an important risk factor for serious disorders of the cardiac beat, and is associated with a 6 to 9 fold increase in the risk of sudden cardiac death. The condition also significantly reduces the quality of life in those who suffer from the disease. Approximately
4.7 million persons in the U.S. suffer from CHF, while the developed world total is estimated at approximately 11 million.

Although some of the existing drugs used to treat CHF can provide a short-term increase in the heart's ability to pump blood, they do so at the cost of exacerbating the underlying disease. Such drugs increase contractile energy at the expense of increasing the heart's utilization of oxygen and energy.
Xanthine oxidase inhibitors promise to improve myocardial work efficiency by sensitising cardiac muscle cells to calcium ions, which are a key determinant of cardiac muscle function. These calcium-sensitized cardiac cells contract more efficiently without the same increase in oxygen demand. The strong safety record of the xanthine oxidase inhibitors, which have been used clinically for decades for the management of gout, suggests that clinical development can proceed rapidly. Such drugs have been used by thousands of patients in this way. "The primary driver for this transaction is the attractiveness of the Paralex CHF drug development program," continued Dr. Ezrin. "The Paralex drug candidate is expected to be safe as it has been given to many individuals without adverse side effects. It is expected to be effective in treating CHF on the basis of the extensive animal and human patient data that are already available. Finally, it offers a novel approach to treating a patient group that urgently needs additional therapeutic alternatives."

About Cardiome Pharma Corp
Cardiome Pharma Corp. is a product-focused cardiac drug discovery and development company. The Company's mission is to prevent and treat heart disease. In order to achieve this mission, the Company currently has four drug programs in the cardiac area, including the just-acquired Paralex program. The Paralex program is focused on congestive heart failure and is ready for Phase II development. RSD1235, intended for the acute treatment of atrial fibrillation, is currently being tested by the Company in a Phase II clinical trial. RSD1122, intended for chronic treatment of atrial and ventricular arrhythmia, is in pre-clinical development with AstraZeneca, one of the world's largest pharmaceutical companies. The Company's Kv1.5 antiarrhythmic program, focused on the chronic treatment of atrial fibrillation, is also in the pre-clinical phase at Cardiome. The Company's facilities are on the grounds of the University of British Columbia in Vancouver. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD BB market (COMTF).

Conference call
A conference call will be held on Dec. 24, 2001, at 11:00 a.m. (EST), in which Mr. Bob Rieder and Dr. Alan Ezrin of Cardiome will review the details of the transaction. Interested parties may access the conference call over the web by connecting through Cardiome's website www.cardiome.com. The conference can also be accessed by phone by dialing 1-800-478-9326 and 416-695-5801. The call can be accessed through the BCE Emergis website at www.enewsservices.com/en/webcast/. For the seven days following the conference call, a telephone replay will be available by dialing (416) 695-5800 or (800) 408-3053, passcode 1008816.

For optimum performance on the web, please ensure your system is equipped with Windows Media Player. Free downloads are available on the BCE Emergis website.

Forward-Looking Statement Disclaimer

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

/s/ Robert Rieder

President & Chief Executive Officer

For more information:

Cardiome Pharma Corp.   Contact      Media Contact
Ian Harper, Director of              Scott Henderson, Contemporary
Investor Relations                   Communications Ltd.
T: (604) 222-5577 ext. 705           T: (604) 734-3663 ext 302
E: iharper@cardiome.com              E: scott.henderson@ccpr.com


The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 22
                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Copr.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          December 21, 2001

Item 3.   PRESS RELEASE

          December 21, 2001 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer has entered into an agreement to acquire all of the issued and outstanding shares of Paralex, Inc., a privately held New York based company, in exchange for approximately 33,300,000 shares of the Issuer. The transaction is subject to shareholder and regulatory approvals and other conditions including completion of a concurrent financing for the Issuer.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated December 21, 2001 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 27th day of December, 2001.

                                           CARDIOME PHARMA CORP.

                                           Per:


                                           /s/ Christina Yip
                                           --------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.